IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Advantage Bancorp
Exact name of registrant as specified in charter

0001404306
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clarksville, State of Tennessee on July 10, 2007.

FIRST ADVANTAGE BANCORP

By: ______________________
Earl O. Bradley, III
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

March 5, 2007

Victor L. Cangelosi
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave, NW
Washington, DC 20016

Re: First Advantage Bancorp
Incoming letter dated February 26, 2007

Dear Mr. Cangelosi:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Savings Bank

and

First Advantage Bancorp

Clarksville, Tennessee

As Of:
June 11, 2007

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Savings Bank

and

First Advantage Bancorp

Clarksville, Tennessee

As Of:

June 11, 2007

KELLER & COMPANY, INC.

Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

July 3, 2007

Board of Directors
First Federal Savings Bank
1430 Madison Street
Clarksville, Tennessee 37040

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of First Advantage Bancorp (the "Corporation"), which is the company of First Federal Savings Bank, Clarksville, Tennessee ("First Federal" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Bank. This appraisal, as of June 11, 2007, was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by First Federal and the material provided by the independent auditors, BKD, LLP, Louisville, Kentucky, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of First Federal, with the law firm of Muldoon, Murphy & Aguggia LLP, Washington, D.C., the Bank's conversion counsel, and with BKD, LLP, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in First Federal's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of June 11, 2007, the pro forma market value or appraised value of the Corporation was $58,000,000 at the midpoint, with an offering of $58,000,000 or 5,800,000 shares at $10 per share. The pro forma valuation range of the Corporation is from a minimum of $49,300,000 to a maximum of $66,700,000, with a maximum, as adjusted, of $76,705,000, representing 4,930,000 shares, 6,670,000 shares and 7,670,500 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of First Advantage Bancorp as of June 11, 2007, was $58,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. ("Keller") is an independent consulting and appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of First Advantage Bancorp (the "Corporation"), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of First Federal Savings Bank ("First Federal" or the "Bank), Clarksville, Tennessee. The stock is to be issued in connection with the Bank's Application for Approval of Conversion from a federal chartered mutual savings bank to a federal chartered stock savings bank.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Bank after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Bank in the conversion are sold in noncontrol blocks.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2002 through 2006, and the unaudited financial statements for the three months ended March 31, 2007, and discussed them with First Federal's management and with First Federal's independent auditors, BKD, LLP, Louisville, Kentucky. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited First Federal's primary market and have traveled the surrounding area in Montgomery County. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Tennessee and the United States. We have also examined the competitive market within which First Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

Introduction (cont.)

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of First Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the stock offering of this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF FIRST FEDERAL SAVINGS BANK

GENERAL

First Federal Savings Bank, Clarksville, Tennessee, was organized in 1953 as a federal chartered mutual savings and loan association with the name First Federal Savings and Loan Association. The Bank later converted to a federal chartered mutual savings bank and changed its name to First Federal Savings Bank.

First Federal conducts its business from its main office and three branch offices in Clarksville, Tennessee. The Bank also has seven additional ATM's located throughout Clarksville. The Bank currently has no immediate plan to open another branch or a new loan office, although the Bank's business plan indicates the possibility of branching within the next three years. The Bank's primary retail market area is comprised of Montgomery County, Tennessee.

First Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). First Federal is a member of the Federal Home Loan Bank (the "FHLB") of Nashville and is regulated by the OTS and by the FDIC. As of March 31, 2007, First Federal had assets of $220,177,000, deposits of $180,083,000, and equity of $32,930,000.

First Federal is a community-oriented financial institution which has been focused on serving the financial needs of the public in its local communities and throughout its market area. First Federal has been actively and consistently involved in the origination of one-to four-family mortgage loans which represented 32.4 percent of its loan portfolio at March 31, 2007, and a smaller 23.3 percent of its loan portfolio at fiscal year end December 31, 2002.

General (cont.)

At March 31, 2007, 91.3 percent of the Bank's gross loans consisted of all types of real estate loans, compared to a lower 79.0 percent at December 31, 2002, with the primary sources of funds being retail deposits from residents in its local communities and moderate FHLB advances. The Bank is also an originator of commercial real estate loans, multi-family loans, construction loans, commercial loans, and consumer loans. Consumer loans include loans on savings accounts, automobile loans, and other secured and unsecured personal loans.

The Bank had $82.4 million, or 37.4 percent of its assets in cash and investments excluding FHLB stock and mortgage-backed securities. The Bank had an additional $2.9 million, or 1.3 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $85.3 million or 38.7 percent of assets. The Bank had $23.6 million in mortgage-backed securities. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

Based on the midpoint value established herein, the Bank's gross amount of stock to be sold in the public offering will be $58,000,000 or 5,800,000 shares at $10 per share based on the midpoint of the appraised value of $58.0 million. The net conversion proceeds will be $56,514,000, reflecting conversion expenses of approximately $1,486,000. The actual cash proceeds to the Bank of $28,257,000 will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 464,000 shares at $10 per share, representing $4,640,008. The Bank's net proceeds will be invested in residential and nonresidential real estate loans and initially invested in short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

General (cont.)

First Federal has seen a modest overall deposit decrease over the past four years with deposits decreasing 12.4 percent from December 31, 2002, to December 31, 2006, and then increasing 2.0 percent in the three months ended March 31, 2007. The Bank has focused on increasing its one- to four-family real estate loan portfolio with lesser dollar increases in all other loan categories during the past four years, monitoring its earnings and nonperforming assets. Equity to assets increased from 12.03 percent of assets at December 31, 2002, to 13.47 percent at December 31, 2004, and then increased to 18.14 percent at March 31, 2007.

First Federal's primary lending strategy has been to focus on the origination of both adjustable-rate and fixed-rate, one-to four-family loans, commercial real estate and multi-family loans, construction loans, home equity loans, commercial loans, and the origination of consumer loans.

First Federal's share of one- to four-family loans has increased from 23.3 percent of gross loans at December 31, 2002, to 32.4 percent as of March 31, 2007. Multi-family loans increased from 7.2 percent of gross loans at December 31, 2002, to 7.7 percent at March 31, 2007. Commercial real estate loans increased from 24.9 percent to 25.6 percent from December 31, 2002, to March 31, 2007. Land loans decreased from 7.4 percent of loans to 6.5 percent from December 31, 2002, to March 31, 2007. Construction loans increased from 16.3 percent of loans at December 31, 2002, to 19.1 percent at March 31, 2007. All types of real estate loans as a group increased moderately from 79.1 percent of gross loans at December 31, 2002, to 91.3 percent at March 31, 2007. The increase in real estate loans was offset by the Bank's moderate decrease in commercial loans and consumer loans, including home equity loans. The Bank's share of consumer loans experienced a decrease in their share of loans from 14.1 percent at December 31, 2002, to 7.2 percent at March 31, 2007. Commercial loans decreased from 6.8 percent at December 31, 2002, to 1.5 percent at March 31, 2007.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming

General (cont.)

assets in recognition of the more stringent requirements within the industry to establish and maintain adequate general valuation allowances, recognizing the Bank's decrease in loan originations and total loans. At December 31, 2002, First Federal had $4,802,000 in its loan loss allowance or 2.84 percent of gross loans, which decreased to $1,997,000 and represented a lesser 1.97 percent of gross loans at March 31, 2007.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Bank's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

First Federal's financial position for the five most recent fiscal years ended December 31, 2006, and the three months ended March 31, 2007, is highlighted through the use of selected financial data in Exhibit 5. First Federal has focused on maintaining a reasonable equity position, controlling its overhead ratio, decreasing its loans and deposits, increasing its securities, striving to reduce its nonperforming assets and maintaining its net interest margin. First Federal experienced moderate decreases in assets and loans from December 31, 2002, to March 31, 2007, with a lesser decrease in deposits, and a moderate increase in equity over the same period due to the Bank's $10.6 million in gains on the sale of securities. Such decrease in assets was focused on a decrease in real estate loans and consumer loans.

First Federal experienced a decrease in assets of $31.1 million or 12.4 percent for the period of December 31, 2002, to March 31, 2007. The Bank's net loan portfolio, including mortgage loans and non-mortgage loans, decreased from $164.2 million at December 31, 2002, to $99.0 million at March 31, 2007, and represented a total decrease of $65.1 million, or 39.7 percent.

First Federal has pursued obtaining funds through deposits and has also made use of FHLB advances during the period of December 31, 2002, to March 31, 2007. The Bank's competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits decreased a moderate 10.7 percent from December 31, 2002, to March 31, 2007. The Bank's decrease in deposits was focused on 2003 and 2005. The Bank's FHLB advances have decreased from $12.3 million at December 31, 2002, to $4.0 million at March 31, 2007.

First Federal experienced an increase in its equity amount and ratio from December 31, 2002, to March 31, 2007. At December 31, 2002, the Bank had equity of $31.2 million representing a 12.42 percent equity to assets ratio and then increasing to $34.3 million by December 31, 2004, representing a 14.40 percent equity to asset ratio. The Bank's equity then decreased to $32.9 million at March 31, 2007, representing a lower 14.96 percent equity to asset ratio. Equity increased 5.6 percent from December 31, 2002, to March 31, 2007.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for First Federal, reflecting the Bank's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 through 2006 and for the three months ended March 31, 2007.

First Federal has experienced an overall decrease in its dollar amount of interest income from fiscal year ended December 31, 2002, to March 31, 2007, due to the Bank's decrease in interest-earning assets. Interest income decreased from $16.7 million in 2002 to $12.6 million in 2004. From 2004 to 2006, interest income decreased from $12.6 million to $12.4 million or 1.9 percent. For the three months ended March 31, 2007, interest income was $3.09 million, decreasing from $3.10 million for the three months ended March 31, 2006.

The Bank's interest expense experienced a similar trend with a decrease from fiscal 2002 to 2004 and then an increase from 2004 to 2006. Interest expense decreased $2,950,000 or 40.8 percent, from 2002 to 2004, compared to a dollar decrease in interest income of $4,023,000 or 24.1 percent, for the same time period. Then from 2004 to 2006, interest expense increased $875,000 compared to a $238,000 decrease in interest income. Such decrease in interest income, recognizing the increase in interest expense, resulted in a moderate dollar decrease in annual net interest income of $2,186,000 or 23.2 percent for the four fiscal years ended March 31, 2007, and a moderate decrease in the net interest margin ratio and the net interest spread ratio. For the three months ended March 31, 2007, net interest income was a lower $1,646,000, compared to $1,961,000 for the three months ended March 31, 2006, resulting in a further decrease in the Bank's net interest spread and net interest margin.

The Bank has made provisions for loan losses in four of the past five fiscal years of 2002 through 2006 and for the three months ended March 31, 2007, with a recovery of provisions in 2006. The amounts of provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, lending activity, and industry norms. The loan loss provisions were $2,979,000, $588,000, $89,000 and $91,000 in the fiscal years ended December 31, 2002 through 2005, respectively, and $11,000 for the three months ended

March 31, 2007. The Bank had a $736,000 recovery of loan loss provisions in 2006. The impact of these loan loss provisions and one recovery has been to provide First Federal with a general valuation allowance of $1,997,000 at March 31, 2007, or 1.97 percent of gross loans and 43.8 percent of nonperforming loans.

Total other income or noninterest income indicated a modest increase from fiscal year 2002 to 2006 with a large increase in 2005 due to a $10.6 million gain on the sale of securities. Noninterest income was $2,496,000 in fiscal year 2002, representing 0.99 percent of assets. Noninterest income for the year ended March 31, 2007, was a similar $2,536,000 and representing 1.15 percent of assets. For the three months ended March 31, 2007, noninterest income was $631,000, representing 1.13 percent of assets, annualized. Noninterest income consists primarily of service charges, fees, insurance commissions, gains on sale of loans and securities and other income.

The Bank's general and administrative expenses or noninterest expenses increased from $9,245,000 for the fiscal year of 2002 to $9,525,000 for the fiscal year ended December 31, 2006. The dollar increase in noninterest expenses was $280,000 from 2002 to 2006, representing a percentage increase of 3.0 percent or 0.8 percent a year. This increase in operating expenses was due to normal operations. On a percent of average assets basis, operating expenses increased from 3.69 percent of average assets for the fiscal year ended December 31, 2002, to 4.49 percent for the fiscal year ended December 31, 2006, which was higher than the current industry average of approximately 2.34 percent and was impacted due to the Bank's shrinkage in assets. For the three months ended March 31, 2007, noninterest expenses were $2,401,000, representing a similar 4.50 percent, annualized.

The net earnings position of First Federal has indicated earnings from 2003 through 2006, with a loss of $82,000 in 2002, and $66,000 for the three months ended March 31, 2007, or (0.12) percent, annualized. The annual net income figures for the past five fiscal years of 2002 through 2006 were $(82,000), $1,818,000, $988,000, $5,540,000 and $625,000, representing returns on average assets of (0.03) percent, 0.74 percent, 0.41 percent, 2.44 percent, and 0.29 percent, respectively. The Bank's net income for the three months ended March 31, 2007, was loss of $66,000, representing an annualized negative ROAA of (0.12) percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2007. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment, which was an elimination of the $725,000 recovery of provision for loan losses.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets decreased from 0.74 percent in fiscal year 2003, to 0.29 percent in fiscal year 2006, and then decreased to (0.12) percent for the three months ended March 31, 2007.

The Bank's average net interest rate spread decreased from 3.45 percent in fiscal year 2002 to 3.06 percent in fiscal year 2006 to 2.67 percent for the three months ended March 31, 2007, representing a total decrease of 78 basis points. The Bank's net interest margin indicated a similar trend, decreasing from 4.15 percent in fiscal year 2002 to 3.62 percent in fiscal year 2006 to 3.26 percent for the three months ended March 31, 2007, representing a total decrease of 89 basis points.

The Bank's return on average equity increased from 2002 to 2003 and then decreased from 2003 to 2006, and decreased further for the three months ended March 31, 2007. The return on average equity increased from (0.26) percent in 2002 to 5.66 percent in fiscal year 2003, and then decreased to 1.90 percent in 2006 and to (0.83) percent for the three months ended March 31, 2007, annualized.

Income and Expense (cont.)

First Federal's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 122.0 percent at December 31, 2002, to a lower 120.0 percent at March 31, 2007.

The Bank's ratio of noninterest expenses to average assets increased from 3.69 percent in fiscal year 2002, to a moderately higher 4.50 percent in the three months ended March 31, 2007, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 58.9 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a less favorable efficiency reflected in its higher efficiency ratio, which increased from 77.5 percent in 2002 to 105.5 percent in the three months ended March 31, 2007, annualized.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. First Federal experienced a modest increase in its nonperforming asset ratio from fiscal year 2002 to 2006 followed by a decrease in the three months ended March 31, 2007. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Bank's nonperforming assets were comprised of nonaccrual loans and real estate owned. The ratio of nonperforming assets to total assets was 2.16 percent at December 31, 2002, and increased to 2.47 percent at December 31, 2006, and then decreased to 2.07 percent at March 31, 2007. The Bank's allowance for loan losses to loans was 1.97 percent at March 31, 2007, decreasing from 2.84 percent at December 31, 2002. As a percentage of nonperforming loans, First Federal's allowance for loan losses decreased from 171.0 percent at December 31, 2002, to 43.8 percent at March 31, 2007.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2005 and 2006, and the three months ended March 31, 2007. In fiscal year 2005, net interest income increased $374,000, due to an increase in interest income of

$75,000, increased by a $299,000 decrease in interest expense. The increase in interest income was due to an increase due to rate of $340,000, reduced by a decrease due to volume of $265,000. The decrease in interest expense was due to a decrease due to volume of $279,000, accented by a decrease due to a change in rate of $20,000.

In fiscal year 2006, net interest income decreased $1,487,000, due to a decrease in interest income of $313,000, enhanced by a $1,174,000 increase in interest expense. The decrease in interest income was due to a decrease due to volume of $1,039,00, reduced by an increase due to rate of $726,000. The increase in interest expense was due to an increase due to rate of $1,707,000, reduced by a decrease due to volume of $533,000.

In the three months ended March 31, 2007, net interest income decreased $315,000, due to a decrease in interest income of $11,000, accented by a $304,000 increase in interest expense. The decrease in interest income was due to an increase due to rate of $97,000, reduced by a decrease due to volume of $108,000. The increase in interest expense was due to an increase due to rate of $360,000, reduced by a decrease due to volume of $56,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004, 2005 and 2006, for the three months ended March 31, 2006 and 2007, and at March 31, 2007, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

First Federal's weighted average yield on its loan portfolio increased 18 basis points from fiscal year 2004 to 2006, from 6.88 percent to 7.06 percent, then increased 10 basis points to 6.98 percent of the three months ended March 31, 2007, and then decreased 21 basis points at March 31, 2007, to 6.77 percent. The yield on securities increased 76 basis points from fiscal year 2004 to 2006 from 4.59 percent to 5.35 percent and decreased 5 basis points at December 31, 2006, to 5.30 percent, and then decreased 6 basis points to 5.41 percent at March 31, 2007. The yield on interest-bearing deposits increased 289 basis points from 2004 to 2006, from 0.94 percent in 2004 to 3.83 percent in 2006, then increased 158 basis points to 5.41 percent for the three months ended March 31, 2007, and then decreased 19 basis points at March 31, 2007, to 5.22 percent. The yield on other interest-earning assets decreased 416 basis points from 2004 to 2006, from 8.22 percent in 2004 to 4.06 percent in 2006, then increased 1 basis point to 4.05 percent for the three months ended March 31, 20076 and then decreased 70 basis points to 3.42 percent at March 31, 2007. The yield on interest-earning assets increased 70 basis points from fiscal year 2004 to 2006, from 5.46 percent to 6.16 percent, then 5 basis points to 6.11 percent for the three months ended March 31, 2007.

First Federal's weighted average cost of interest-bearing liabilities increased 87 basis points from fiscal year 2004 to 2006, which was greater than the Bank's 70 basis point increase in yield on interest-earning assets, resulting in a decrease in the Bank's interest rate spread of 17 basis points from 3.12 percent to 3.04 percent from 2004 to 2006. The Bank's average cost of interest-bearing liabilities then increased 32 basis points to 3.44 percent compared to a 5 basis point decrease in yield on interest-earning assets for the three months ended March 31, 2007. The result was a decrease in the Bank's interest rate spread of 37 basis points to 2.67 percent for the three months ended March 31, 2007. The Bank's net interest margin decreased from 3.61 percent in fiscal year 2004 to 3.60 percent in fiscal year 2006 and then decreased 34 basis points to 3.26 percent for the three months ended March 31, 2007.

INTEREST RATE SENSITIVITY

First Federal has monitored its interest rate sensitivity position and focused on maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a moderate balance of short-term and adjustable-rate mortgage-backed securities. First Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. First Federal has responded to the interest rate sensitivity issue by being a more active purchaser of adjustable-rate mortgage-backed securities.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the change in the NPV for the Bank under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Bank's NPV as of March 31, 2007, based on OTS calculations and the change in the Bank's NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Bank's change in its NPV at March 31, 2007, based on a rise in interest rates of 100 basis points was a 9.0 percent decrease, representing a dollar decrease in equity value of $3,965,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to increase 4.0 percent or $1,894,000 at March 31, 2007. The Bank's exposure increases to an 18.0 percent decrease under a 200 basis point rise in rates. The Bank's post shock NPV ratio is 16.15 percent at March 31, 2007, and the Bank's change in its NPV ratio is a negative 286 basis points, based on a 200 basis point increase in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates, impacted by its higher equity to asset ratio of 14.96 percent. Due to First Federal's desire to control its interest rate exposure, the Bank has been a more active originator of short term construction loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy.

LENDING ACTIVITIES

First Federal has focused its lending activity historically on the origination of conventional mortgage loans secured by one- to four-family dwellings with an increasing emphasis on commercial real estate loans and construction loans. Exhibit 12 provides a summary of First Federal's loan portfolio, by loan type, at December 31, 2002, 2003, 2004, 2005 and 2006, and at March 31, 2007.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 32.4 percent of the Bank's gross loans as of March 31, 2007. This share has seen

Lending Activities (cont.)

a modest increase from 23.3 percent at December 31, 2002. The second largest individual loan type was commercial real estate loans, which represented 25.6 percent of loans at March 31, 2007, increasing from 24.9 percent at December 31, 2002. The third largest loan type as of March 31, 2007, was construction loans, which comprised a 19.1 percent share of gross loans compared to a lesser 16.3 percent as of December 31, 2002. Multi-family loans were the fourth largest loan type at March 31, 2007, which represented 7.7 percent of gross loans, compared to a smaller 7.2 percent at December 31, 2002. The final real estate loan type was land loans which represented 6.5 percent of gross loans at March 31, 2007, down from 7.4 percent at December 31, 2002. The five real estate loan types represented 91.3 percent of gross loans at March 31, 2007, compared to a smaller 79.1 percent of gross loans at December 31, 2002.

Commercial loans represented a small size loan category for First Federal with regard to the amount of loans. Commercial loans totaled $1,545,000 and represented 1.5 percent of total loans at March 31, 2007, compared to a much larger $11,579,000 and 6.8 percent of total loans at December 31, 2002.

The consumer loan category was the remaining loan category at March 31, 2007, and represented a modest 7.2 percent of gross loans compared to 14.1 percent at December 31, 2002. The primary types of consumer loans are home equity loans, savings account loans, automobile loans and secured and unsecured personal loans. Consumer loans were the fifth largest overall loan type, at March 31, 2007, and the fourth largest loan type at December 31, 2002. The overall mix of loans has experienced some moderate changes from the end of fiscal year 2002 to March 31, 2007, with the Bank witnessing a decrease in the balances of most loan types.

The emphasis of First Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in First Federal's market area which includes Montgomery County in Tennessee. The Bank also originates interim construction loans on one- to four-family residences to individual owners and to developers for the construction of multi-family housing projects. At March 31, 2007, 32.4 percent of First Federal's gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. One- to four-family construction loans represented another 13.9 percent of gross loans at March 31, 2007.

The Bank originates one-year, three-year and five-year adjustable-rate mortgage loans ("ARMs") and three-year and five-year hybrid loans, which have a fixed rate for the initial term and then convert to an adjustable rate. The initial interest rates on ARMs are indexed to the rate on one-year U. S. Treasury securities adjusted to a constant one-year maturity plus a margin. One-year, three-year, and five-year ARM loans have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 6.0 percent for the life of the loan, with payments based on up to a 30 year loan term. The Bank does not use below market interest rates to attract borrowers. The Bank retains all of the ARM loans which it originates.

The majority of ARMs have terms of up to 30 years, and fixed rate loans have normal terms of 10 to 30 years. The Bank has retained its ARMs and short term fixed-rate residential mortgage loans. Historically, the majority of First Federal's one-to four-family mortgage loan portfolio have been fixed-rate mortgage loans, which represented 76.9 percent of one-to four-family mortgage loans at March 31, 2007, with 23.1 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at First Federal, even though the Bank will grant loans with up to a 100 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank normally exercises its rights under these clauses.

Lending Activities (cont.)

First Federal originates construction loans in its market area. Construction loans totaled $19.3 million at March 31, 2007, and represented 19.1 percent of loans with $5.3 million of the construction loans for commercial real estate and multi-family properties.

First Federal has also been a relatively active originator of nonresidential real estate loans. The Bank will continue to make nonresidential loans. The Bank had a total of $25.9 million in nonresidential loans at March 31, 2007, or 25.6 percent of gross loans, compared to $42.1 million or 24.9 percent of gross loans at December 31, 2002. The major portion of nonresidential loans is secured by motels, office buildings, retail stores, churches and other commercial properties and are located in the Bank's primary market area. The Bank also has $6.6 million or 6.5 percent of loans in land loans.

The Bank has been relatively active in the origination of home equity loans, which totaled $5.8 million at March 31, 2007, representing 5.8 percent of loans. The Bank's home equity loans are normally adjustable-rate loans with a term of 10 years. The Bank's home equity loans normally have a loan to value ratio of 80.0 percent, including the first mortgage.

The Bank also originates commercial loans to area businesses which totaled $1.5 million and represented 1.5 percent of loans at March 31, 2007. Such business loans are term loans rather than lines of credit and are generally secured by equipment, inventory and accounts receivable. First Federal has not been active in automobile lending and also less active in consumer lending. Consumer loans, excluding home equity loans originated, consist primarily of secured and unsecured personal loans, and savings account loans and represented $1.5 million or 1.5 percent of gross loans at March 31, 2007, down from $6.5 million or 3.9 percent of loans at December 31, 2002. Other consumer loans totaled a relatively strong $4.2 million and represented 2.5 percent of gross loans at December 31, 2002.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of First Federal's fixed-rate and adjustable-rate loans, indicating a majority of fixed-rate loans. At

Lending Activities (cont.)

March 31, 2007, 85.8 percent of the Bank's total loans due after March 31, 2007, were fixed-rate and 14.2 percent were adjustable-rate; however, the Bank has a strong 75.4 percent of its loans at March 31, 2007, due in five years or less.

As indicated in Exhibit 14, First Federal indicated a predominance of one- to four-family loan originations. One- to four-family loan originations totaled $33.9 million in fiscal 2006 and represented 38.6 percent of total loan originations. The second largest loan origination category was construction loans, which totaled $30.7 million and represented 34.9 percent of total originations followed by multi-family and nonresidential loans, which totaled $10.1 million and represented a lesser 11.4 percent of total loan originations. The fourth largest loan origination category in fiscal 2006 was land loans, which totaled $6.9 million and represented 7.8 percent of total originations. The Bank had $87.9 in loan originations in fiscal 2006 with no loan purchases, resulting in a net decrease in total loans of $22.9 million or 18.5 percent and a decrease from $131.0 million in loan originations in 2004.

In the three months ended March 31, 2007, total loan originations were $29.5 million, up from $17.8 million in the three months ended March 31, 2006, and representing $118.0 million on an annualized basis.

NONPERFORMING ASSETS

First Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased

Nonperforming Assets (cont.)

nonresidential real estate loans. First Federal has been faced with higher balances of delinquent loans and nonperforming assets from December 31, 2002 to March 31, 2007.

On a monthly basis, First Federal's management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Bank sends the borrower a late payment notice within 15 days after the payment is due. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent for 60 days. When the loan becomes delinquent at least 90 days, the Bank will commence foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Bank pursues foreclosure procedures or may decide to modify the loan or grant a limited moratorium to allow the borrower to reorganize his financial affairs.

Exhibit 15 provides a summary of First Federal's delinquent loans at December 31, 2004, 2005 and 2006 and at March 31, 2007. Delinquent loans include loans 30 to 89 days past due and loans 90 days or more past due. The Bank had $6,295,000 in delinquent loans at March 31, 2007, compared to a lesser $4,546,000 at December 31, 2004. The delinquent loans included 66.4 percent in loans 90 days or more past due at March 31, 2007, compared to a lesser 54.4 percent at December 31, 2004. The delinquent loans consisted of $2,260,000 in one- to four-family loans, $3,896,000 in multi-family and nonresidential loans, $4,000 in commercial loans, and $135,000 in consumer loans at March 31, 2007.

Exhibit 16 provides a summary of First Federal's nonperforming assets at December 31, 2002, 2003, 2004, 2005 and 2006 and at March 31, 2007. Nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Bank has carried a much higher balance of nonperforming assets, from December 31, 2002 to March 31, 2007, and these assets have decreased from December 31, 2002 to March 31, 2007. First Federal's nonperforming assets decreased in dollars from

Nonperforming Assets (cont.)

$5,416,000 representing 2.16 percent of assets at December 31, 2002, to $4,555,000, representing a lower 2.07 percent of assets at March 31, 2007. At March 31, 2007, First Federal's nonperforming assets consisted of $4,555,000 in nonaccrual loans, with no loans 90 days or more past due and no real estate owned. The Bank's nonaccrual loans have increased from $2,808,000 at December 31, 2002, to $4,555,000 at March 31, 2007, while the Bank's real estate owned has decreased from $2,598,000 to zero.

First Federal's nonperforming assets were lower than its classified assets. The Bank's classified assets were $2,769,000 or 1.26 percent of assets at March 31, 2007 (reference Exhibit 17). The Bank's classified assets at March 31, 2007, consisted of $2,461,000 in substandard assets, $308,000 in assets classified as doubtful and no assets classified as loss. The Bank had $11,423,000 in classified assets at December 31, 2004, or 4.81 percent of assets, with $9,878,000 classified as substandard, $1,330,000 classified as doubtful and $215,000 classified as loss. The Bank had $8,584,000 in classified assets at December 31, 2006, with $7,110,000 in substandard assets, $308,000 classified as doubtful and no assets classified as loss.

Exhibit 18 shows First Federal's allowance for loan losses for fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, and at March 31, 2007, indicating the activity and the resultant balances. First Federal has experienced a decrease in its balance of allowance for loan losses from $4,802,000 at December 31, 2002, to $1,997,0000 at March 31, 2007, with the major portion of the decrease due to charge-offs. The balance in allowance for loan losses decreased from December 31, 2002, to December 31, 2003, due to higher net charge-offs in 2003 of $2,185,000. The Bank's ratio of allowance for loan losses to gross loans decreased from 2.84 percent at December 31, 2002, to 1.97 percent at March 31, 2007. The ratio of allowance for loan losses to nonperforming loans was 171.0 percent at December 31, 2002, and a much lower 43.8 percent at March 31, 2007, reflecting the decrease in allowance for loan losses.

INVESTMENTS

The investment securities portfolio of First Federal has been comprised of U.S. Government and federal agency securities, mortgage-backed securities, corporate equity securities, municipal securities and corporate debt securities. Exhibit 19 provides a summary of First Federal's investment securities at December 31, 2004, 2005 and 2006, and at March 31, 2007, excluding FHLB stock and interest-earning deposits. Investment securities, including available-for-sale and held-to-maturity securities, totaled $47.5 million at December 31, 2004, compared to $95.4 million at March 31, 2007, excluding FHLB stock of $2,872,000 at March 31, 2007. The large increase in investment securities was primarily the result of an increase in U.S. government and federal agency available-for-sale securities by $54.6 million from December 31, 2004 to March 31, 2007. The primary component of investment securities at March 31, 2007, was the U.S. government and federal agency securities, representing 64.0 percent of investments. The investment securities had a weighted average yield of 5.41 percent for the year ended March 31, 2007. The Bank also had federal funds sold totaling $4.9 million at March 31, 2007, with a yield of 4.04 percent and other interest-bearing deposits totaling $917,000 with a yield of 3.83 percent at March 31, 2007.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2004, to March 31, 2007, is provided in Exhibit 20. There has been a modest change in both total deposits and in the deposit mix during this period. Certificates of deposit experienced a modest decrease in their dollar balance and a decrease in their share of total deposits, declining from 53.8 percent of total deposits at December 31, 2004, to 52.9 percent of total deposits at March 31, 2007. This decrease correlates to the industry norm of a slight decrease in the share of certificates. The major component of certificates had rates between 5.01 percent and 6.00 percent and represented 48.3 percent of certificates at March 31, 2007. Regular savings accounts increased in dollar amount from $15.7 million to $16.0 million, and their share of total deposits increased from 8.6 percent to 8.9 percent from December 31, 2004, to March 31, 2007. NOW or

Deposit Activities (cont.)

checking accounts indicated a decrease from $33.8 million at December 31, 2004, to $27.8 million at March 31, 2007, and their share of total deposits decreased from 18.4 percent to 15.4 percent. Noninterest-bearing checking accounts indicated an increase from $8.6 million at December 31, 2004, to $11.6 million at March 31, 2007, with their share of deposits increasing from 4.8 percent at December 31, 2004, to 6.4 percent at March 31, 2007. Money market accounts increased from $26.3 million at December 31, 2004, to $16.3 million at March 31, 2007, and an increase in their share of total deposits, rising from 14.4 percent to 16.3 percent during the same time period.

Exhibit 21 shows the Bank's breakdown in certificates of deposit by maturity at March 31, 2007, and a breakdown in certificates of deposit by rate at December 31, 2004, 2005 and 2006, and at March 31, 2007. First Federal has a strong 86.2 percent of its certificates of deposit maturing in less than one year and another 10.6 percent maturing in one to two years. The major share of certificates had interest rates from 5.01 percent to 6.00 percent responsible for 48.3 percent of certificates with the second largest category having rates between 4.01 percent and 5.00 percent and representing 31.7 percent of certificates.

Exhibit 22 shows the Bank's deposit activity for the three years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007. Including interest credited, First Federal experienced net decreases in deposits in the fiscal years ended 2004 and 2005, and in the three months ended March 31, 2006. In fiscal year 2006, there was a net increase in deposits of $5.5 million or 3.2 percent of deposits. In the year ended December 31, 2004, there was a net decrease in deposits of $5.7 million, resulting in a 3.0 percent decrease in deposits followed by a net decrease in deposits of $11.7 million or 6.4 percent of deposits. In the three months ended March 31, 2007, there was a net increase in deposits of $3.5 million or 2.0 percent of deposits.

BORROWINGS

First Federal has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 22 shows the Bank's FHLB advances for the past three fiscal years ended December 31, 2004, 2005 and 2006, and at March 31, 2006 and 2007. The Bank had FHLB advances totaling $12.2 million at December 31, 2004, representing 5.1 percent of assets with such advances having decreased to zero at December 31, 2006, and then increased to $4.0 million at March 31, 2007. The cost of FHLB advances was 5.10 percent at December 31, 2004, and 5.44 percent at March 31, 2007.

SUBSIDIARIES

First Federal has no active subsidiaries.

OFFICE PROPERTIES

First Federal has four full service offices, one drive-thru facility, one ATM site and a total of seven ATM machines, with all of these facilities located in Clarksville, Montgomery County, Tennessee (reference Exhibit 23). First Federal owns all its offices. The Bank's net investment in its office premises totaled $6,820,000 or 3.10 percent of assets at March 31, 2007.

MANAGEMENT

The chief executive officer of First Federal is Earl O. Bradley, III. Mr. Bradley joined the Bank in 2005 as chief executive officer and also as a director. Mr. Bradley served as chairman and chief executive officer of MAP Industries, Inc., a manufacturing company, from 2002 to 2005. Prior to that, Mr. Bradley served as regional president of Old National Bank (formerly Heritage Bank) from 1988 to 2001. John T. Halliburton joined First Federal in 2005 as president. Prior to joining First Federal, Mr. Halliburton served as a commercial lending officer at Old National Bank. Mr. Halliburton has been a director since 2006. Patrick A. Greenwell is chief financial officer and has held this position since joining the Bank in 2005. Prior to joining First Federal, Mr. Greenwell was senior vice president-information systems with Wachovia Bank. Franklin G. Wallace is the chief information officer, a position he has held since joining the Bank in 2005. Prior to that, Mr. Wallace was a senior vice president at Old National Bank. Jon R. Clouser serves the Bank as executive vice president, a position he has held since March 2007. From March 2003 to March 2007, Mr. Clouser was executive vice president of Cumberland Bank and Trust, and from March 2000 to March 2003, Mr. Clouser was senior vice president of Old National Bank.

II. DESCRIPTION OF PRIMARY MARKET AREA

First Federal's market area encompasses Montgomery County in Tennessee. The Bank's four offices are in the city of Clarksville in Montgomery County, accounting for all of the Bank's deposits.

Exhibit 26 provides a summary of key demographic data and trends for Montgomery County, Tennessee and the United States. From 1990 to 2000, population increased in all demographic areas. The population increased by a strong 34.1 percent in Montgomery County, 16.7 percent in Tennessee and 13.2 percent in the United States. Compared to 2000, the population in 2006 indicated another increase of 16.3 percent in Montgomery County, while Tennessee and the United States also indicated growth of an identical 7.9 percent. Projections indicate that population will continue to increase in all areas through 2011. Montgomery County's population is projected to increase by 12.3 percent, with a projected 6.2 percent increase in Tennessee and a 6.7 percent increase in the United States.

Montgomery County experienced an increase in households from 1990 to 2000. During those ten years, the number of households increased in Montgomery County by 26.2 percent, in Tennessee by 20.5 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2006 indicates an increase in Montgomery County of 31.3 percent. Tennessee indicated an increase of 9.3 percent, slightly higher than the United States' increase at 8.1 percent. From 2006 through the year 2011, households are projected to increase by 12.9 percent, 6.9 percent and 6.9 percent in Montgomery County, Tennessee and the United States, respectively.

In 1990, Montgomery County had a per capita income of $11,056 with per capita income of 12,255 in Tennessee and $14,420 in the United States. From 1990 to 2000, per capita income increased in all areas. Montgomery County's per capita income increased from 1990 to 2000 by 56.2 percent to $17,265. Per capita income increased by 58.2 percent in Tennessee to $19,393 and by 49.7 percent to $21,587 in the United States. From 2000 to 2006, per capita income continued to increase by 25.3 percent, 26.3 percent and 21.5 percent to $21,628, 24,488 and $26,228 in Montgomery County, Tennessee and the United States, respectively.

The 1990 median household income of $25,568 in Montgomery County was higher than the median household income in Tennessee of $24,807 but lower than the $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Montgomery County indicating a 52.5 percent increase to $38,981, compared to a 46.6 percent increase to $36,360 in Tennessee and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2006, median household income in Montgomery County was estimated to have increased 23.5 percent to $48,123. Tennessee's median household income grew 23.7 percent to $44,992, and the United States' increase was 15.6 percent to $48,534 from 2000 to 2006. From 2006 to 2011, median household income is projected to increase by 17.8 percent in Montgomery County, by 18.1 percent in Tennessee and by 25.1 percent in the United States. Based on those rates of increase, by 2011, median household income is projected to be $56,676 in Montgomery County, $53,128 in Tennessee, and $60,704 in the United States.

Exhibit 27 provides a summary of key housing data for Montgomery County, Tennessee and the United States. In 1990, Montgomery County had a rate of owner-occupancy of 61.1 percent, lower than other areas, with Tennessee and the United States at 68.0 percent and 64.2 percent, respectively. As a result, Montgomery County supported a higher rate of renter-occupied housing of 38.9 percent, compared to 32.0 percent in Tennessee and 35.8 percent in the United States. In 2000, owner-occupied housing increased in Montgomery County to 63.5 percent, and also increased in Tennessee and the United States to 69.9 percent and 66.2 percent, respectively. Conversely, the renter-occupied rates decreased in Montgomery County to 36.5 percent and in Tennessee and the United States to 30.1 percent and 33.8 percent, respectively.

Montgomery County's1990 median housing value was $58,200 with Tennessee at a similar $58,000 and the United States at a higher $78,500. The 1990 median rent in

Montgomery County was $373 compared to Tennessee at $357 and the United States at $374. In 2000, median housing values had increased in Montgomery County, Tennessee and the United States. Montgomery County had a 2000 median housing value of $85,100 with Tennessee at $93,000 and the United States at $119,600. The 2000 median rents were $549 in Montgomery County and $505 and $602 in Tennessee and the United States, respectively.

In 1990, the major source of employment in Montgomery County by industry sector, based on share of employment, was the services sector with an average of 39.4 percent. The services sector was also the source of the majority of employment in Tennessee and the United States with 33.5 percent of employment in Tennessee and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail sector was the second major employment source in the market area at 23.7 percent, accounting for a higher 27.5 percent in the United States. In Tennessee, the manufacturing sector was the second major employer at 23.3 percent of employment. The manufacturing sector was the third major employment sector in Montgomery County at 18.1 percent, also third in the United States at 19.2 percent, with the wholesale/retail sector third in Tennessee at 21.3 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 18.8 percent of employment in Montgomery County, 21.9 percent in Tennessee and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail trade provided the first, second and third highest sources of employment, respectively, for Montgomery County, similar Tennessee with the United States again having a slightly higher amount of persons employed in the wholesale/retail sector than the manufacturing sector. The services industry accounted for 47.3 percent, 42.3 percent and 46.7 percent in Montgomery County, Tennessee and the United States, respectively. The manufacturing provided for 16.1 percent, 18.9 percent and 14.1 percent in Montgomery County, Tennessee and the United States, respectively. The wholesale/retail sector provided 15.2 percent, 15.6 percent and 15.3 percent of employment in Montgomery County, Tennessee and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Clarksville-Montgomery County School System	Education	2,900
Convergys Corporation	Computer software	1,400
Trane Company	Heating & Air Conditioning Equipt.	1,400
Gateway Health Systems	Health Care	1,200
Quebecor	Magazines, catalogs, inserts	1,000
City of Clarksville	Government	989
Montgomery County	Government	850
Austin Peay State University	Education	732
Jostens, Printing & Publishing Division	Yearbooks & Commercial Printing	600
Robert Bosch Corp.	Hubs, Rotors & Corner Modules	500
Bridgestone Metalpha USA	Steel Cord	400

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Montgomery County, Tennessee and the United States in 2003 through December of 2006. Montgomery County has been generally characterized by lower unemployment rates compared to both Tennessee and the United States. In 2003, Montgomery County had an unemployment rate of 5.1 percent, compared to rates of 5.7 percent in Tennessee and 6.0 percent in the United States. Unemployment rates decreased in 2004, to 4.9 percent in Montgomery County, 5.5 percent in Tennessee and 5.5 percent in the United States. In 2005, Montgomery County and Tennessee had unemployment rate increases, while the rate in the United States continued to decrease. Montgomery County had an unemployment rate of 5.0 percent, while Tennessee increased to 5.6 percent and the United States decreased to 5.1 percent. In 2006, unemployment rates decreased to 4.8 percent, 4.1 percent, and 4.3 percent in Montgomery County, Tennessee and the United States, respectively. Through April of 2007, unemployment rates were 4.0 percent, 4.1 percent and 4.3 percent in Montgomery County, Tennessee and the United States, respectively.

Description of Primary Market Area (cont.)

Exhibit 30 provides deposit data for banks and thrifts in Montgomery County. At June 30, 2006, First Federal was the only thrift institution in Montgomery County and had deposits of $173.4 million, which represented a small 11.6 percent share of the $1.5 billion of total deposits in Montgomery County. It is evident from the size of the thrift and bank deposits that the market area has a moderate deposit base, with the 48 banking offices representing 10 institutions having average deposits of $31.1 million

Exhibit 31 provides interest rate data for each quarter for the years 2002 through 2006. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a strong pace in the first quarter of 2006 followed by decreases in longer term Treasury rates in the second quarter of 2006 and then stabilizing for the remainder of 2006.

SUMMARY

Montgomery County, has experienced an strong increase in population and households since 1990. Such a pattern is projected to continue from 2006 through 2011, but at a lower rate. Montgomery County indicated a lower per capita income and lower median household income than the United States. In both 1990 and 2000, the median rent in Montgomery County was lower than Tennessee's median rent as well as the national average. In 1990 and 2000, Montgomery County's median housing value was slightly lower than in Tennessee and much lower than the United States' median housing value.

Montgomery County has had slightly lower unemployment rates compared to Tennessee and the United States. Finally, the market area is a competitive financial institution market dominated by banks with a total market area deposit base for banks and thrifts of $1.5 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Tennessee.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 199 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 78 publicly-traded Midwest thrifts ("Midwest thrifts") and the 5 publicly-traded thrifts in Tennessee ("Tennessee thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2006, and June 11, 2007.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of First Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of First Federal's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of June 11, 2007, no potential comparable group candidate had to be eliminated due to involvement in a merger/acquisition transaction.

There is are no pending merger/acquisition transaction involving thrift institutions in First Federal's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the considerably smaller universe of 72 publicly-traded mutual holding companies as well between those 72 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 72 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 271 publicly-traded, FDIC-insured institutions, including 72 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 146 are listed on NASDAQ, 72 are traded on the OTC Bulletin Board and 33 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of June 11, 2007, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2006.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Delanco, including the western and southwestern states.

The geographic location parameter consists of New England, Mid-Atlantic, Midwest and Southeast states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $800 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to First Federal, with assets of approximately $220.2 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 45 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from First Federal with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from First Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments, excluding mortgage-backed securities, to assets was 37.42 percent at March 31, 2007, and reflects First Federal's considerably larger share of investments compared to national and regional averages, and also higher than the average for Tennessee thrifts. The Bank's investments have consisted primarily of federal agency securities, municipal securities and deposits in other financial institutions. During the three months ended March 31, 2007, First Federal maintained a generally constant ratio of cash and investments to assets, following a moderate increase from 29.20 percent at December 31, 2005, to 37.35 percent at December 31, 2006. The dollar amount of the Bank's cash and investments increased from $61,625,000 at December 31, 2005, to $78,483,000 at December 31, 2006, to $82,386,000 at March 31, 2007.

It should be noted that, for the purposes of comparable group selection, First Federal's $2.9 million balance of Federal Home Loan Bank stock at March 31, 2007, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad due to First Federal's current average balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase

Cash and Investments to Assets

of mortgage-backed and mortgage derivative securities. The range has been defined as 40.0 or less of assets, with a midpoint of 20.0 percent.

Mortgage-Backed Securities to Assets

At March 31, 2007, First Federal's ratio of mortgage-backed securities to assets was a higher 10.7 percent compared to the regional average of 6.0 percent and the national average of 8.8 percent for publicly-traded thrifts. The Bank's two most recent calendar year average was a similar 11.2 percent, with First Federal's share of mortgage-backed securities remaining materially constant at 11.9 percent and 10.4 percent of assets at December 31, 2005 and 2006, respectively.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

First Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 24.8 percent of the Bank's assets at March 31, 2007, which is moderately lower than the national average of 46.9 percent. The parameter for this characteristic requires any comparable group institution to have 50.0 percent or less of its assets in one- to four-family loans with a midpoint of 25.0 percent.

Total Net Loans to Assets

At March 31, 2007, First Federal had a 46.1 percent ratio of total net loans to assets and a lower two calendar year average of 49.5 percent, both being lower than the national average of 71.8 percent for publicly-traded thrifts. The Bank's current ratio is also lower than the regional average of 74.9 percent and the state average of 71.4 percent. The Bank's ratio of total net loans to assets has demonstrated a declining trend during the last four fiscal years, but remained constant at March 31, 2007.

The parameter for the selection of the comparable group is from 35.0 percent to 80.0 percent with a midpoint of 57.5 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to First Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, First Federal's shares of mortgage-backed securities to assets and total net loans to assets were 10.7 percent and 46.1 percent, respectively, for a combined share of 56.8 percent. Recognizing the industry and regional ratios of 8.8 percent and 5.0 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 40.0 percent to 85.0 percent, with a midpoint of 62.5 percent.

Borrowed Funds to Assets

First Federal had a $4.0 million balance of borrowed funds at March 31, 2007, consisting of FHLB advances, representing 1.8 percent of assets. At December 31, 2006, the Bank had no borrowed funds compared to $12.2 million or 5.5 percent of total assets at December 31, 2005.

Borrowed Funds to Assets (cont.)

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

First Federal's equity to assets ratio was 14.96 percent at March 31, 2007, 15.41 percent at December 31, 2006, and 14.74 percent at December 31, 2005. After conversion, based on the midpoint value of $58.0 million, with approximately 50.0 percent of the net proceeds of the public offering going to the Bank, First Federal's equity is projected to stabilize in the area of 21.0 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 7.0 percent to 25.0 percent with a midpoint ratio of 16.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of First Federal's earnings performance and the basis for such performance both historically and during the four quarters ended March 31, 2007. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended March 31, 2007, First Federal's ROAA was a negative 0.04 percent based on negative core earnings after taxes of $(86,000) and its net ROAA was a 0.19 percent based on net earnings of $416,000, as detailed in Item I of this Report. The Bank's core ROAA over its most recent two calendar years was 0.74 percent in 2005 and 0.13 percent in 2006.

Considering the historical and current earnings performance of First Federal, the range for the ROAA parameter based on core income has been defined as 0.70 percent or less with a midpoint of 0.35 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the anticipated stock offering, the Bank's ROAE for the twelve months ended March 31, 2007, was 1.29 percent based on net income and a negative (0.27) percent based on core income. The parameter range for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

First Federal had a net interest margin of 3.31 percent for the twelve months ended March 31, 2007, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in 2005 and 2006 was 3.56 percent and 3.30 percent, respectively, with a two calendar year average of 3.43 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 4.50 percent with a midpoint of 3.38 percent.

Operating Expenses to Assets

For the twelve months ended March 31, 2007, First Federal had a 4.42 percent ratio of operating expense to average assets. In 2005 and 2006, the Bank's expense ratios were a modestly higher 4.71 percent and 4.53 percent, respectively. The Bank's current operating

Operating Expenses to Assets (cont.)

expense ratio remains considerably higher than the averages of 2.15 percent for publicly traded Midwest savings institutions and 2.16 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a higher 2.33 percent for the twelve months ended March 31, 2007.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.25 percent to a high of 4.50 percent with a midpoint of 3.38 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, First Federal has historically experienced a considerably higher than average dependence on noninterest income as a source of additional income. The Bank's noninterest income was $2,570,000 or 1.18 percent of average assets for the twelve months ended March 31, 2007, which included gains on the sale of investment securities of 0.34 percent of average assets, compared to a similar 1.22 percent average for publicly-traded thrift institutions during that period. For the twelve months ended March 31, 2007, Midwest thrifts and Tennessee thrifts had ratios of 0.81 percent and 0.55 percent, respectively. The Bank's ratio of noninterest income to average assets was 1.57 percent in 2005 and 1.21 percent in 2006.

The range for this parameter for the selection of the comparable group is 2.00 percent of average assets or less, with a midpoint of 1.00 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of First Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

First Federal's ratio of nonperforming assets to assets was 2.07 percent at March 31, 2007, which was higher than the national averages of 0.73 percent for publicly-traded thrifts and 1.14 percent for Midwest thrifts. The Bank's ratio was 1.69 percent and 2.82 percent at December 31, 2005 and 2006, respectively, averaging 2.26 percent for those two calendar years.

The parameter range for nonperforming assets to assets has been defined as 2.00 percent of assets or less with a midpoint of 1.00 percent.

Repossessed Assets to Assets

First Federal had no repossessed assets at March 31, 2007, but had repossessed assets of $519,000 or 0.24 percent of assets and $946,000 or 0.44 percent of assets at December 31, 2005 and 2006, respectively.

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

First Federal had an allowance for loan losses of $1,997,000, representing a loan loss allowance to total assets ratio of 0.91 percent, at March 31, 2007, which is lower than its ratios of 1.43 percent at December 31, 2005, and 0.95 percent at December 31, 2006. For those two calendar years, the Bank's loan loss reserve averaged 1.19 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $220.8 million to $647.7 million with an average asset size of $381.7 million and have an average of 8.4 offices per institution. One of the comparable group institutions was converted in 1987, one in 1994, two in 1996, two in 1999, one in 2001, two in 2003 and one in 2005. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated DIF. The comparable group institutions as a unit have a ratio of equity to assets of 10.98 percent, which is similar to all publicly-traded thrift institutions in the United States at 10.68 percent but 23.3 percent lower than the five publicly-traded thrift institutions in Tennessee, which averaged 14.23 percent. For their most recent four quarters, the comparable group indicated a core return on average assets of 0.34 percent, lower than all publicly-traded thrifts at 0.77 percent and lower than publicly-traded Tennessee thrifts at 0.81 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of First Federal to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Tennessee thrifts, as well as to the ten institutions constituting First Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 48.

As presented in Exhibits 43 and 44, at March 31, 2007, First Federal's total equity of 14.96 percent of assets was higher than the 10.98 percent for the comparable group, the 10.68 percent for all thrifts, the 10.36 percent for Midwest thrifts and the 14.31 percent ratio for the five Tennessee thrifts. The Bank had a 46.10 percent share of net loans in its asset mix, considerably lower than the comparable group at 68.26 percent, and more notably lower than all thrifts at 71.78 percent, Midwest thrifts at 74.91 percent and Tennessee thrifts at 71.43 percent. First Federal's share of net loans, lower than industry averages, is primarily the result of its larger share of cash and investments and secondarily by its modestly larger share of mortgage-backed securities. The comparable group had a lower 17.05 percent share of cash and investments compared to the Bank at 37.42 percent, and a modestly lower 7.13 percent share of mortgage-backed securities compared to the Bank's 10.71 percent. All thrifts had 8.76 percent of assets in mortgage-backed securities and 13.98 percent in cash and investments. First Federal's 81.79 percent share of deposits was higher than the comparable group and Tennessee thrifts, and also higher than all thrifts and Midwest thrifts, reflecting the Bank's lower than average 1.82 percent ratio of borrowed funds to assets. The comparable group had deposits of 70.49 percent and borrowings of 17.48 percent. All thrifts averaged a 62.43 percent share of deposits and 25.69 percent of borrowed funds, while Midwest thrifts had a 66.20 percent share of deposits and a 23.56 percent share of borrowed funds. Tennessee thrifts averaged a 74.74 percent share of deposits and a 7.62 percent share of borrowed funds. First Federal had a very small 0.02 percent ratio of intangible assets to total at March 31, 2007, compared to 0.81 percent for the comparable group, 0.83 percent for all thrifts, 0.63 percent for Midwest thrifts and 0.09 percent for Tennessee thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for First Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended March 31, 2007, First Federal had a yield on average interest-earning assets lower than the comparable group, all thrifts, Midwest thrifts and Tennessee thrifts. The Bank's yield on interest-earning assets was 5.92 percent compared to the comparable group at 6.17 percent, all thrifts at 6.35 percent, Midwest thrifts at 6.38 percent and Tennessee thrifts at 6.63 percent.

The Bank's cost of funds for the twelve months ended March 31, 2007, was lower than the comparable group, all thrifts, Midwest thrifts, and Tennessee thrifts. First Federal had an average cost of interest-bearing liabilities of 3.00 percent compared to 3.47 percent for the comparable group, 3.55 percent for all thrifts, 3.58 percent for Midwest thrifts and 3.53 percent for Tennessee thrifts.

The Bank's lower yield on interest-earning assets and lower cost of interest-bearing liabilities resulted in a net interest spread of 2.92 percent, which was higher than the comparable group at 2.69 percent, all thrifts and Midwest thrifts at 2.80, but lower than Tennessee thrifts at 3.10 percent. First Federal generated a net interest margin of 3.31 percent for the twelve months ended March 31, 2007, based on its ratio of net interest income to average interest-earning assets, which was moderately higher than the comparable group ratio of 2.83 percent. All thrifts averaged a lower 3.06 percent net interest margin for the trailing four quarters, with Midwest thrifts at 3.08 percent and Tennessee thrifts at a higher 3.44 percent.

First Federal's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibits 45 and 46. The Bank had a recapture of $725,000 of its previous provision for loan losses during the twelve months ended March 31, 2007, representing 0.33 percent of average assets taken back into earnings. The comparable group indicated a provision representing 0.06 percent of assets, with all thrifts at 0.22 percent, Midwest thrifts at 0.18 percent and Tennessee thrifts at 0.03 percent.

The Bank's noninterest income was $2,570,000 or 1.18 percent of average assets for the twelve months ended March 31, 2007. The comparable group had a 0.82 percent ratio noninterest income to average assets, which was lower than all thrifts at 1.22 percent, similar to Midwest thrifts at 0.81 percent and higher than Tennessee thrifts at 0.55 percent. For the twelve months ended March 31, 2007, First Federal's operating expense ratio was 4.42 percent of average assets, which was significantly higher than the comparable group at 2.96 percent, all thrifts at 2.16 percent, Midwest thrifts at 2.15 percent and Tennessee thrifts at 2.74 percent.

The overall impact of First Federal's income and expense ratios is reflected in the Bank's negative core earnings and core return on assets and positive but modest positive net earnings and net return on assets. For the twelve months ended March 31, 2007, the Bank had a negative core ROAA of (0.04) percent and a positive net ROAA of 0.19 percent, reflecting its negative core earnings of $86,000 and positive net earnings of $416,000, as indicated in Section I and Exhibit 7 of this Report. For its most recent four quarters, the comparable group had a positive core ROAA of 0.34 percent and a similar net ROAA of 0.32 percent. All publicly-traded thrifts averaged a higher 0.78 percent core ROAA, with Midwest thrifts at 0.67 percent and Tennessee thrifts at 0.81 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of First Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the amount of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; attaining a lower ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its sensitivity measure and its current minimal interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to reduce and control its overhead expenses and improve its efficiency ratio. In the future, following its stock offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its noninterest income, increase the amount and consistency of its net income, increase its return on assets and return on equity, and reduce and stabilize its overhead expenses within the context of its branch network.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank was an active originator of both mortgage loans and non-mortgage loans during the three and twelve months ended March 31, 2007, although in those periods as well as the calendar years ended December 31, 2006 and 2005, nonmortgage loans constituted a considerably smaller share of loan originations. During the first quarter of 2007, total loans increased by $603,000 based on originations of $29.5 million, principal reductions of $18.1 million, loan sales of $7.3 million and other offsets of $3.5 million. Of those $29.5 of originations, $6.3 million or 21.6 percent represented nonmortgage loans compared to a much lower 10.8 percent during the twelve months ended March 31, 2007. During the twelve months ended March 31, 2007, total loan originations were $99.6 million with 89.2 percent constituting residential and nonresidential mortgage loans. It should be noted that 9.2 percent of the loans originated during the three months ended March 31, 2007, and 15.8 percent of the loans originated during the twelve months ended March 31, 2007, were high risk real estate loans, defined as real estate loans secured by other than 1-4 family residential properties. Overall, during the twelve months ended March 31, 2007, a smaller 34.7 percent of loans originated by the Bank were secured by 1-4 family residential properties.

From March 31, 2006, to March 31, 2007, total loans receivable decreased by $17.3 million or 14.6 percent from $118.5 million to $101.2 million. From December 31, 2004, to March 31, 2007, total loans receivable decreased by $39.3 million or 28.0 percent from $140.5 million to $101.2 million, an average annualized decrease of 12.4 percent. During that nine quarter period, all loan categories except multi-family real estate loans indicated shrinkage, with consumer loans indicating the greatest $12.5 million decrease, followed by nonresidential loans and 1-4 family residential loans, which decreased by $10.2 million and $4.8 million, respectively. Commercial loans and construction loans decreased by $3.8 million and $3.5

million, respectively. Multi-family loans increased by a modest $681,000 from December 31, 2004, to March 31, 2007. Total net loans decreased by a similar $38.0 million from December 31, 2004, to March 31, 2007.

With a considerably smaller share of loans in its asset mix compared to the comparable group, the impact of First Federal's lending efforts has been to generate a lower 5.92 percent yield on average interest-earning assets for the twelve months ended March 31, 2007, compared to a higher 6.17 percent for the comparable group, 6.55 percent for all thrifts and 6.38 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 5.68 percent for the twelve months ended March 31, 2007, which was virtually identical to the comparable group at 5.69 percent, similar to all thrifts at 5.59 percent, higher than Midwest thrifts at 4.73 percent and lower than Tennessee thrifts at 6.23 percent.

First Federal's 3.00 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2007, was lower than the comparable group at 3.47 percent, all thrifts at 3.55 percent, Midwest thrifts at 3.58 percent and Tennessee thrifts at 3.53 percent. The Bank's resulting net interest spread of 2.92 percent for the twelve months ended March 31, 2007, was higher than the comparable group at 2.69 percent and all thrifts and Midwest thrifts, both at 2.80 percent. The Bank's net interest margin of 3.31 percent, based on average interest-earning assets for the twelve months ended March 31, 2007, was higher than the comparable group at 2.83 percent, all thrifts at 3.06 percent and Midwest thrifts at 3.08 percent.

The Bank's ratio of noninterest income to average assets was 1.18 percent for the twelve months ended March 31, 2007, which includes $741,000 of gains on the sale of securities equal to 0.34 percent of average assets. Net of those gains, First Federal's ratio of noninterest income to average assets was a lower 0.84 percent. The comparable group's ratio of noninterest income to assets was 0.82 percent, with all thrifts at 1.22 percent and Midwest thrifts at 0.81 percent. only 0.01 percent attributable to gains, resulting in a much higher ratio of 0.60 percent.

Earnings Performance (cont.)

Operating expenses incurred by the Bank were a significant 49.3 percent higher than the comparable group and even more significantly higher than all thrifts, Midwest thrifts and Tennessee thrifts. For the twelve months ended March 31, 2007, First Federal had an operating expenses to assets ratio of 4.42 percent compared to 2.96 percent for the comparable group, 2.16 percent for all thrifts, 2.51 percent for Midwest thrifts and 2.74 percent for Tennessee thrifts.

For the twelve months ended March 31, 2007, First Federal generated higher noninterest income, higher noninterest expenses and a lower net interest margin relative to its comparable group. Further, First Federal recaptured and took into income $725,000 in previous provisions for loan losses, which resulted in positive net earnings of $416,000 based on an effective tax rate of 28.8 percent for the twelve months ended March 31, 2007. Consequently, the Bank had a positive net ROAA of 0.19 percent for that period. As indicated in Exhibit 7, First Federal's recaptured provision for loan losses is considered to be a nonrecurring item and was the basis for the derivation of negative core earnings of $(86,000), which generated a negative core ROAA of (0.04) percent for the twelve months ended March 31, 2007. For the twelve months ended March 31, 2007, the comparable group had a positive core ROAA of 0.34 percent, while all thrifts indicated a higher 0.76 percent. The comparable group had a net ROAA of 0.32 percent for the twelve months ended March 31, 2007, with all thrifts at 0.77 percent and Midwest thrifts at 0.69 percent.

The earnings stream and net earnings of First Federal will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. With the exception of calendar 2005 when the Bank experienced significant one time gains on the sale of FHLMC and Intrieve stock, First Federal's noninterest income indicated relatively mild fluctuation from calendar 2003 to 2006 and for the twelve months ended March 31, 2007, averaging 1.18 percent of average assets, which was significantly lower than the comparable group at 0.82 percent for the twelve months ended March 31, 2007. The Bank's overhead expenses and its ratio of noninterest expenses to average assets indicated a steadily increasing trend from fiscal years

Earnings Performance (cont.)

2003 to 2006 and for the twelve months ended March 31, 2007. The Bank's net interest margin, higher than the comparable group, has been the result of its lower yield on assets, offset by its lower cost of funds. First Federal's cost of interest-bearing liabilities is likely to experience only modest fluctuation during the next few years, with short term rates projected to increase modestly in 2007 through 2009, before flattening ion 2010. Modest upward pressure on lending rates is also anticipated. First Federal's composite yield on interest-earning assets is likely to increase modestly to moderately, based on the mix and repricing interval of the Bank's loan portfolio, although the predominance of fixed-rate loans will limit the potential for increase. Although First Federal anticipates additional branching during the next few years, it is likely that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates on individual mortgage and non-mortgage loan products. Integral to that growth strategy, the goal of which is to increase loans and deposits, is the very competitive pricing of its loan and deposit products. Consequently, the Bank projects gradual and modest improvement in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE during the three year planning horizon through 2010.

It is also recognized that First Federal's modestly positive 0.19 percent net ROAA for the twelve months ended March 31, 2007, compared to the lower than average but higher net ROAA of its comparable group, was also only modestly positive in calendar 2006, indicating an ROAA of 0.28 percent. The Bank's dollar net interest income before provision for loan losses was 18.1 percent less in 2006 than in 2002 and indicated a further annualized decline in the first quarter of 2007. In spite of a 17.9 percent decrease in total assets since 2002, the Bank's net interest margin has, nevertheless, declined in four of its last five calendar years, with the modest increase in 2005 attributable to both a 12.5 percent higher net interest income and a 7.0 percent decrease in interest-earning assets compared to 2004. First Federal's net interest margin and net interest spread have decreased moderately since 2002, although both metrics were modestly higher than comparable group, national and regional averages.

Earnings Performance (cont.)

Immediately following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in an initially flat ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank's business plan, during the next three years the Bank's ROAA and ROAE are projected to increase modestly but steadily to ratios that modestly exceed the current comparable group averages but remain substantially lower than regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both First Federal's current and projected performance measures, a moderate downward adjustment has been made to First Federal's pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, the Bank's deposit primary market area encompasses Montgomery County, Tennessee. All four of First Federal's full service offices, as well as its drive-thru office and its ATM site are in the city of Clarksville, with its new main office opening in 2006. Based on its office locations and deposit sources, First Federal experienced deposit shrinkage of $22.8 million or 11.2 percent from December 31, 2002, to March 31, 2007, representing an annualized decrease of 2.6 percent.

Since 1990, Montgomery County has experienced a percentage population increase significantly larger than increases in Tennessee and the United States. Per capita income has been moderately lower than state and national averages, while median household income has been moderately higher than Tennessee and similar to the United States. In 2000, the median housing value in Montgomery County was moderately lower than in Tennessee and significantly lower than in the United States, while owner-occupied housing was lower in Montgomery County than in either Tennessee or the United States.

Market Area (cont.)

The historical unemployment rate in Montgomery County has generally been modestly lower than the state and national rates, but in 2006, Montgomery County's unemployment rate was higher than the national rate and modestly lower than the rate in Tennessee. From December, 2006, through April, 2007, however, the decrease in Montgomery County's unemployment rate lagged the decrease in the Tennessee rate, with the county and state rates being virtually identical and only modestly lower than the national rate.

In First Federal's market area, the services sector represents the strong primary source of employment, followed by the wholesale/retail and manufacturing sectors, which parallels Tennessee and the United States.

At June 30, 2006, on a per capita basis, total deposits in Montgomery County were 40.6 percent below the state average and average deposits per branch of $31.1 million in Montgomery County were 33.9 percent lower than the Tennessee average of $47.0 million. From June 30, 2002, to June 30, 2006, the average deposits per branch in Montgomery County increased by 10.7 percent or an average of 2.7 percent per year, while the state average deposits per branch increased by 22.3 percent or an average of 5.6 percent per year, more than twice the rate of Montgomery County. Additionally, the Bank's market share of deposits decreased by 32.1 percent from 17.1 percent at June 30, 2002, to 11.62 percent at June 30, 2006, notwithstanding a 26.6 percent increase in Montgomery County deposits during that period, reflecting First Federal's 14.1 percent decrease in deposits and an increase of six banking offices, but no additional offices of the Bank. Total deposits in Tennessee increased by a greater 32.0 percent or 8.0 percent per year.

Although Montgomery County's demographics are generally similar or superior to state and national averages, the county is significantly overbanked and its offices are underutilized compared to state averages, evidenced by the county's slower growth in total deposits and deposits per branch compared to state totals and averages.

In recognition of the foregoing factors, with recognition of limited deposit potential in a very competitive market indicating historically slower total deposit and average branch deposit growth, we believe that a moderate downward adjustment is warranted for the Bank's current market area.

FINANCIAL CONDITION

The financial condition of First Federal is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 14.96 percent at March 31, 2007, which was moderately higher than the comparable group at 10.98 percent, all thrifts at 10.68 percent and Midwest thrifts at 10.36 percent, but similar to Tennessee thrifts at 14.23 percent. With a conversion at the midpoint, the Corporation's consolidated pro forma equity to assets ratio will increase to approximately 30.5 percent. The Bank's pro forma equity to assets ratio and tangible capital ratio will be approximately 21 percent following a midpoint conversion, based on the Bank receiving 50 percent of the net conversion proceeds.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 81.79 percent ratio of deposits to total assets was higher than the comparable group at 70.49 percent, and more notably higher than all thrifts at 62.43 percent and Midwest thrifts at 66.20 percent. Those variations are directly related to First Federal's 1.82 percent ratio of borrowed funds to assets, which was lower than the comparable group at 17.48 percent, all thrifts at 25.69 percent and Midwest thrifts at 23.56 percent.

First Federal had a 46.10 percent ratio of net loans to total assets at March 31, 2007, considerably lower than the comparable group at 68.26, all thrifts at 71.78 percent and Midwest thrifts at 74.91 percent. The Bank's 37.42 percent share of cash and investments was much higher than the comparable group at 17.05 percent, all thrifts at 13.98 percent and Midwest thrifts at 13.57 percent; and First Federal's 10.71 percent ratio of mortgage-backed securities to total assets was modestly higher than the comparable group at 7.13 percent, all thrifts at 8.76 percent and Midwest thrifts at 5.99 percent. Tennessee thrifts had a much lower 2.96 percent ratio of mortgage-backed securities to assets. The Bank's larger combined share of cash and investments and mortgage-backed securities relative to the comparable group, as well as national, and regional and state averages, together with its larger share of fixed-rate residential mortgage loans with longer repricing intervals in a rising interest rate environment is a significant basis for its lower yield on interest-earning assets relative to the comparable group

First Federal had a very small balance of intangible assets representing 0.02 percent of assets compared to 0.81 percent for the comparable group, a similar 0.83 percent for all thrifts and a lower 0.63 percent for Midwest thrifts. The Bank was absent repossessed assets at March 31, 2007, but had $946,000 of repossessed assets or 0.44 percent of assets at December 31, 2006. At March 31, 2007, the comparable group had a 0.14 percent ratio of repossessed assets to total assets, while all thrifts and Midwest thrifts had ratios of 0.12 percent and 0.16 percent, respectively.

The financial condition of First Federal had a much higher than average 2.07 percent ratio of nonperforming assets to total assets at March 31, 2007, compared to lower ratios of 1.00 percent ratio for the comparable group, 0.73 percent for all thrifts and 1.14 percent for Midwest thrifts. For its two most recent fiscal years, the Bank's ratio of nonperforming assets to total assets was a higher 2.82 percent at March 31, 2006, and a lower 1.69 percent at March 31, 2005.

The Bank had a modestly lower 19.62 percent ratio of high risk real estate loans to assets compared to 24.50 percent for the comparable group, 25.85 percent for all thrifts and 24.63 percent for Midwest thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties. As previously discussed, 24.9 percent of First Federal's total loans at March 31, 2007, were secured by one- to four-family residential properties.

At March 31, 2007, First Federal had $267,000 of allowance for loan losses, which represented 0.91 percent of assets and 1.92 percent of total loans. Those ratios are higher than the comparable group, which indicated allowances equal to 0.57 percent of assets and 0.82 percent of total loans. More significant, however, is an institution's ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. First Federal's $1,997,000 of allowance for loan losses represented a significantly lower coverage of 43.84 percent of nonperforming assets at March 31, 2007, compared to the comparable group's 118.43 percent. All thrifts and Midwest thrifts had ratios of 181.78 percent and 90.45 percent, respectively. First Federal had a 0.10 percent ratio of net charge-offs to average total loans, compared to ratios of 0.31 percent for the comparable group, 0.13 percent for all thrifts and 0.22 percent for Midwest thrifts.

Historically and in recent periods, First Federal has been categorized by OTS as having minimal interest rate risk, as measured by its post-shock NPV ratio and sensitivity measure, primarily due to its strong ratio of equity to assets. Nevertheless, at December 31, 2006, it was determined that the Bank's net portfolio value would decrease $7.4 million or a moderate 17 percent if interest rates experienced an instantaneous increase of 200 basis points. Such interest rate risk is related in part to the Bank's strong share of loans maturing or repricing in less than five years, its balance of adjustable-rate mortgage-backed securities and its cash and shorter term investments and deposits.

Overall, notwithstanding First Federal's strong equity ratio, specifically considering its asset quality, reserves, coverage, and respective shares of cash and investments, loans and deposits relative to the comparable group, we believe that a small downward adjustment is warranted for First Federal's current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, First Federal has been characterized by much lower rates of growth in assets, loans and deposits relative to the comparable group. Further compared to national and regional averages, moreover, the Bank is also significantly lower in all three balance sheet categories The Bank had negative average annual asset growth of (2.35) percent from 2002 to 2006, compared to a positive 4.7 percent average annual growth rate for the comparable group, a positive 9.8 percent for all thrifts and a positive 7.2 percent for Midwest thrifts. First Federal's lower asset growth rate is consistent with its deposit shrinkage and lower balances of borrowings during that five year period. The Bank's loan portfolio indicates a negative average annual increase of 9.1 percent from 2001 to 2005, compared to a average positive growth rates of 4.9 percent for the comparable group, 10.8 percent for all thrifts and 8.4 percent for Midwest thrifts.

First Federal's deposits indicate average annual shrinkage of 1.2 percent from 2002 to 2006, representing a dollar decrease of $26.2 million during those five years, with an increase of $3.5 million or 2.0 percent during the first quarter of 2007. Annual deposit changes ranged from an increase of 7.2 percent in 2002 to a decrease of (5.4) percent in 2005, compared to five year average growth rates of 3.7 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. First Federal had borrowed funds decreasing nominally from $12.3 million in 2002 to $12.2 million in 2005. During 2006, those advances were repaid, resulting in the Bank's absence of borrowed funds at December 31, 2006, but First Federal took FHLB advances of $4.0 million in the first quarter of 2007. Such deposit shrinkage and the presence of an essentially constant balance of borrowed funds through 2005 were the basis for the Bank's decrease in assets during those five years. At March 31, 2007, First Federal's 1.8 percent ratio of borrowed funds to assets was lower than the comparable group at 17.5 percent.

The Bank's ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Montgomery County, the location of all of First Federal's offices, experienced an increasing trend in population and households between 1990 and 2000 and between 2000 and 2006, moderately higher than state increases and generally in line with national increases during those periods, although smaller increases in population, households and median household income are projected through 2011. In 2000, Montgomery County indicated lower per capita income, modestly higher median household income and lower median housing values compared to Tennessee.

The Bank's historical dependence on Montgomery County, the location of all of its offices, could result in lower asset growth in the future as a result of its very competitive operating environment, recognizing the slower deposit growth and smaller average deposits per banking office during the past several years.

From June 30, 2002, to June 30, 2006, First Federal's deposits in Montgomery County decreased from $201.8 million or a 17.12 percent market share to $173.4 million or a smaller 11.62 percent market share. The Bank's deposit decrease of 14.1 percent compares to the 26.6 percent increase of all Montgomery County deposits during that period. Although First Federal's $43.3 million average deposits per office for its four offices is higher than the Montgomery County average of $31.1 million, the Bank's average has decreased 14.3 percent from an average of $50.5 million per office for its four offices in 2002. In contrast, the average deposits for all banking offices in Montgomery County increased by 10.7 percent from $28.1 million per office for 42 offices in 2002 to $31.1 million per office for a larger number of 48 offices in 2006.

The strategies indicated in First Federal's business plan include de novo branching in its existing marketing area as well as in contiguous areas that Bank considers attractive. The Bank's management is also developing a merger strategy for finalization and implementation not sooner than nine to twelve months subsequent to the completion of the conversion transaction. Although potential merger targets will be identified and ranked during the development of the merger strategy, a specific target has not yet been identified and merger terms remain open for consideration. Overall, a merger transaction is speculative and, ultimately, not unilaterally controllable by the Corporation, so it has not been considered in the valuation process.

Overall, the Bank's short to medium term focus is on both branching and organic growth, including product diversification with an emphasis on increasing its portfolio of commercial real estate loans and commercial business loans. Inasmuch as branching will generate significant additional overhead expenses, First Federal's growth is, to a considerable extent, at the expense of improved operating performance during the medium term planning horizon. Assets and deposits are projected to experience growth of between 20 percent and 25 percent in each of the three years following conversion, with loans projected to grow in excess of 40 percent per year. Notwithstanding its intended focus on commercial real estate and commercial business loans, First Federal's concurrent growth strategy in a very competitive lending environment is likely to result in only a modest increase in its yield on earning assets, as indicated in its business plan. The Bank projects that its cost of funds will moderate as it increases its share of noninterest bearing demand deposits as part of strategy to increase commercial as well as retail banking relationships. Consequently, the Bank projects an approximate 50 basis point increase in net interest margin over three years.

The Bank's base overhead expenses are projected to increase by 8 percent to 9 percent annually, exclusive of branching costs, and its ratio of noninterest expenses to assets are projected to remain over 4 percent, well in excess of comparable group, industry and regional averages. First Federal projects that its noninterest income will also remain higher than those averages, but based on those projections, its efficiency ratio, although improving, will continue to be less favorable than the comparable group, as well as national and regional averages. Overall, the Bank's efficiency ratio, currently over 100 percent reflecting primarily its higher noninterest expense, is projected to remain above 70 percent through 2009, which is less favorable than current industry averages of 60.5 percent for all thrifts and the regional average of 64.0 percent.

First Federal's ROAA is projected to increase modestly during the next three years to a level modestly higher than the current ROAA of the comparable group but significantly lower than national and regional averages.

First Federal's execution of an aggressive growth strategy, although well considered, beginning from its current earnings performance position entails risk that have been recognized and calculated by the Bank in its business planning process. Such a strategy can be deterred or inhibited by both internal and external factors, including management, staffing, branch site selection, interest rate trends, changing demographics and overall economic conditions. At best, however, even robust growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value. Although such growth might eventually contribute to improved performance beyond that horizon, to recognize and apply such improvement to current value, considering the time issue and the associated risk, would be speculative in the context of First Federal's historical and current operations.

Although Montgomery County demographics have, in most categories, been in line with or superior to state and national metrics, First Federal has experienced both deposit shrinkage and a decrease in its market share of deposits, in spite of moderate deposit growth in the county. Based on the foregoing factors, including the likely considerable proceeds from the Bank's conversion that must be prudently deployed over the current planning horizon in the context of its historical decreases in loans and deposits, we have concluded that a moderate downward adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.57 percent and a payout ratio of 88.44 percent. Inasmuch as the comparable group is comprised of lower earning institutions, three institutions paid dividends per share in excess of their earnings per share, resulting in payout ratios over 100 percent; and two of the comparable group institutions paid cash dividends notwithstanding net losses, resulting in a payout ratios that are not meaningful.

In our opinion, a no adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2006 and to date in 2007, investors' interest in new issues has been mixed and selective, with subscription levels generally moderate, although a few issues have received stronger support from the marketplace. Overall, the recent reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of offerings is small relative to the 1990s, there appears not to be a quantitative unsatisfied demand for new financial institution issues, particularly the smaller offerings, and even some issues attracting considerable interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket.

Subscription Interest (cont.)

The Corporation will direct its initial subscription offering to depositors of the Bank and to the tax-qualified employee stock ownership plan (ESOP). The ESOP intends to purchase 8 percent of the stock sold in the offering. If there is a subsequent community offering, residents of Montgomery County will be given a preference. The board of directors and officers anticipate purchasing approximately $5,250,000 or approximately 9.1 percent of the stock offered to the public based on the appraised midpoint valuation.

The Bank has secured the services of Keefe Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the larger size of the offering and its structure as a full conversion, recent market movement and current market conditions, local market interest, the performance of First Federal, the Bank's market area and the extent of its projected earnings enhancements, the terms of the offering and recent subscription levels for initial offerings, we believe that a modest downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's public offering of $58 million will result in a market capitalization modestly larger than the average $41.4 million market value of the comparable group but significantly smaller than the average of $198.6 million for Midwest thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 2,260 shares during the last four quarters. With 5,800,000 shares to be outstanding at the midpoint of the offering range, the Corporation will a greater number of shares outstanding than the comparable group, with an average of 2.7 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded

Liquidity of the Stock (cont.)

thrift institutions, including recent IPOs, we have concluded that no adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

As previously discussed, First Federal's senior management team includes its chief executive officer, Earl O. Bradley III, its president, John Halliburton and its chief financial officer, Patrick Greenwell. All of the Bank's senior management team have extensive and diverse banking experience, as indicated in Section I.

Although overhead expenses, efficiency ratio, earnings and balance sheet growth have historically been less favorable than the comparable group and industry averages, over the past several years, the management of First Federal has been successful maintaining a stable net interest margin, net interest spread and a ratio of noninterest income to average assets in line with or more favorable than the comparable group and industry averages. The Bank's level of interest rate risk has been categorized by the OTS as minimal, due primarily to First Federal's strong and stable capitalization and its ratio of equity assets higher than the comparable group, national and regional averages. Historically, the Bank's ratio of interest-earning assets to total assets has also been in line with or higher than the comparable group and industry averages and its cost of interest-bearing liabilities has been lower than comparable group and industry averages.

Overall, although the Bank experienced modest net and negative core earnings for its most recent four quarters, earnings were positive but modest in its five most recent fiscal years. We believe the Bank is managed in a manner and at a professional level generally commensurate with the comparable group institutions; and we recognize that management has prepared a business plan and a use of conversion proceeds that are intended to improve the performance of First Federal in future years.

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have stabilized and improved, more emphasis has been placed on the price to earnings method. During the past two years, however, as rising interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of First Advantage Bancorp, primary emphasis has been placed on the price to book value method, due to the Bank's core after tax losses and modest net earnings for the twelve months ended March 31, 2007, as well as the volatility of those metrics during the past several years. Inasmuch as the Bank's core earnings were negative as a result of its recapture of previous provisions for loan losses, net earnings are also not a meaningful metric in the valuation process, since net earnings include that non-recurring recapture. Consequently, only correlative attention has been given to the price to net earnings method, which is presented on a derivative basis.

As primarily a correlative indicator, the price to assets method has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

Valuation Methods (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for earnings performance, the Bank's market area, financial condition, balance sheet and earnings growth and subscription interest. No adjustments were made for the liquidity of the Bank's stock, management or the marketing of the issue.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, including First Federal, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 104.50 percent and 103.87 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 78.09 percent (First Federal of Northern Michigan Bancorp) to a high of 128.40 percent (Park Bancorp). The comparable group had moderately higher average and median price to tangible book value ratios of 113.78 percent and 116.20 percent, respectively, with the range of 87.81 percent to a higher 134.12 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 90.12 percent to a high of 124.80; and the comparable group's price to tangible book value range also narrowed modestly from a low of 100.02 percent to a high of 128.40 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 70.32 percent and a price to tangible book value ratio of 70.66 percent at the midpoint. The price to book value ratio increases from 65.81 percent at the minimum to 77.66 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 66.17 percent at the minimum to 77.98 percent at the maximum, as adjusted.

The Corporation's pro forma price to book value and price to tangible book value ratios of 70.32 percent and 70.66 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization, balance sheet characteristics and trends and the local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 30.0 percent compared to 10.98 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $32,930,000 at March 31, 2007, the indicated pro forma market value of the Bank using this approach is $58,000,000 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, First Federal's after tax net earnings for the twelve months ended March 31, 2007, were $416,000, and the Bank's core net loss for that period was $(86,000), based on the adjustments shown in Exhibit 7. Considering such earnings bases and trends, we have concluded that neither the price to net earnings method nor the price to core earnings method is meaningful.

The average price to core earnings multiple for the comparable group was 33.82, while the median was 24.60. The average price to net earnings multiple was a similar 33.93 and the median multiple was 23.30. The comparable group's price to core earnings multiple was lower than the 29.62 average multiple for all publicly-traded, FDIC-insured thrifts, and higher than their median of 19.48. The range in the price to core earnings multiple for the comparable group was from a low of 13.63 (MFB Corp.) to a high of 91.70 (First Federal of Northern Michigan Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 13.67 to a high of 45.51 times earnings for eight of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a significant narrowing at the upper end.

Considering the negative net and core earnings positions of First Federal for the twelve months ended March 31, 2007, it is our opinion that the price to core earnings method is not meaningful.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 11.44 percent and the median was 9.47 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.22 percent (Ameriana Bancorp) to a high of 23.29 percent (Jefferson Bancshares, Inc.). The range narrows with the elimination of the two extremes in the group to a low of 8.42 percent and a high of 18.38 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 21.50 percent at the midpoint, which ranges from a low of 18.81 percent at the minimum to 26.82 percent at the maximum, as adjusted.

Based on the Bank's March 31, 2007, asset base of $220,178,000, the indicated pro forma market value of the Corporation using the price to assets method is $58,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value and price to assets approaches. At the midpoint value, the price to book value ratio of 70.32 percent for the Corporation represents a discount of 32.71 percent relative to the comparable group and decreases to a discount of 25.68 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 87.99 percent, increasing to a premium of 134.46 percent at the maximum, as adjusted.

It is our opinion that as of June 11, 2007, the fully converted pro forma market value of the Corporation, was $58,000,000 at the midpoint, representing 5,800,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $49,300,000 or 4,930,000 shares at $10.00 per share to a maximum of $66,700,000 or

Valuation Conclusion (cont.)

6,670,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $76,705,000 or 7,670,500 shares at $10.00 per share.

The fully converted pro forma appraised value of First Advantage Bancorp as of June 11, 2007 was $58,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Balance Sheet
At March 31, 2007 and December 31, 2006
(Dollars in thousands)

	March 31, 2007 (unaudited)	December 31, 2006
ASSETS		
Cash and due from banks	$ 4,755	$ 1,754
Interest-bearing demand deposits	917	5,631
Federal funds sold	4,910	9,364
Cash and cash equivalents	10,582	16,749
Available-for-sale securities	95,388	83,519
Loans held-for-sale	2,458	1,400
Loans, net of allowance for loan losses of $1,997 and $2,836 at March 31, 2007 and December 31, 2006, respectively	99,041	98,370
Premises and equipment	6,267	6,305
Mortgage servicing rights (net)	41	51
Foreclosed assets held for sale	--	946
Other assets held for sale	581	581
Federal Home Loan Bank stock	2,872	2,872
Accrued interest receivable	1,585	1,356
Deferred income taxes	398	588
Other assets	964	682
Total assets	$ 220,177	$ 213,419
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Demand	$ 11,592	$ 9,620
Savings, checking and money market	73,149	69,494
Time certificates	95,342	97,495
Total deposits	180,083	176,609
Federal Home Loan Bank advances	4,000	–
Interest payable and other liabilities	3,164	3,921
Total liabilities	187,247	180,530
EQUITY		
Retained earnings	32,419	32,485
Accumulated other comprehensive income	511	404
Total equity	32,930	32,889
Total liabilities and equity	$ 220,177	$ 213,419

Source: First Federal Savings Bank's unaudited and audited financial statements

EXHIBIT 2

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Balance Sheets
At December 31, 2002, 2003, 2004 and 2005

	December 31,			
	2005	2004	2003	2002
	(In thousands)			
ASSETS				
Cash and due from banks	$ 4,943	$ 4,230	$ 4,364	$ 3,945
Interest-bearing demand deposits	9,230	36,500	30,865	14,833
Federal funds sold	9,000	–	–	–
Investment securities:				
Available-for-sale	41,477	17,488	15,357	15,612
Mortgage-backed securities:				
Available-for-sale	26,462	29,910	39,630	38,005
Held-to-maturity	164	326	600	928
Loans available-for-sale	13,872	15,934	7,453	9,189
Loans receivable, net	103,457	122,082	129,346	158,154
Accrued interest receivable	987	785	988	1,297
Accounts receivable-loan sales	776	837	1,165	2,596
Mortgage servicing rights, net	–	223	333	324
Deferred income taxes	82	--	--	--
Foreclosed assets, net	602	3,141	3,373	2,524
Premises and equipment, at cost less accumulated depreciation	6,595	5,225	5,149	5,050
Federal Home Loan Bank stock, restricted	2,711	2,579	2,476	2,379
Other assets	527	481	594	571
Total assets	$ 220,885	$ 239,741	$ 241,693	$ 255,407
LIABILITIES AND EQUITY				
LIABILITIES				
Deposits	$ 174,016	$ 184,162	$ 189,726	$ 202,672
Advance payments by borrowers for taxes and insurance	88	104	104	132
Accrued employee benefits	801	1,966	1,921	1,749
Accrued expenses	1,388	--		
Deferred income taxes	--	4,615	3,595	3,770
Federal Home Loan Bank advances	12,159	12,204	12,248	12,289
Interest payable and other liabilities	1,340	1,533	854	1,509
Total liabilities	189,792	204,584	208,448	222,121
EQUITY				
Retained earnings	30,418	26,585	25,812	25,374
Accumulated other comprehensive income	675	8,572	7,433	7,912
Total equity	31,093	35,157	33,245	33,286
Total liabilities and equity	$ 220,885	$ 239,741	$ 241,693	$ 255,407

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 3

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Statements of Income
For the Three Months Ended March 31, 2006 and 2007 and
For the Year Ended December 31, 2006
(Dollars in thousands)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Year Ended December 31, 2006
	(unaudited)		
Interest and dividend income			
Loans	$ 1,755	$ 2,086	$ 7,839
Investment securities	1,190	904	3,876
Other	140	106	691
Total interest and dividend income	3,085	3,096	12,406
Interest expense			
Deposits	1,437	977	4,759
Federal Home Loan Bank advances	2	158	394
Total interest expense	1,439	1,135	5,153
Net interest income	1,646	1,961	7,253
Provision (Credit) for loan losses	11	–	(736)
Net interest income after provision (credit) for loan losses	1,635	1,961	7,989
Noninterest income			
Customer service and other fees	266	249	1,081
Loan servicing and other fees	80	53	164
Net gains on loan sales	215	126	673
Net gain (loss) on sales of other real estate owned	7	61	55
Net realized gain (loss) on sales of available-for-sale securities	1	–	(1)
Net realized gain on sale of restricted investment	--	--	
Commissions on insurance and brokerage	78	94	392
Net gain (loss) on premises and equipment	(46)	–	24
Other	23	8	148
Total noninterest income	624	590	2,536
Noninterest expense			
Salaries and employee benefits	1,267	1,300	4,622
Net occupancy expense	177	132	570
Equipment expense	135	59	362
Data processing fees	185	254	1,135
Professional fees	184	94	791
Marketing expense	67	49	384
Office expense	59	100	325
Loss on foreclosed assets, net	18	–	--
Insurance expense	25	34	150
Mortgage loan outsourced servicing	30	33	150
Other	247	215	1,036
Total noninterest expense	2,394	2,270	9,525
Income before income tax	(135)	281	1,000
Provision for income taxes	(69)	138	375
Net income	$ (66)	$ 143	$ 625

Source: First Federal Savings Bank's unaudited and audited financial statements

EXHIBIT 4

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Statements of Income
For the Years Ended December 31, 2002, 2003, 2004 and 2005

	Year Ended December 31,			
	2005	2004	2003	2002
Interest and dividend income				
Loans	$ 8,689	$ 9,657	10,774	12,783
Investment securities	3,845	2,698	768	836
Other	185	290	2,360	2,319
Total interest and dividend income	12,719	12,645	13,902	15,938
Interest expense				
Deposits	3,382	3,654	4,402	6,615
Federal Home Loan Bank advances	597	624	626	601
Total interest expense	3,979	4,278	5,028	7,216
Net interest income	8,740	8,367	8,874	8,722
Provision (Credit) for loan losses	100	200	2,491	590
Net interest income after provision (credit) for loan losses	8,640	8,167	6,383	8,132
Noninterest income				
Customer service and other fees	1,344	1,211	1,376	1,427
Loan servicing and other fees	338	350	457	559
Net gains on loan sales	611	540	690	775
Net realized gains (losses) on sales of available-for-sale securities	9,600	--		
Net realized gain on sale of restricted investment	1,152	–		
Commissions on insurance and brokerage	76	10		
Net gain (loss) on premises and equipment	(1,056)	--		
Other	24	81	518	406
Total noninterest income	12,089	2,192	3,041	3,167
Noninterest expense				
Salaries and employee benefits	4,997	5,497	4,743	4,700
Net occupancy expense	465	438	425	464
Equipment expense	356	375	388	442
Data processing fees	2,039	1,072	1,362	1,336
Professional fees	843	445	440	190
Marketing expense	170	396	336	403
Office expense	329	383	223	290
Loss on foreclosed assets, net	538	283		
Insurance expense	124	117	32	35
Other	902	1,048	770	805
Total noninterest expense	10,763	10,054	8,719	8,665
Income before income tax	9,966	305	705	2,633
Provision for income taxes	3,794	72	267	979
Net income	$ 6,172	$ 233	$ 438	$ 1,654

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2002 through 2006

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
		(Dollars in thousands)				
Financial Condition Data:						
Total assets	$ 220,177	$ 213,419	$ 220,725	$ 237,929	$ 240,167	$ 251,252
Cash and due from banks	4,755	1,754	2,415	3,096	2,447	2,708
Interest-bearing deposits at financial institutions	917	5,631	8,746	36,664	31,877	14,712
Federal funds sold	4,910	9,364	9,000	–	--	--
Investment securities available-for-sale	95,388	83,519	67,866	47,475	55,737	54,643
Loans available-for-sale	2,458	1,400	777	837	1,165	2,596
Loans receivable, net	99,041	97,370	120,063	137,046	135,805	164,169
Deposits	180,083	176,609	171,140	182,888	188,551	201,650
Federal Home Loan Bank advances	4,000	–	12,159	12,204	12,248	12,289
Total equity	32,930	32,889	32,535	34,265	32,661	31,194

Source: First Advantage Bancorp's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2002 through 2006

	For the Three Months Ended March 31,		At December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands)				
Operating Data:							
Interest income	$ 3,085	$ 3,096	$ 12,406	$ 12,719	$ 12,644	$ 14,562	$ 16,666
Interest expense	1,439	1,135	5,153	3,979	4,278	5,032	7,228
Net interest income	1,646	1,961	7,253	8,740	8,366	9,530	9,439
Provision (credit) for loan losses	11	--	(736)	91	89	558	2,979
Net interest income after provision for loan losses	1,635	1,961	7,989	8,649	8,277	8,972	6,460
Noninterest income [(1)]	631	590	2,536	12,006	2,268	2,432	2,496
Noninterest expense [(2)]	2,401	2,270	9,525	11,689	9,018	8,703	9,245
Income (loss) before provision (benefit) for income taxes	(135)	281	1,000	8,966	1,527	2,701	(289)
Income tax provision (benefit)	(69)	138	375	3,426	539	883	(207)
Net income (loss)	($66)	$143	$625	$5,540	$988	$1,818	($82)

[(1)] In 2005, includes gains on sales of securities of $9.8 million and $1.1 million from the sale of restricted assets.
[(2)] In 2005, includes a data processing termination penalty fee of $832,000.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 7

Normalized Earnings Trends
First Federal Savings Bank
For the Twelve Months Ended March 31, 2007

	Twelve Months Ended March 31, 2007 ($000)
Net income before taxes	$ 498
Expense adjustments	
Recapture loan loss provision	(725)
Income adjustments	- 0 -
Normalized earnings before taxes	(227)
Taxes [1]	(89)
Normalized earnings after taxes	$ (138)

[1] Based on tax rate of 39.00 percent

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 8

Performance Indicators
At or For the Three Months Ended March, 31, 2006 and 2007, and
At or for the Years Ended December 31, 2002 through 2006

	At or For the Three Months Ended March 31, [5]		Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:[1]							
Return on average assets	(0.12)%	0.26%	0.29%	2.44%	0.41%	0.74%	(0.03)%
Return on average equity	(0.83)%	1.75%	1.90%	16.71%	2.98%	5.66%	(0.26)%
Interest rate spread [2]	2.67%	3.27%	3.04%	3.53%	3.21%	3.59%	3.45%
Net interest margin [3]	3.26%	3.78%	3.62%	3.97%	3.61%	4.04%	4.15%
Other expenses to average assets	4.50%	4.20%	4.49%	5.15%	3.72%	3.55%	3.69%
Efficiency ratio [4]	105.46%	88.98%	97.30%	56.34%	84.80%	72.76%	77.46%
Average interest-earning assets to average interest-bearing liabilities	120.00%	123.00%	122.00%	125.00%	122.00%	121.00%	122.00%
Average equity to average assets	14.95%	15.13%	15.48%	14.61%	13.71%	13.08%	12.57%
Capital Ratios:							
Tangible capital	14.70%	14.13%	15.18%	13.87%	11.33%	10.97%	9.70%
Core capital	14.70%	14.13%	15.18%	13.87%	11.33%	10.97%	9.70%
Risk-based capital	26.95%	24.39%	28.02%	23.91%	16.49%	15.87%	13.44%
Asset Quality Ratios:							
Allowance for loan losses as a percent of non-performing loans	43.84%	76.18%	46.88%	110.66%	128.69%	113.07%	171.01%
Net charge-offs to average outstanding loans during the period	0.04%	0.26%	0.36%	0.09%	0.06%	1.41%	0.31%
Non-performing loans as a percent of total loans	4.50%	3.16%	4.29%	2.31%	1.76%	2.03%	1.66%
Non-performing assets as a percent of total assets	2.07%	1.75%	2.47%	1.53%	2.37%	2.59%	2.16%

(1) Performance ratios for the three months ended Mach 31, 2007 and March 31, 2006 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents other expenses divided by the sum of net interest income and other income.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 9

Volume/Rate Analysis
First Federal Savings Bank
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2005 and 2006

	Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate (In thousands)	Net	Volume	Rate	Net
Interest income:									
Interest-bearing deposits	$ (51)	$ 78	$ 27	$ (334)	$ 300	$ (34)	$ (129)	$ 347	$ 218
Loans receivable	(356)	25	(331)	(1,547)	697	(850)	(447)	(521)	(968)
Investment securities	291	(5)	286	830	(235)	595	295	635	930
Other interest-earning assets	8	(1)	7	12	(36)	(24)	16	(121)	(105)
Total interest-earning assets	(108)	97	(11)	(1,039)	726	(313)	(265)	340	75
Interest expense:									
Deposits	83	377	460	(102)	1,479	1,377	(277)	5	(272)
FHLB advances	(139)	(17)	(156)	(431)	228	(203)	(2)	(25)	(27)
Total interest-bearing liabilities	$ (56)	$ 360	$ 304	$ (533)	$ 1,707	$ 1,174	$ (279)	$ (20)	$ (299)
Net increase (decrease) in Interest income	$ (52)	$ (263)	$ (315)	$ (506)	$ (981)	$ (1,487)	$ 14	$ 360	$ 374

Source: First Advantage Bancorp's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2004, 2005 and 2006
And at December 31, 2006

	At March 31,	Three Months Ended March 31,		Years Ended December 31,		
	2007	2007	2006	2006	2005	2004
	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost
Assets:						
Interest-bearing demand deposits	5.22%	5.41%	1.81%	3.83%	2.19%	0.94%
Loans	6.77%	6.98%	6.89%	7.06%	6.50%	6.88%
Investment securities	5.41%	5.30%	5.33%	5.35%	5.74%	4.59%
Other interest-bearing assets	3.42%	4.05%	4.22%	4.06%	5.00%	8.22%
Total interest-earning assets		6.11%	5.97%	6.16%	5.78%	5.46%
Liabilities and equity:						
Savings accounts	1.45%	0.43%	0.50%	0.48%	0.44%	0.69%
Checking accounts	0.63%	0.64%	0.60%	0.61%	0.43%	0.40%
Money market deposit accounts	3.57%	3.53%	3.25%	3.44%	2.37%	1.95%
Certificates of deposit	4.70%	4.64%	3.22%	3.88%	2.84%	2.77%
Total interest-bearing deposits	3.52%	3.44%	2.52%	2.98%	2.05%	2.05%
Federal Home Loan Bank advances	–	4.18%	4.74%	7.48%	4.90%	5.10%
Total interest-bearing liabilities		3.44%	2.70%	3.12%	2.25%	2.25%
Interest rate spread	–	2.67%	3.27%	3.04%	3.53%	3.21%
Net interest margin	--	3.26%	3.79%	3.60%	3.97%	3.61%
Average interest-earning assets to average interest-bearing liabilities	–	120.40%	123.28%	121.97%	124.53%	121.75%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At March 31, 2007

Change in Interest Rates	Net Portfolio Value			NPV as % of Assets	
(Basis Points)	$ Amount	$ Change	% Change	NPV Ratio	Change[(1)]
	(Dollars in thousands)				
300	$ 31,901	$ (12,000)	(27)%	14.66%	(436)
200	35,870	(8,032)	(18)%	16.16%	(286)
100	39,937	(3,965)	(9)%	17.63%	(138)
0	43,902	--	--	19.01%	--
(100)	45,796	1,894	4%	19.64%	62
(200)	47,072	3,170	7%	20.03%	102

(1) Expressed in basis points.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2007 and at December 31, 2002, 2003, 2004, 2005 and 2006

	At March 31, 2007		At December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
Permanent loans:												
One- to four-family	$ 32,762	32.4%	$ 34,997	34.8%	$ 36,682	29.7%	$ 37,578	26.7%	$ 30,431	21.9%	$ 39,477	23.3%
Multi-family	7,781	7.7%	7,823	7.8%	6,733	5.5%	7,100	5.1%	6,736	4.8%	12,231	7.2%
Nonresidential	25,932	25.6%	26,560	26.4%	33,605	27.2%	39,152	27.9%	41,965	30.1%	42,120	24.9%
Construction loans:												
One- to four-family	14,026	13.9%	13,042	13.0%	16,997	13.8%	21,984	15.6%	23,533	16.9%	27,181	16.1%
Multi-family	2,340	2.3%	1,165	1.2%	1,645	1.3%	--	--	--	--	270	0.2%
Nonresidential	2,927	2.9%	869	0.8%	820	0.7%	820	0.6%	--	--	6	0.3%
Land loans	6,557	6.5%	6,989	6.9%	7,136	5.8%	8,677	6.2%	8,051	5.8%	12,495	7.4%
Total real estate loans	92,325	91.3%	91,445	90.9%	103,618	84.0%	115,311	82.1%	110,716	79.5%	133,780	79.4%
Consumer loans:												
Home equity loans and lines of credit	5,842	5.8%	6,055	6.0%	13,283	10.7%	16,549	11.8%	19,184	13.8%	17,408	10.3%
Auto loans	288	0.3%	377	0.4%	472	0.4%	826	0.6%	1,296	0.9%	1,655	1.0%
Deposit loans	689	0.6%	502	0.5%	504	0.4%	700	0.5%	506	0.4%	724	0.4%
Other	509	0.5%	541	0.5%	742	0.6%	1,748	1.2%	2,710	1.9%	4,161	2.5%
Total consumer loans	7,328	7.2%	7,475	7.4%	15,001	12.1%	19,823	14.1%	23,696	17.0%	23,948	14.2%
Commercial loans	1,545	1.5%	1,675	1.7%	4,867	3.9%	5,364	3.8%	4,832	3.5%	11,579	6.8%
Total loans	101,198	100.0%	100,595	100.0%	123,486	100.0%	140,498	100.0%	139,244	100.0%	169,307	100.4%
Allowance for loan losses	(1,997)		(2,025)		(3,157)		(3,180)		(3,175)		(7,318)	
Deferred loan fees	(160)		(200)		(266)		(272)		(264)		(339)	
Loans receivable, net	$ 99,041		$ 98,370		$ 120,063		$ 137,046		$ 135,805		$ 161,650	

Source: First Advantage Bancorp's Prospectus

Loan Maturity Schedule
At March 31, 2007

	One- to Four-Family Residential	Multi-family and Nonresidential Real Estate	Construction	Land	Consumer	Commercial	Total Loans
				(In thousands)			
Amounts due in:							
One year or less	$ 5,978	$ 10,343	$ 18,389	$ 5,729	$ 4,537	$ 836	$ 45,812
More than one year to three years	3,326	12,547	--	631	1,179	458	18,141
More than three years to five years	1,352	8,693	904	130	1,004	251	12,334
More than five years to fifteen years	5,315	2,130	--	67	608	--	8,120
More than fifteen years	16,791	--	--	--	--	--	16,791
Total	$ 32,762	$ 33,713	$ 19,293	$ 6,557	$ 7,328	$ 1,545	$ 101,198

	Due after March 31, 2007		
	Fixed Rate	Floating or Adjustable Rate	Total
		(In thousands)	
One- to four-family	$ 24,777	$ 2,006	$ 26,783
Multi-family and nonresidential	17,553	5,818	23,371
Construction	904	--	904
Land	828	--	828
Consumer	2,773	18	2,791
Commercial	709	--	709
Total	$ 47,544	$ 7,842	$ 55,386

Source: First Advantage Bancorp's Prospectus

EXHIBIT 14

Loan Originations, Purchases and Sales
For the Three Months Ended March 31, 2006 and 2007 and
For the Years Ended December 31, 2004, 2005 and 2006

	Three Months Ended March 31,		Years Ended December 31,		
	2007	2006	2006	2005	2004
			(In thousands)		
Total loans at beginning of period	$100,595	$123,486	$123,486	$140,498	$139,244
Loans originated:					
One- to four-family	9,575	8,926	33,938	35,513	41,873
Multi-family and nonresidential	964	3,847	10,061	2,235	17,299
Construction	10,845	2,972	30,679	45,525	59,887
Land	1,786	83	6,893	5,097	1,541
Consumer	1,280	703	3,814	5,195	8,905
Commercial	5,088	1,272	2,508	2,603	2,368
Total loans originated	29,538	17,803	87,893	96,168	131,873
Loans purchased:	--	--	--	--	--
Deduct:					
Loan principal repayments	(21,645)	(17,081)	(84,379)	(84,588)	(103,643)
Loan sales	(7,290)	(5,753)	(26,405)	(28,592)	(26,976)
Other (includes changes in loans in process)	--	--	--	--	--
Net loan activity	603	(5,031)	(22,891)	(17,012)	1,254
Loans, net of loans in process, at end of period	$101,198	$ 118,455	$ 100,595	$ 123,486	$ 140,498

Source: First Advantage Bancorp's Prospectus

EXHIBIT 15

Loan Delinquencies
At March 31, 2007 and at December 31, 2004, 2005 and 2006

	At March 31, 2007			
	30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)			
One- to four-family	31	$1,993	5	$267
Multi-family / Nonresidential	--	--	2	3,896
Construction	--	--	--	--
Land	--	--	--	--
Consumer	6	123	1	12
Commercial	--	--	1	4
Total	37	$2,116	9	$4,179

	At December 31, 2006				2005				2004			
	30-89 Days		90 Days or More		30-89 Days		90 Days or More		30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)											
One- to four-family	28	$1,620	7	$420	3	$179	2	$112	12	$824	3	$161
Multi-family / Nonresidential	1	659	2	3,888	2	1,340	6	2,206	2	250	3	1,213
Construction	--	--	--	--	1	154	--	--	2	208	1	104
Land	1	15	--	--	--	--	--	--	--	--	--	--
Consumer	4	32	--	--	7	111	8	194	21	306	10	241
Commercial	--	--	1	12	1	253	6	341	6	487	7	752
Total	34	$2,326	10	$4,320	14	$2,037	22	$2,853	43	$2,075	24	$2,471

Source: First Advantage Bancorp's Prospectus

EXHIBIT 16

Nonperforming Assets
At March 31, 2007, and at December 31, 2002, 2003, 2004, 2005 and 2006

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
	(Dollars in thousands)					
Nonaccrual loans:						
One- to four-family	$429	$420	$112	$161	$699	$565
Multi-family and nonresidential	3,896	3,888	2,206	1,213	80	376
Construction	184	--	--	104	171	176
Land	15	--	--	--	187	--
Consumer	19	--	194	241	1,082	1,354
Commercial	12	12	341	752	589	337
Total	4,555	4,320	2,853	2,471	2,808	2,808
Accruing loans past due 90 days or more:	--	--	--	--	--	--
One-to four-family	--	--	--	--	--	--
Multi-family and nonresidential	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Land	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Total	--	--	--	--	--	--
Total of nonaccrual and 90 days or more past due loans	4,555	4,320	2,853	2,471	2,808	2,808
Real estate owned	--	946	519	3,178	3,424	2,608
Other nonperforming assets	--	--	--	--	--	--
Total nonperforming assets	$4,555	$5,266	$3,372	$5,649	$6,232	$5,416
Total nonperforming loans to total loans	4.50%	4.29%	2.31%	1.76%	2.02%	1.66%
Total nonperforming loans to total assets	2.07%	2.02%	1.29%	1.04%	1.17%	1.12%
Total nonperforming assets and troubled debt restructurings to total assets	2.07%	2.47%	1.53%	2.37%	2.59%	2.16%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 17

Classified Assets
At March 31, 2007, and at December 31, 2004, 2005 and 2006

	At March 31,	At December 31,		
	2007	2006	2005	2004
		(In thousands)		
Special mention assets	$4,051	$2,437	$3,147	$1,262
Substandard assets	2,461	7,110	12,556	9,878
Doubtful assets	308	1,474	1,317	1,330
Loss assets	0	0	76	215
Total classified assets	$6,820	$11,021	$17,096	$12,685

Source: First Advantage Bancorp's Prospectus

Summary of Loan Loss Experience
For the Years Ended December 31, 2002, 2003, 2004, 2005 and 2006

	Three Months Ended March 31,		Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
				(Dollars in thousands)			
Allowance for loan losses at beginning of period	$2,025	$3,157	$3,157	$3,180	$3,175	$4,802	$2,328
Provision for loan losses	11	--	(736)	91	89	558	2,979
Charge offs:							
One- to four-family	27	--	7	19	1	1,214	51
Multi-family and nonresidential	--	31	145	152	--	1,102	107
Construction	--	--	--	--	--	--	60
Land	--	--	23	--	--	--	--
Consumer	31	144	204	110	105	210	73
Commercial	--	139	348	124	--	151	228
Total charge-offs	58	314	727	405	106	2,677	519
Recoveries:							
One- to four-family	10	--	5	232	7	41	--
Multi-family and nonresidential	--	--	87	2	--	450	6
Construction	--	--	--	--	--	--	--
Land	--	--	--	--	--	--	--
Consumer	3	9	42	50	15	1	8
Commercial	6	2	197	7	--	--	--
Total recoveries	19	11	331	291	22	492	14
Net charge-offs	39	303	396	114	84	2,185	505
Allowance for loan losses at end of period	$1,997	$2,854	$2,025	$3,157	$3,180	$3,175	$4,802
Allowance for loan losses to non-performing loans	43.84%	76.18%	46,88%	110.66%	128.69%	113.07%	171.01%
Allowance for loan losses to total loans outstanding at the end of the period	1.97%	2.41%	2.01%	2.56%	2.26%	2.29%	2.84%
Net charge-offs (recoveries) to average loans outstanding during the period	0.04%	0.26%	0.36%	0.09%	0.06%	1.41%	0.31%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 19

Investment Securities
At March 31, 2007, and at December 31, 2004, 2005 and 2006

	At March 31,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
U.S. government and federal agencies	$60,177	$61,067	$50,749	$51,517	$40,013	$40,964	$4,910	$6,423
State and political subdivisions	7,769	7,727	7,759	7,708	--	--	--	--
Mortgage-backed securities	23,578	23,584	21,826	21,785	26,218	26,402	29,058	29,974
Corporate equity securities	--	--	--	--	--	--	153	11,078
Corporate debt securities	3,005	3,010	2,507	2,509	500	500	0	0
Total	$94,529	$95,388	$82,841	$83,519	$66,731	$67,866	$34,121	$47,475

Source: First Advantage Bancorp's Prospectus

EXHIBIT 20

Mix of Deposits
At March 31, 2007, and At December 31, 2004, 2005 and 2006

	At March 31,	At December 31,		
	2007	2006	2005	2004
		(In thousands)		
Noninterest-bearing checking accounts	$11,592	$9,620	$14,362	$8,732
Interest-bearing accounts:				
Savings	15,951	12,457	14,420	15,718
Checking	27,786	26,759	30,789	33,714
Money market	29,412	30,278	24,593	26,319
Certificates of deposit	95,342	97,495	86,974	98,405
Total	$180,083	$176,609	$171,138	$182,888

Source: First Advantage Bancorp's Prospectus

EXHIBIT 21

Time Deposits Classified by Rate

	At March 31,	At December 31,		
	2007	2006	2005	2004
		(In thousands)		
0.00 - 1.00%	$ 5	$ 5	$ 55	$ 3,773
1.01 - 2.00%	30	282	11,329	25,797
2.01 - 3.00%	2,914	3,949	26,829	36,210
3.01 - 4.00%	16,139	22,908	38,213	26,454
4.01 - 5.00%	30,181	34,791	9,128	2,670
5.01 - 6.00%	46,073	35,560	1,120	1,209
6.01 - 7.00%	--	--	--	2,292
Total	$ 95,342	$ 97,495	$ 86,674	$ 98,405

Source: First Advantage Bancorp's Prospectus

EXHIBIT 22

Deposit Activity
For the Three Months Ended March 31, 2006 and 2007 and
For the Years Ended December 31, 2004, 2005 and 2006

	Three Months Ended March 31,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Beginning balance	$176,609	$171,140	$171,140	$182,888	$188,551
Increase (decrease) before interest credited	2,245	(7,383)	1,552	(14,840)	(8,912)
Interest credited	1,229	1,312	3,917	3,092	3,249
Net increase (decrease) in deposits	3,474	(6,071)	5,469	(11,748)	(5,663)
Ending balance	$180,083	$165,069	$176,609	$171,140	$182,888

Source: First Advantage Bancorp's Prospectus

EXHIBIT 23

Borrowings
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2004, 2005 and 2006

	Three Months Ended March 31,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Maximum amount of FHLB advances outstanding at any month-end during period	$4,000	$15,655	$15,655	$12,200	$12,244
Average FHLB advances outstanding during period	$133	$13,320	$5,265	$12,180	$12,226
Weighted average interest rate during period	5.44%	4.74%	7.48%	4.90%	5.10%
Balance outstanding at end of period	4,000	12,147	--	$12,159	$12,204
Weighted average interest rate at end of period	5.44%	5.19%	--	4.92%	5.10%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 24

Offices of First Federal Savings Bank
As of March 31, 2007

Location	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at March 31, 2007
Main Office:					
1430 Madison Street Clarksville, Tennessee 37040	2006	17,000	Owned	N/A	$2,243
Branch Offices:					
Tradewinds Branch [1] 1929 Madison Street Clarksville, Tennessee 37043	1974	2,263	Owned	N/A	125
St. Bethlehem Branch 2141 Wilma Rudolph Boulevard Clarksville, Tennessee 37040	1985	4,594	Owned	N/A	192
North Clarksville Branch 1800 Ft. Campbell Boulevard Clarksville, Tennessee 37042	1996	8,060	Owned	N/A	1,444
Downtown (Drive-Thru Only) [2] 200 N 2nd St. Clarksville, Tennessee 37042	1995	600	Owned	N/A	341
ATM Site 1193 & 1195 Ft. Campbell Blvd. Clarksville, Tennessee 37042	1984	N/A	Owned	N/A	154
Other Properties:					
Commercial Lot [3] Pleasant View, Tennessee	N/A	N/A	Owned	N/A	288
Downtown [4] 200 N. 2nd St Clarksville, Tennessee 37040	N/A	N/A	Owned	N/A	381
Blue Hole Lodge [5]	N/A	N/A	Owned	N/A	200

(1) A new building is being erected on this site in September 2007. During the construction period, customers are being served from a modular facility at this location.
(2) Limited service facility with drive-thru and ATM services only.
(3) Former branch office location.
(4) Former location of main office. Property is for sale.
(5) See "Subsidiaries" for information about this property.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 25

LIST OF KEY OFFICERS AND DIRECTORS
At March 31, 2007

Name	Position(s) Held with the Association	Age (1)	Director Since	Term Expires
Earl O. Bradley, III	Chairman of the Board, Chief Executive Officer	51	2005	2008
John T. Halliburton	President/Director	60	2005	2009
William G. Beach	Director	50	2006	2007
Michael E. Wallace	Director	32	2006	2007
Robert E. Durrett, III	Director	51	2007	2008
William Lawson Mabry	Director	51	2006	2008
William H. Orgain	Director	50	2007	2008
Dr. Vernon M. Carrigan	Director	56	1999	2009
David L. Watson	Director	65	2006	2009

(1) As of March 31, 2007

Source: First Advantage Bancorp's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Montgomery County, Tennessee and the United States
1990, 2000, 2006 and 2011

	1990	2000	1990-2000 % Change	2006	2000-2006 % Change	2011	2006-2011 % Change
Population							
Montgomery County	100,498	134,768	34.1%	156,782	16.3%	176,030	12.3%
Tennessee	4,877,185	5,689,283	16.7%	6,140,866	7.9%	6,522,932	6.2%
United States	248,709,873	281,421,906	13.2%	303,582,361	7.9%	323,785,827	6.7%
Households							
Montgomery County	34,345	43,330	26.2%	56,913	31.3%	64,278	12.9%
Tennessee	1,853,725	2,232,905	20.5%	2,440,878	9.3%	2,608,416	6.9%
United States	91,993,582	105,480,101	14.7%	114,049,635	8.1%	121,863,482	6.9%
Per Capita Income							
Montgomery County	$ 11,056	$ 17,265	56.2%	$ 21,628	25.3%	–	–
Tennessee	12,255	19,393	58.2%	24,488	26.3%	–	–
United States	14,420	21,587	49.7%	26,228	21.5%	–	–
Median Household Income							
Montgomery County	$ 25,568	$ 38,981	52.5%	$ 48,123	23.5%	$ 56,676	17.8%
Tennessee	24,807	36,360	46.6%	44,992	23.7%	53,128	18.1%
United States	30,056	41,994	39.7%	48,534	15.6%	60,704	25.1%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Montgomery County,
Tennessee and the United States
1990 & 2000

		1990	2000
Occupied Housing Units			
Montgomery County		34,345	48,330
Tennessee		1,853,725	2,232,905
United States		91,947,410	105,480,101
Occupancy Rate			
Montgomery County			
	Owner-Occupied	61.1%	63.5%
	Renter-Occupied	38.9%	36.5%
Tennessee			
	Owner-Occupied	68.0%	69.9%
	Renter-Occupied	32.0%	30.1%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Montgomery County		$ 58,200	$ 85,100
Tennessee		58,000	93,000
United States		78,500	119,600
Median Rent			
Montgomery County		$ 373	$ 549
Tennessee		357	505
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Montgomery County,
Tennessee and the United States
1990 and 2000

	1990		
Industry Group	Montgomery County	Tennessee	United States
Agriculture/Mining	2.1%	2.6%	1.3%
Construction	6.0%	6.3%	4.8%
Manufacturing	18.1%	23.3%	19.2%
Transportation/Utilities	5.6%	7.6%	5.9%
Wholesale/Retail	23.7%	21.3%	27.5%
Finance, Insurance & Real Estate	5.1%	5.4%	7.3%
Services	39.4%	33.5%	34.0%

	2000		
	Montgomery County	Tennessee	United States
Agriculture/Mining	0.9%	1.4%	1.9%
Construction	7.6%	7.3%	6.8%
Manufacturing	16.1%	18.9%	14.1%
Wholesale/Retail	15.2%	15.6%	15.3%
Transportation/Utilities	5.5%	6.3%	5.2%
Information	3.0%	2.4%	3.1%
Finance, Insurance & Real Estate	4.3%	5.8%	6.9%
Services	47.3%	42.3%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Montgomery County,
Tennessee and the United States
For the Years 2003 through 2006 and through April 2007

Location	2003	2004	2005	2006	Through April 2007
Montgomery County	5.1%	4.9%	5.0%	4.8%	4.0%
Tennessee	5.7%	5.5%	5.6%	5.2%	4.1%
United States	6.0%	5.5%	5.1%	4.6%	4.3%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Montgomery County, Tennessee
June 30, 2006

	Montgomery County Deposits ($000)	First Federal's Deposits ($000)	First Federal's Share (%)
Banks	$ 1,318,472	---	---
Thrifts	173,404	$ 173,404	100.0%
Total	$ 1,491,876	$ 173,404	11.6%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2002 - 2006

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTCBB	25.500	25.750	20.410	4.51	0.00	1.82	274.13	0.36	14.57	91.53	9.30	14.57
SIYF	Security Federal Bancorp Inc.	AL	Pink	16.250	18.500	15.550	-2.69	-5.80	0.74	103.95	0.60	21.96	98.92	15.63	NA
SRNN	Southern Banc Co.	AL	OTCBB	14.000	17.000	13.550	-1.06	-5.72	-0.13	128.04	0.35	NM	73.39	10.93	NM
SCBS	Southern Community Bancshares	AL	Pink	8.850	10.500	7.000	-6.84	-15.71	NA	91.49	0.85	NA	72.66	9.67	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTCBB	11.700	15.000	11.500	-2.50	1.74	0.57	NA	0.40	20.89	NA	NA	NA
SUPR	Superior Bancorp	AL	NASDAQ	10.240	11.930	9.640	1.09	-10.33	0.24	70.74	0.00	44.52	127.36	14.47	39.78
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.750	25.430	21.600	-2.38	0.17	1.12	171.33	0.60	21.79	155.74	13.86	21.79
BOFI	B of I Holding, Inc.	CA	NASDAQ	7.490	8.160	6.090	3.60	8.24	0.35	102.33	0.00	21.40	91.23	7.36	23.54
BYFC	Broadway Financial Corp.	CA	NASDAQ	11.080	11.250	10.250	-0.18	2.12	0.98	186.06	0.20	12.18	101.71	6.01	12.18
DSL	Downey Financial Corp.	CA	NYSE	70.910	75.290	59.080	0.90	5.35	7.13	547.07	0.42	9.95	137.21	12.96	10.02
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	24.670	28.920	24.150	-5.12	-6.34	1.14	178.39	0.67	22.23	123.47	13.03	22.23
FED	FirstFed Financial Corp.	CA	NYSE	61.930	69.700	49.570	-4.10	8.94	7.88	514.28	0.00	8.00	140.59	12.04	8.00
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.345	18.490	15.733	-3.34	-5.83	1.47	203.08	0.50	11.43	130.97	8.05	11.29
IMB	IndyMac Bancorp, Inc.	CA	NYSE	33.920	48.140	26.270	4.11	10.70	4.56	403.57	1.94	7.80	121.45	8.40	7.66
MLGF	Malaga Financial Corporation	CA	OTCBB	10.600	12.500	10.000	-4.93	4.43	NA	NA	0.31	11.40	NA	NA	11.40
PFB	PFF Bancorp Inc.	CA	NYSE	29.570	39.490	27.390	4.49	-2.95	2.28	188.87	0.70	13.14	179.54	15.66	13.25
PROV	Provident Financial Holdings	CA	NASDAQ	24.940	32.800	23.330	1.42	-10.45	1.99	270.48	0.66	12.86	124.02	9.22	NA
RMGC	RMG Capital Corporation	CA	OTCBB	23.500	24.250	21.450	-2.08	-2.08	1.45	NA	0.08	16.21	NA	NA	NA
SNLS	San Luis Trust Bank FSB	CA	OTCBB	10.400	15.000	9.300	-3.26	-10.73	0.97	59.82	0.23	10.72	163.52	17.39	10.72
HCBC	High Country Bancorp Inc.	CO	Pink	18.050	22.500	16.750	1.12	-9.75	1.59	229.65	0.50	11.50	82.44	7.86	NA
UWBK	United Western Bancorp, Inc.	CO	NASDAQ	25.340	26.320	18.750	-0.63	5.63	1.12	289.90	0.06	22.62	167.48	8.74	NA
NEBS	New England Bancshares	CT	NASDAQ	12.720	13.700	11.170	-1.09	-2.97	0.20	53.15	0.12	66.95	118.77	23.94	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	15.720	17.090	13.550	2.01	-2.72	0.47	70.32	0.24	33.45	124.56	22.35	32.19
PBCT	People's United Financial Inc.	CT	NASDAQ	19.610	202.120	15.186	-3.73	-4.65	0.41	38.83	0.48	47.83	430.99	50.47	42.14
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.000	12.800	8.550	-4.76	-2.44	-2.40	102.25	0.00	NM	130.37	9.78	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	64.910	70.850	57.220	-0.64	-0.90	4.66	469.13	0.32	14.42	204.76	13.83	NA
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	9.200	15.000	8.800	-5.74	-25.63	0.15	106.63	0.20	40.00	106.85	8.62	158.20
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	22.190	31.820	19.920	0.54	-3.65	2.73	381.99	0.02	8.53	101.60	5.81	8.51
BFF	BFC Financial Corp.	FL	NYSE	3.850	7.100	3.590	-11.90	-25.24	-0.12	209.89	0.00	NM	85.31	1.84	NA
FDT	Federal Trust Corp.	FL	AMEX	8.340	11.420	8.150	-6.19	-15.93	0.27	75.33	0.18	30.89	142.56	11.02	31.58
FCFL	First Community Bank Corp.	FL	NASDAQ	16.710	22.000	16.710	-9.68	-14.09	0.88	98.78	0.00	20.38	196.14	16.92	21.26
EBDC	ebank Financial Services Inc.	GA	OTCBB	0.810	1.400	0.750	-13.83	-4.71	NA	NA	0.00	NA	NA	NA	NA
NTBK	NetBank Inc.	GA	NASDAQ	0.221	6.900	0.220	-88.78	-91.90	-2.82	69.60	0.04	NM	5.12	0.32	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	18.600	22.510	18.500	-3.68	-13.69	0.79	190.76	0.41	20.00	90.12	9.75	23.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HZFS	Horizon Financial Svcs Corp.	IA	OTCBB	9.000	14.000	8.500	-13.46	-23.40	-4.68	166.91	0.28	NM	94.94	5.40	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	37.600	38.750	20.480	-1.57	21.80	0.21	284.95	0.52	NM	215.23	13.20	NM
FFFD	North Central Bancshares Inc.	IA	NASDAQ	40.250	41.330	38.200	-1.23	1.00	3.28	374.31	1.34	12.38	131.15	10.75	12.38
AFBA	Allied First Bancorp Inc.	IL	OTCBB	16.050	18.400	15.800	-0.31	-0.93	0.85	308.54	0.00	18.88	76.07	5.20	18.88
BFIN	BankFinancial Corp	IL	NASDAQ	16.280	18.500	15.520	-0.49	-3.55	0.39	67.61	0.19	41.74	121.87	24.08	42.20
BPLS	BankPlus FSB	IL	Pink	20.850	20.850	12.264	1.21	58.56	NA	184.06	0.00	NA	138.71	11.37	NA
ESDF	East Side Financial Inc.	IL	Pink	39.000	39.500	37.000	0.00	3.31	NA	483.08	0.20	NA	91.60	8.07	NA
FBTC	First BancTrust Corp.	IL	NASDAQ	11.970	12.500	11.010	1.78	1.87	0.49	130.45	0.24	26.60	103.46	9.18	25.32
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	11.000	12.460	9.814	1.76	-4.76	0.26	41.66	0.25	42.31	106.72	26.40	38.29
GTPS	Great American Bancorp	IL	OTCBB	33.200	34.500	30.150	-0.15	-0.15	2.24	221.40	0.44	15.02	126.72	15.00	15.02
MAFB	MAF Bancorp Inc.	IL	NASDAQ	53.640	55.010	39.500	-0.76	25.50	2.44	317.24	1.02	22.44	162.35	16.91	20.61
MCPH	Midland Capital Holdings Corp.	IL	OTCBB	42.000	43.500	41.350	0.24	-1.29	2.19	335.68	0.94	19.18	114.44	12.51	19.46
PFED	Park Bancorp Inc.	IL	NASDAQ	33.500	36.000	31.100	-4.29	-3.60	-0.10	176.50	0.72	NM	128.40	18.38	NM
RYFL	Royal Financial Inc.	IL	OTCBB	15.950	17.750	14.500	-1.24	-5.51	0.01	51.52	0.00	NM	127.31	30.96	NM
WFBS	Washington Fed Bank for Svgs	IL	Pink	19.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink	15.000	15.000	14.500	0.00	0.00	NA	256.73	0.00	NA	94.38	5.84	NA
AMFC	AMB Financial Corp.	IN	OTCBB	15.000	15.950	14.200	-2.28	-2.60	0.41	173.17	0.32	37.50	107.53	8.66	39.93
ASBI	Ameriana Bancorp	IN	NASDAQ	10.560	14.250	10.010	0.48	-15.52	-0.39	146.20	0.40	NM	97.42	7.22	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.240	7.000	1.490	7.40	8.52	0.15	65.90	0.05	41.60	121.40	9.46	41.60
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.890	15.160	14.150	-0.33	0.13	0.49	112.70	0.48	31.02	125.34	13.21	34.77
CSFC	City Savings Financial Corp.	IN	OTCBB	34.000	35.000	21.000	0.00	-1.45	0.55	231.38	0.30	64.15	150.24	14.70	62.85
DSFN	DSA Financial Corp.	IN	OTCBB	12.700	14.000	11.500	0.00	-2.31	0.40	66.18	0.52	31.75	124.93	19.19	36.27
FFWC	FFW Corp.	IN	OTCBB	25.750	26.000	22.800	-0.19	1.98	2.39	239.15	0.75	10.91	123.50	10.77	11.88
FDLB	Fidelity Federal Bancorp	IN	Pink	20.000	20.000	20.000	0.00	0.00	1.06	261.59	0.50	16.39	108.52	7.64	18.87
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	17.000	20.820	16.020	-2.13	-6.54	0.49	198.19	0.60	36.96	91.76	8.58	36.96
FCAP	First Capital Inc.	IN	NASDAQ	17.900	20.650	15.936	-1.27	-1.86	1.25	158.73	0.66	14.55	114.38	11.28	14.55
HWEN	Home Financial Bancorp	IN	OTCBB	4.900	6.750	4.470	2.08	2.08	0.12	54.92	0.12	40.83	89.09	8.93	NA
LOGN	Logansport Financial Corp.	IN	Pink	16.400	19.000	15.250	-2.09	-8.89	0.94	184.50	0.60	17.45	80.85	8.89	NA
LSBI	LSB Financial Corp.	IN	NASDAQ	25.530	27.543	24.250	-0.53	-4.31	2.00	226.58	0.69	12.96	115.68	11.27	12.96
MFBC	MFB Corp.	IN	NASDAQ	33.888	36.190	29.270	-0.33	-1.17	2.77	380.19	0.60	12.69	109.42	8.91	13.63
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	19.510	22.920	18.200	0.57	-2.60	1.01	216.97	0.59	19.51	97.00	8.99	19.51
NIDB	Northeast Indiana Bancorp	IN	OTCBB	15.600	17.750	15.050	-1.27	-1.27	0.87	168.38	0.64	17.93	86.96	9.27	19.19
NWIN	NorthWest Indiana Bancorp	IN	OTCBB	29.750	32.750	29.750	-1.49	-4.95	2.25	218.69	1.41	13.34	164.27	13.60	13.39
PFDC	Peoples Bancorp	IN	NASDAQ	18.670	21.000	15.600	-1.06	-6.65	0.88	156.60	0.76	21.22	94.77	11.92	21.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
RIVR	River Valley Bancorp	IN	NASDAQ	17.650	20.240	17.000	1.44	-1.89	1.28	209.66	0.79	14.01	117.20	8.42	13.67
TDCB	Third Century Bancorp	IN	OTCBB	11.850	12.050	10.550	3.04	1.11	0.23	84.26	0.16	51.52	100.73	14.06	51.52
FFSL	First Independence Corp.	KS	OTCBB	18.750	20.500	17.500	0.00	4.17	1.41	209.02	0.65	13.39	99.68	8.97	NA
CKFB	CKF Bancorp Inc.	KY	OTCBB	15.500	16.800	15.200	-1.59	0.65	1.01	119.78	0.72	15.50	123.02	12.63	15.50
CFBC	Community First Bancorp Inc.	KY	OTCBB	7.400	8.500	6.960	6.32	5.71	-2.14	241.02	0.00	NM	95.61	2.95	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.850	16.800	15.160	-0.13	-1.18	1.02	212.94	0.48	15.54	107.90	7.44	14.83
FPBF	FPB Financial Corp.	LA	Pink	40.650	42.420	35.000	-4.17	6.27	3.87	491.99	0.62	10.78	130.00	8.26	NA
GLBP	Globe Bancorp Inc.	LA	OTCBB	21.050	21.050	16.000	0.00	0.00	0.81	118.36	0.35	25.99	94.90	17.78	25.99
GSLA	GS Financial Corp.	LA	NASDAQ	20.350	22.010	16.500	1.75	-3.10	1.60	133.16	0.40	12.80	92.33	14.90	12.49
HSTD	Homestead Bancorp Inc.	LA	Pink	17.350	17.800	10.400	0.29	0.87	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	43.950	54.400	38.610	5.90	-4.85	3.23	326.01	1.18	14.00	149.34	13.56	14.11
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	15.300	16.940	13.500	5.15	0.86	0.52	108.68	0.14	29.42	109.36	13.37	NA
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	32.820	39.670	31.700	-0.39	-2.61	1.29	246.91	0.56	25.44	109.88	13.29	NA
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	11.820	14.250	11.750	-2.31	-5.14	0.33	38.35	0.74	35.82	127.65	30.81	35.82
CEBK	Central Bancorp Inc.	MA	NASDAQ	28.320	33.900	27.000	1.47	-11.50	0.72	345.21	0.72	40.46	123.18	8.20	64.28
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	18.130	16.190	14.110	4.33	6.54	NA	62.41	0.00	NA	110.19	25.85	NA
HBNK	Hampden Bancorp Inc.	MA	NASDAQ	11.550	13.000	11.210	-1.87	-6.10	NA	64.26	0.00	NA	90.27	17.97	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	31.530	39.950	29.890	-6.08	-13.26	2.03	330.14	1.00	15.61	127.14	9.55	15.61
LEGC	Legacy Bancorp	MA	NASDAQ	14.990	16.410	14.750	0.87	-4.76	0.24	80.31	0.13	62.46	106.31	18.66	48.21
LSBX	LSB Corp.	MA	NASDAQ	16.430	18.060	16.000	0.18	-0.79	0.14	121.63	0.56	NM	127.66	13.51	NA
MASB	MASSBANK Corp.	MA	NASDAQ	32.750	33.950	32.200	-0.15	-0.43	1.69	190.91	1.10	19.49	130.79	17.15	20.56
MFLR	Mayflower Bancorp Inc.	MA	NASDAQ	10.290	14.970	10.000	-2.00	-14.96	0.50	115.60	0.40	21.00	109.94	8.90	21.20
WFD	Westfield Financial Inc.	MA	AMEX	10.110	11.130	7.402	-1.75	-2.79	0.18	31.77	0.31	56.17	110.01	31.82	53.65
ABKH	American Bank Holdings Inc.	MD	OTCBB	NM	NM	NM	0.00	-2.83	NM	NA	0.00	11.62	129.04	9.88	NA
PCGO	Prince George's FSB	MD	Pink	25.250	NA	NA	0.00	0.00	NA	NA	0.75	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	17.200	22.550	16.455	-5.60	-11.17	1.52	90.64	0.22	11.32	193.75	18.98	11.32
WSB	Washington Savings Bank FSB	MD	AMEX	8.400	9.800	7.950	-1.75	-1.06	0.45	56.67	0.08	20.00	100.96	14.82	20.01
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	23.110	31.640	20.300	7.69	-1.37	1.18	219.66	0.36	19.75	109.42	10.96	19.75
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.090	10.080	9.000	-0.38	-0.87	0.09	90.73	0.20	NM	78.09	10.02	91.70
FBC	Flagstar Bancorp Inc.	MI	NYSE	12.800	16.610	11.220	0.79	-0.78	1.01	247.47	0.55	12.93	100.08	5.17	11.65
STBI	Sturgis Bancorp	MI	Pink	14.000	14.250	11.700	6.46	7.86	1.38	139.92	0.47	10.14	119.97	10.00	NA
HMNF	HMN Financial Inc.	MN	NASDAQ	35.100	36.100	32.250	1.95	2.03	2.37	259.35	0.99	15.67	159.47	13.54	15.72
REDW	Redwood Financial Inc.	MN	Pink	16.000	23.100	14.500	-11.11	-7.25	0.70	302.94	0.00	23.53	53.60	5.28	23.53
WEFP	Wells Financial Corp.	MN	OTCBB	29.000	37.000	28.100	-1.69	0.87	2.18	292.10	1.04	13.55	111.41	9.93	13.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CCFC	CCSB Financial Corp.	MO	OTCBB	14.100	15.500	13.500	0.00	0.36	-0.13	114.90	0.00	NM	90.56	12.27	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	16.800	18.000	15.100	6.67	-0.18	-0.19	155.73	0.12	NM	97.85	10.79	NA
LXMO	Lexington B&L Financial Corp.	MO	Pink	26.500	28.000	24.750	1.92	3.92	NA	NA	0.50	22.65	NA	NA	NA
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.894	11.520	8.713	0.41	-3.08	0.38	62.77	0.13	28.67	105.86	17.36	28.67
NASB	NASB Financial Inc.	MO	NASDAQ	35.440	44.062	31.770	0.03	1.14	2.30	192.32	0.90	15.54	188.71	18.42	15.68
PULB	Pulaski Financial Corp.	MO	NASDAQ	15.540	17.750	14.240	0.78	-4.07	1.00	106.67	0.34	16.36	195.47	14.57	16.59
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.700	13.860	12.130	-0.39	-0.39	0.72	92.24	0.30	17.89	118.58	13.76	17.81
CDLX	Coddle Creek Financial Corp.	NC	Pink	28.250	35.000	26.250	-0.88	6.20	0.70	NA	1.35	40.36	NA	NA	40.36
KSBI	KS Bancorp Inc.	NC	OTCBB	31.000	35.000	24.300	3.33	6.90	1.65	231.52	0.52	18.79	230.70	13.39	18.65
MTUC	Mutual Community Savings Bank	NC	OTCBB	8.200	10.750	8.200	-13.68	-9.89	-0.98	257.94	0.00	NM	45.02	3.18	NM
SSFC	South Street Financial Corp.	NC	OTCBB	7.950	9.520	7.000	-3.64	-12.25	0.44	93.74	0.40	18.07	92.55	8.48	18.07
TONE	TierOne Corp.	NE	NASDAQ	31.800	34.970	24.060	26.60	17.69	2.51	190.57	0.28	13.06	156.58	16.58	13.09
GUAA	Guaranty Bancorp Inc.	NH	Pink	34.000	34.000	34.000	0.00	0.00	2.56	308.84	0.54	13.28	124.91	11.01	NA
MNKB	Monadnock Bancorp, Inc.	NH	OTCBB	6.550	12.000	6.000	-2.96	-7.75	0.08	74.22	0.00	NM	86.41	8.82	91.40
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	14.440	16.990	14.170	-5.06	-10.59	1.13	161.19	0.52	13.25	124.59	8.96	13.48
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	10.620	12.390	10.500	-5.68	-9.54	0.10	43.46	0.16	NM	124.42	24.43	105.71
FMCO	FMS Financial Corp.	NJ	NASDAQ	29.750	36.500	15.500	-4.53	-6.15	0.76	178.73	0.12	39.67	244.95	16.65	47.23
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.900	14.250	12.640	-3.23	-3.87	0.54	68.50	0.31	24.81	136.22	17.57	24.81
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	18.000	24.000	16.560	4.83	-12.62	0.25	166.28	0.80	NM	176.99	10.83	81.49
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	20.490	26.500	18.780	-5.14	-10.91	1.20	128.61	0.92	17.08	173.79	15.94	17.91
PFS	Provident Financial Services	NJ	NYSE	16.730	18.940	16.260	-0.24	-3.01	0.85	90.96	0.40	19.92	103.14	18.39	20.23
RBLG	Roebling Financial Corp.	NJ	OTCBB	12.240	14.000	10.710	2.94	-1.29	0.22	79.23	0.10	55.64	128.44	15.44	55.64
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	13.720	16.690	13.100	-2.83	-14.94	0.37	84.92	0.24	38.11	156.78	16.16	38.11
AF	Astoria Financial Corp.	NY	NYSE	25.870	31.750	25.590	-4.15	-6.57	1.73	219.48	0.98	15.31	194.22	11.05	15.31
CNY	Carver Bancorp Inc.	NY	AMEX	15.800	18.120	15.250	-6.51	-2.47	1.03	293.29	0.35	15.64	76.75	5.39	10.62
CMSB	CMS Bancorp Inc.	NY	NASDAQ	11.000	12.000	10.000	6.59	NA	NA	NA	NA	NA	NA	NA	NA
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	13.280	15.360	12.210	-1.26	2.63	0.81	91.49	0.56	16.60	167.89	14.51	17.22
ESBK	Elmira Savings Bank	NY	NASDAQ	26.230	28.918	21.609	10.97	-1.53	1.16	259.16	0.75	23.01	153.57	10.12	17.00
FNFG	First Niagara Finl Group	NY	NASDAQ	13.550	15.430	13.350	-1.38	-3.35	0.83	73.83	0.48	16.73	104.07	17.65	17.27
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.150	18.790	15.300	-3.75	-0.49	1.11	139.29	0.45	14.82	155.14	11.59	15.21
GLK	Great Lakes Bancorp Inc.	NY	NYSE	13.600	18.250	11.680	-5.88	5.75	-0.13	82.85	0.00	NM	109.50	16.41	NM
NYB	New York Community Bancorp	NY	NYSE	17.610	18.150	15.690	-0.68	4.26	0.79	94.40	1.00	22.29	139.98	18.57	20.32
PRTR	Partners Trust Financial	NY	NASDAQ	10.650	12.070	10.080	-3.45	-6.74	0.51	85.51	0.28	21.30	94.33	12.45	20.53
PBNY	Provident New York Bancorp	NY	NASDAQ	13.550	16.000	12.510	-2.17	-1.09	0.48	66.11	0.20	28.83	139.12	20.49	29.38

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ROME	Rome Bancorp Inc.	NY	NASDAQ	12.450	13.000	11.950	0.16	-0.96	0.32	35.74	0.31	41.50	138.64	34.84	41.50
TRST	TrustCo Bank Corp NY	NY	NASDAQ	9.720	11.480	9.150	3.18	-0.31	0.61	43.32	0.64	15.93	303.37	22.44	15.86
ASBN	ASB Financial Corp.	OH	OTCBB	20.000	22.000	19.550	0.00	-2.44	0.95	NA	0.51	21.05	NA	NA	21.22
CFBK	Central Federal Corp.	OH	NASDAQ	6.700	8.500	6.600	-3.60	-7.59	0.06	52.79	0.36	NM	105.85	12.69	111.67
CIBN	Community Investors Bancorp	OH	Pink	14.570	15.500	13.000	0.48	-1.22	NA	154.27	0.39	NA	115.66	9.44	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	16.250	18.510	15.000	0.00	-6.08	1.44	153.25	0.52	11.44	101.50	10.60	11.52
FDEF	First Defiance Financial	OH	NASDAQ	28.500	30.700	25.180	-0.87	-0.38	2.17	210.10	0.98	13.38	125.16	13.56	13.68
FFHS	First Franklin Corp.	OH	NASDAQ	16.570	18.900	14.350	1.66	-5.31	0.78	197.06	0.36	21.52	108.30	8.41	59.20
FNFI	First Niles Financial Inc.	OH	OTCBB	11.850	15.588	11.420	0.00	-0.84	0.44	69.34	0.64	26.93	102.60	17.09	58.67
FPFC	First Place Financial Corp.	OH	NASDAQ	20.950	25.490	18.790	3.87	-0.80	1.49	177.02	0.59	14.25	110.96	11.84	13.42
HCFL	Home City Financial Corp.	OH	OTCBB	15.900	16.600	14.450	-0.31	5.65	0.68	174.33	0.45	23.38	94.59	9.12	23.38
HLFN	Home Loan Financial Corp.	OH	Pink	14.750	16.250	14.700	-1.67	-0.67	0.66	108.42	0.80	22.35	118.28	13.61	22.35
IDVB	Indian Village Bancorp Inc.	OH	OTCBB	18.850	21.250	17.600	-0.79	-6.91	-0.52	237.55	0.08	NM	95.49	7.54	NA
OCFL	OC Financial Inc	OH	OTCBB	10.810	11.770	10.400	0.00	-1.28	-1.45	128.68	0.00	NM	92.65	8.40	NM
OHSF	Ohio Savings Financial Corp.	OH	Pink	NM	NM	NM	6.24	6.24	NA	NA	NA	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	15.980	19.990	14.010	6.75	-10.14	-1.11	209.43	0.60	NM	88.46	7.63	NM
PSFC	Peoples-Sidney Financial Corp.	OH	Pink	13.150	15.000	12.250	1.15	2.33	0.81	101.93	0.74	16.23	115.66	12.90	16.23
PFOH	Perpetual Federal Savings Bank	OH	OTCBB	25.000	28.000	24.500	-0.40	-3.85	1.40	144.79	1.00	17.86	110.67	17.27	17.98
PVFC	PVF Capital Corp.	OH	NASDAQ	12.600	12.930	9.810	4.74	9.28	0.66	117.41	0.30	19.09	136.56	10.73	19.09
UCFC	United Community Finl Corp.	OH	NASDAQ	10.460	13.300	9.992	1.16	-2.61	0.78	88.53	0.37	13.58	114.19	11.82	13.58
WAYN	Wayne Savings Bancshares	OH	NASDAQ	13.510	15.480	13.380	-0.66	-1.75	0.68	127.07	0.48	19.87	124.80	10.63	19.87
OSBK	Osage Bancshares Inc.	OK	NASDAQ	9.100	13.819	8.900	-2.99	NA	0.24	34.97	0.35	39.57	93.27	26.02	39.57
ESBF	ESB Financial Corp.	PA	NASDAQ	11.220	12.370	10.300	0.18	4.37	0.77	148.62	0.40	14.96	109.68	7.55	15.64
ESSA *	ESSA Bancorp Inc.	PA	NASDAQ	11.360	12.210	11.350	-2.49	NA	NA	NA	NA	NA	NA	NA	NA
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	17.740	19.950	17.130	-2.95	-4.26	1.25	243.51	0.56	13.14	114.87	7.29	15.80
FKFS	First Keystone Financial	PA	NASDAQ	19.000	20.610	16.470	-4.47	-3.89	0.41	214.96	0.00	46.34	132.87	8.84	104.37
FSSB	First Star Bancorp Inc.	PA	Pink	35.000	35.500	29.300	0.00	0.00	5.64	1,079.36	0.11	8.37	48.16	3.24	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	16.400	19.930	14.810	-1.50	-0.79	0.94	197.33	0.66	17.83	128.93	8.31	18.42
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.030	17.520	14.180	-2.02	0.40	0.89	105.20	0.32	17.08	109.23	13.59	21.23
PVSA	Parkvale Financial Corp.	PA	NASDAQ	29.700	34.600	28.210	-0.30	-1.26	2.34	322.01	0.80	12.86	130.66	9.22	13.11
SEFL	SE Financial Corp.	PA	OTCBB	11.950	13.150	11.950	-3.24	-2.85	-0.14	81.24	0.12	NM	94.39	12.31	NM
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.470	26.700	19.900	-6.88	-10.90	0.05	171.80	0.24	NM	125.74	13.03	34.86
THRD	TF Financial Corp.	PA	NASDAQ	30.250	33.490	26.540	0.83	-0.80	2.09	225.95	0.77	14.61	123.72	12.62	14.53
WFBC	Willow Financial Bncp Inc.	PA	NASDAQ	12.260	16.581	11.070	3.46	3.03	0.67	98.12	0.46	19.16	91.46	12.49	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WVFC	WVS Financial Corp.	PA	NASDAQ	16.400	17.950	16.190	0.00	0.00	1.52	168.05	0.64	10.79	123.77	9.76	10.79
NFSB	Newport Bancorp Inc.	RI	NASDAQ	13.599	14.480	12.250	0.88	-1.10	NA	62.24	0.00	NA	109.95	21.85	NA
FCPB	First Capital Bancshares Inc.	SC	Pink	11.100	11.100	8.350	9.90	17.46	1.09	100.63	0.00	10.18	119.07	11.03	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	33.410	41.500	30.610	-2.42	-3.86	2.30	225.23	0.98	14.78	210.92	14.84	14.88
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	16.020	16.940	14.380	4.23	0.12	0.97	122.34	0.64	16.69	104.91	13.10	15.89
SFDL	Security Federal Corp.	SC	OTCBB	24.500	25.500	22.100	2.08	-2.00	1.59	282.91	0.24	15.51	149.76	8.66	15.51
HFFC	HF Financial Corp.	SD	NASDAQ	17.710	18.500	15.450	0.20	-3.44	1.31	249.79	0.42	13.94	114.33	7.09	21.41
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	11.900	13.570	11.600	-2.06	-5.03	0.24	51.09	0.27	49.58	104.28	23.29	45.51
SCYT	Security Bancorp Inc.	TN	OTCBB	37.000	37.750	30.800	-1.99	-1.99	3.79	NA	0.75	9.76	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink	24.350	30.000	21.000	5.87	8.22	1.39	130.03	0.20	17.90	90.32	18.73	17.90
SFKT	State of Franklin Bcshs Inc.	TN	Pink	24.600	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
UNTN	United Tennessee Bankshares	TN	OTCBB	23.000	23.600	21.000	0.00	9.26	0.93	146.07	0.44	24.73	143.48	15.75	25.45
BAFI	BancAffiliated Inc.	TX	Pink	26.500	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
ETFS	East Texas Financial Services	TX	OTCBB	16.750	18.000	14.500	3.01	3.40	0.37	170.18	0.20	45.27	99.89	9.84	45.21
FBTX	Franklin Bank Corp.	TX	NASDAQ	16.170	21.880	14.990	0.43	-10.91	0.64	205.50	0.00	25.67	106.24	7.89	15.92
CFFC	Community Financial Corp.	VA	NASDAQ	11.440	12.970	10.585	0.79	-4.90	0.96	107.85	0.26	12.30	127.39	10.61	12.30
GAFC	Greater Atlantic Financial	VA	Pink	5.000	5.550	2.250	-0.40	66.67	-1.26	93.91	0.00	NM	209.67	5.32	NM
VSBR	Virginia SB FSB	VA	Pink	16.250	16.250	16.250	0.00	0.00	NA	90.85	0.37	NA	239.82	17.99	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	22.150	24.910	20.688	0.14	-0.81	1.65	158.02	0.35	13.93	204.71	14.02	14.28
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	19.540	23.500	17.270	-6.69	-9.91	0.55	137.99	0.25	35.53	134.85	13.21	35.62
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	14.180	17.750	12.375	-0.49	-14.89	1.03	70.07	0.40	14.04	165.65	20.24	14.14
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	18.090	19.530	15.360	1.94	1.60	1.16	84.65	0.35	16.15	169.70	21.37	16.15
WFSL	Washington Federal Inc.	WA	NASDAQ	24.350	25.400	21.550	-1.22	3.66	1.57	113.11	0.82	15.61	164.19	21.52	15.61
WM	Washington Mutual Inc.	WA	NYSE	42.690	46.790	38.730	-0.70	1.59	3.15	360.30	2.10	12.13	156.37	11.79	13.37
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	28.120	31.030	26.620	-2.16	0.04	1.82	209.50	0.67	15.62	180.84	13.42	15.55
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.590	12.760	10.930	-3.66	2.75	0.34	63.66	0.30	34.09	131.41	18.20	34.09
CZWI	Citizens Community Bncp	WI	NASDAQ	9.250	11.122	9.100	0.76	-2.12	0.02	42.47	0.13	NM	84.81	21.78	NM
SVBC	Sistersville Bancorp Inc.	WV	Pink	15.500	18.500	15.250	0.00	-13.89	NA	NA	0.54	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink	20.000	20.750	15.800	5.26	0.00	1.21	195.25	0.60	16.67	120.80	10.24	17.53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			PER SHARE								PRICING RATIOS			
	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			19.359	22.869	17.212	-0.90	-1.93	1.00	174.07	0.43	22.13	125.36	13.11	27.23
MEDIAN			16.265	18.325	15.130	-0.27	-1.28	0.82	154.27	0.39	17.85	118.28	11.92	18.88
HIGH			70.910	202.120	59.080	26.60	66.67	7.88	1,079.36	2.10	66.95	430.99	50.47	158.20
LOW			0.221	1.400	0.220	-88.78	-91.90	-4.68	31.77	0.00	7.80	5.12	0.32	7.66
AVERAGE FOR STATE														
TN			24.170	26.230	21.100	0.36	2.09	1.59	109.06	0.33	25.49	112.69	19.26	29.62
AVERAGE BY REGION														
MIDWEST			19.496	21.657	17.445	0.48	0.02	0.80	180.01	0.47	21.82	115.01	11.87	26.40
NEW ENGLAND			18.352	30.463	17.149	-0.66	-4.46	0.78	131.84	0.40	34.33	131.71	18.76	39.87
MID ATLANTIC			18.165	20.767	16.210	-1.36	-2.86	0.95	169.44	0.41	21.28	138.21	13.96	29.71
SOUTHEAST			15.751	18.379	13.968	-4.81	-5.04	0.70	141.36	0.34	22.64	126.08	11.49	30.79
SOUTHWEST			23.205	26.020	19.040	0.43	-1.24	1.50	222.19	0.35	23.13	112.88	12.76	25.55
WEST			25.593	29.419	22.240	-0.29	-0.87	2.23	224.86	0.55	14.80	140.08	12.88	15.09
AVERAGE BY EXCHANGE														
NYSE			26.919	32.071	23.380	-2.00	-2.94	2.13	236.28	0.63	17.72	130.32	12.59	28.76
AMEX			17.320	20.974	15.472	-2.06	-5.42	1.03	156.62	0.42	27.34	115.92	15.32	25.99
NASDAQ			18.734	23.196	16.783	-0.94	-3.45	0.93	154.99	0.44	22.72	132.50	14.14	27.06
OTC			17.848	19.836	16.150	-1.18	-1.74	0.63	168.03	0.37	23.50	111.51	11.77	28.57
Pink Sheets			20.558	21.793	17.723	0.34	4.16	1.44	242.54	0.41	17.48	113.05	10.10	22.40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	175,884	17,877	17,869	0.64	0.64	6.60	6.60	07/01/99	OTCBB	641,609	16.36
SIYF	Security Federal Bancorp Inc.	AL	72,347	11,433	11,433	0.73	NA	4.51	NA	04/03/95	Pink	695,981	11.31
SRNN	Southern Banc Co.	AL	103,353	15,398	15,398	-0.10	-0.10	-0.66	-0.65	10/05/95	OTCBB	807,186	11.30
SCBS	Southern Community Bancshares	AL	58,726	7,818	7,818	0.56	0.56	4.75	4.75	12/23/96	Pink	641,870	5.68
SZBI	SouthFirst Bancshares Inc.	AL	NA	NA	NA	NA	NA	NA	NA	02/14/95	OTCBB	NA	8.29
SUPR	Superior Bancorp	AL	2,451,810	278,531	149,788	0.33	0.37	3.51	3.91	12/10/98	NASDAQ	34,658,368	355.98
FFBH	First Federal Bancshares of AR	AR	834,772	74,283	74,283	0.64	0.64	7.12	7.12	05/03/96	NASDAQ	4,872,240	115.73
BOFI	B of I Holding, Inc.	CA	846,976	72,996	72,996	0.42	0.39	4.57	4.20	03/14/05	NASDAQ	8,276,515	62.02
BYFC	Broadway Financial Corp.	CA	304,693	20,392	20,392	0.59	0.59	8.87	8.87	01/09/96	NASDAQ	1,637,576	18.16
DSL	Downey Financial Corp.	CA	15,237,869	1,439,463	1,436,313	1.18	1.17	14.83	14.72	01/01/71	NYSE	27,853,783	1975.11
FPTB	First PacTrust Bancorp Inc.	CA	787,778	83,156	83,156	0.57	0.57	5.75	5.75	08/23/02	NASDAQ	4,416,058	108.64
FED	FirstFed Financial Corp.	CA	8,533,396	730,876	730,032	1.33	1.33	19.66	19.66	12/16/83	NYSE	16,593,000	1023.06
HWFG	Harrington West Finl Grp Inc	CA	1,126,400	69,202	62,833	0.70	0.71	12.09	12.23	11/05/02	NASDAQ	5,546,653	90.66
IMB	IndyMac Bancorp, Inc.	CA	29,694,339	2,054,788	1,942,610	1.00	1.02	16.57	16.87	11/10/86	NYSE	73,578,966	2496.14
MLGF	Malaga Financial Corporation	CA	677,000	NA	NA	0.85	0.85	NA	NA	NA	OTCBB	NA	61.22
PFB	PFF Bancorp Inc.	CA	4,553,527	397,113	395,846	1.23	1.22	14.41	14.29	03/29/96	NYSE	24,108,834	710.14
PROV	Provident Financial Holdings	CA	1,770,034	131,588	131,588	0.78	NA	9.65	NA	06/28/96	NASDAQ	6,543,993	162.12
RMGC	RMG Capital Corporation	CA	658,000	NA	NA	0.63	NA	NA	NA	NA	OTCBB	NA	63.29
SNLS	San Luis Trust Bank FSB	CA	260,731	27,726	27,726	1.59	1.59	15.85	15.85	NA	OTCBB	4,358,427	45.33
HCBC	High Country Bancorp Inc.	CO	197,801	18,859	18,859	0.68	NA	7.50	NA	12/10/97	Pink	861,305	15.55
UWBK	United Western Bancorp, Inc.	CO	2,103,691	109,816	109,816	0.39	NA	7.65	NA	10/18/96	NASDAQ	7,256,573	183.97
NEBS	New England Bancshares	CT	284,158	57,266	55,578	0.36	NA	1.70	NA	12/29/05	NASDAQ	5,346,583	68.01
NAL	NewAlliance Bancshares Inc.	CT	7,978,159	1,431,489	839,505	0.65	0.67	3.50	3.64	04/02/04	NYSE	113,452,440	1783.47
PBCT	People's United Financial Inc.	CT	11,602,400	1,358,800	1,254,000	1.15	1.29	9.21	10.39	04/16/07	NASDAQ	298,830,000	5899.31
IFSB	Independence Federal Svgs Bank	DC	158,736	11,908	11,908	-2.32	-2.32	-29.17	-29.17	06/06/85	NASDAQ	1,552,448	15.52
WSFS	WSFS Financial Corp.	DE	2,947,538	199,142	197,702	1.04	NA	15.18	NA	11/26/86	NASDAQ	6,282,954	408.10
BBX	BankAtlantic Bancorp Inc.	FL	6,380,176	514,977	438,040	0.23	0.06	2.74	0.67	11/29/83	NYSE	59,832,492	508.21
BKUNA	BankUnited Financial Corp.	FL	13,943,375	804,924	776,571	0.74	0.75	13.24	13.29	12/11/85	NASDAQ	36,502,199	796.39
BFF	BFC Financial Corp.	FL	7,523,794	176,761	99,824	-0.03	NA	-1.42	NA	NA	NYSE	35,846,556	139.78
FDT	Federal Trust Corp.	FL	707,299	54,652	54,652	0.33	0.32	4.57	4.47	12/12/97	AMEX	9,388,825	78.30
FCFL	First Community Bank Corp.	FL	401,794	34,654	34,226	0.96	0.92	10.86	10.42	05/16/03	NASDAQ	4,067,667	67.97
EBDC	ebank Financial Services Inc.	GA	144,705	9,663	9,663	-0.13	-0.15	-1.62	-1.91	07/06/98	OTCBB	NA	5.84

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NTBK	NetBank Inc.	GA	3,687,453	229,007	185,283	-4.66	-2.62	-59.48	-33.41	07/29/97	NASDAQ	52,982,000	11.69
FFSX	First Federal Bankshares Inc.	IA	647,706	70,092	51,584	0.52	0.44	4.50	3.77	04/14/99	NASDAQ	3,395,371	63.15
HZFS	Horizon Financial Svcs Corp.	IA	130,095	7,395	7,395	-2.95	-2.94	-34.09	-34.05	06/30/94	OTCBB	779,431	7.01
CASH	Meta Financial Group Inc.	IA	729,426	44,723	41,320	0.07	-0.10	1.12	-1.64	09/20/93	NASDAQ	2,559,830	96.44
FFFD	North Central Bancshares Inc.	IA	510,807	41,883	36,936	0.91	0.91	10.87	10.87	03/21/96	NASDAQ	1,364,653	55.01
AFBA	Allied First Bancorp Inc.	IL	157,760	10,788	NA	0.27	0.27	4.14	4.14	12/31/01	OTCBB	511,318	8.21
BFIN	BankFinancial Corp	IL	1,566,951	309,587	277,837	0.52	0.52	2.58	2.55	06/24/05	NASDAQ	23,175,176	377.29
BPLS	BankPlus FSB	IL	287,560	24,484	24,484	0.45	0.45	5.58	5.58	07/10/91	Pink	1,562,352	32.58
ESDF	East Side Financial Inc.	IL	137,443	12,114	12,114	0.29	0.31	3.23	3.41	11/01/91	Pink	284,516	11.10
FBTC	First BancTrust Corp.	IL	299,175	26,545	25,264	0.36	0.37	4.02	4.21	04/19/01	NASDAQ	2,293,400	27.45
FCLF	First Clover Leaf Fin Corp.	IL	378,019	93,528	82,208	0.74	0.81	3.02	3.34	07/11/06	NASDAQ	9,074,031	99.81
GTPS	Great American Bancorp	IL	147,062	17,402	16,917	1.05	1.05	8.67	8.67	06/30/95	OTCBB	664,222	22.05
MAFB	MAF Bancorp Inc.	IL	10,446,701	1,088,149	683,155	0.72	0.79	7.59	8.27	01/12/90	NASDAQ	32,929,638	1767.35
MCPH	Midland Capital Holdings Corp.	IL	125,075	13,673	13,673	0.64	0.63	6.08	5.99	06/30/93	OTCBB	372,600	15.65
PFED	Park Bancorp Inc.	IL	220,813	31,601	31,601	-0.05	-0.05	-0.36	-0.36	08/12/96	NASDAQ	1,251,048	41.69
RYFL	Royal Financial Inc.	IL	132,646	32,258	32,258	0.02	-0.28	0.08	-1.06	01/21/05	OTCBB	2,574,857	41.07
WFBS	Washington Fed Bank for Svgs	IL	74,200	6,912	6,912	1.15	1.15	12.76	12.76	03/01/95	Pink	NA	2.61
WTWN	West Town Bancorp Inc.	IL	55,199	3,417	3,417	0.15	0.15	2.42	2.42	03/01/95	Pink	215,007	3.23
AMFC	AMB Financial Corp.	IN	180,208	14,516	14,516	0.23	0.22	2.85	2.67	04/01/96	OTCBB	1,040,654	15.61
ASBI	Ameriana Bancorp	IN	436,995	32,396	31,553	-0.27	-0.08	-3.47	-0.98	03/02/87	NASDAQ	2,988,952	31.56
BRBI	Blue River Bancshares Inc.	IN	231,105	18,013	14,630	0.25	0.25	3.10	3.10	06/23/98	NASDAQ	3,507,150	21.88
CITZ	CFS Bancorp Inc.	IN	1,237,410	130,413	129,131	0.42	0.37	4.01	3.58	07/24/98	NASDAQ	10,979,948	163.42
CSFC	City Savings Financial Corp.	IN	130,928	12,806	12,806	0.21	0.21	2.35	2.39	12/28/01	OTCBB	565,863	19.24
DSFN	DSA Financial Corp.	IN	110,785	17,017	17,017	0.61	0.54	3.80	3.34	07/30/04	OTCBB	1,673,962	21.26
FFWC	FFW Corp.	IN	290,827	25,356	NA	1.03	0.95	11.77	10.82	04/05/93	OTCBB	1,216,089	31.31
FDLB	Fidelity Federal Bancorp	IN	218,709	15,406	15,406	0.38	0.38	5.60	5.60	08/31/87	Pink	836,089	16.82
FBEI	First Bancorp of Indiana Inc.	IN	364,042	34,032	27,141	0.24	0.24	2.48	2.48	04/07/99	NASDAQ	1,836,863	31.29
FCAP	First Capital Inc.	IN	450,515	44,415	38,657	0.79	0.79	8.12	8.12	01/04/99	NASDAQ	2,838,295	50.81
HWEN	Home Financial Bancorp	IN	74,188	7,436	7,436	0.22	NA	2.28	NA	07/02/96	OTCBB	1,350,850	6.62
LOGN	Logansport Financial Corp.	IN	160,648	17,662	17,662	0.51	NA	4.75	NA	06/14/95	Pink	870,701	14.28
LSBI	LSB Financial Corp.	IN	361,621	35,228	35,228	0.88	0.88	9.39	9.39	02/03/95	NASDAQ	1,595,999	40.75
MFBC	MFB Corp.	IN	501,568	40,855	37,380	0.73	0.68	9.36	8.72	03/25/94	NASDAQ	1,319,271	44.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MFSF	MutualFirst Financial Inc.	IN	945,351	87,638	NA	0.44	0.44	4.83	4.83	12/30/99	NASDAQ	4,357,130	84.83
NIDB	Northeast Indiana Bancorp	IN	226,354	24,120	23,584	0.50	0.47	4.90	4.58	06/28/95	OTCBB	1,344,294	20.97
NWIN	NorthWest Indiana Bancorp	IN	613,217	50,775	50,775	1.00	1.00	12.69	12.65	NA	OTCBB	2,804,092	83.42
PFDC	Peoples Bancorp	IN	492,569	61,954	59,498	0.58	0.57	4.53	4.50	07/07/87	NASDAQ	3,145,388	58.72
RIVR	River Valley Bancorp	IN	338,841	24,334	24,303	0.62	0.63	8.71	8.93	12/20/96	NASDAQ	1,616,130	28.52
TDCB	Third Century Bancorp	IN	137,154	19,151	19,151	0.27	0.27	1.79	1.79	06/30/04	OTCBB	1,627,843	19.09
FFSL	First Independence Corp.	KS	184,302	16,585	16,585	0.68	NA	7.61	NA	10/08/93	OTCBB	881,748	16.53
CKFB	CKF Bancorp Inc.	KY	158,163	16,235	15,135	0.81	0.81	7.93	7.93	01/04/95	OTCBB	1,320,452	20.47
CFBC	Community First Bancorp Inc.	KY	79,075	2,436	2,436	-0.90	-0.90	-24.93	-24.93	06/27/03	OTCBB	328,088	2.49
HFBC	HopFed Bancorp Inc.	KY	770,320	53,137	44,760	0.51	0.53	7.24	7.59	02/09/98	NASDAQ	3,617,601	57.18
FPBF	FPB Financial Corp.	LA	138,644	8,811	8,811	0.78	0.77	12.45	12.29	07/01/99	Pink	281,800	11.46
GLBP	Globe Bancorp Inc.	LA	29,946	5,612	5,612	0.61	0.61	3.36	3.36	07/10/01	OTCBB	253,000	5.33
GSLA	GS Financial Corp.	LA	168,615	27,210	27,210	1.13	1.16	7.33	7.51	04/01/97	NASDAQ	1,266,268	25.12
HSTD	Homestead Bancorp Inc.	LA	131,139	12,137	12,137	0.23	0.23	2.67	2.67	07/20/98	Pink	NA	12.11
TSH	Teche Holding Company	LA	720,121	65,401	61,557	1.04	1.03	11.43	11.34	04/19/95	AMEX	2,208,866	97.08
BFBC	Benjamin Franklin Bancorp Inc	MA	891,164	108,981	72,366	0.45	NA	3.72	NA	04/05/05	NASDAQ	8,199,802	125.11
BHLB	Berkshire Hills Bancorp Inc.	MA	2,174,573	263,087	142,022	0.53	NA	4.40	NA	06/28/00	NASDAQ	8,807,045	289.75
BRKL	Brookline Bancorp Inc.	MA	2,351,494	567,594	517,205	0.86	0.86	3.49	3.49	07/09/02	NASDAQ	61,314,104	724.73
CEBK	Central Bancorp Inc.	MA	566,140	37,702	35,470	0.18	0.12	2.58	1.62	10/24/86	NASDAQ	1,640,000	46.44
CBNK	Chicopee Bancorp Inc.	MA	464,292	108,900	108,900	-0.53	-0.58	-2.67	-2.90	07/20/06	NASDAQ	7,439,368	120.00
HBNK	Hampden Bancorp Inc.	MA	510,832	101,723	101,723	NA	NA	NA	NA	01/17/07	NASDAQ	7,949,879	91.82
HIFS	Hingham Instit. for Savings	MA	699,414	52,547	52,547	0.64	0.64	8.35	8.35	12/20/88	NASDAQ	2,118,550	66.80
LEGC	Legacy Bancorp	MA	822,582	144,418	141,333	0.28	0.37	1.52	2.00	10/26/05	NASDAQ	10,242,756	153.54
LSBX	LSB Corp.	MA	559,697	59,239	59,239	0.12	NA	1.11	NA	05/02/86	NASDAQ	4,601,617	75.60
MASB	MASSBANK Corp.	MA	828,181	108,626	107,536	0.86	0.82	6.96	6.60	05/28/86	NASDAQ	4,338,154	142.08
MFLR	Mayflower Bancorp Inc.	MA	242,307	19,617	19,568	0.43	0.43	5.49	5.44	NA	NASDAQ	2,096,000	21.57
WFD	Westfield Financial Inc.	MA	1,014,099	293,310	293,310	0.61	0.64	3.33	3.48	01/04/07	AMEX	31,924,887	322.78
ABKH	American Bank Holdings Inc.	MD	383,786	29,387	29,387	0.98	0.53	11.93	6.41	NA	OTCBB	1,580	37.92
PCGO	Prince George's FSB	MD	98,904	12,207	12,207	0.98	0.90	8.00	7.38	NA	Pink	NA	22.77
SVBI	Severn Bancorp Inc.	MD	912,344	89,358	89,024	1.68	1.68	18.34	18.34	NA	NASDAQ	10,065,854	173.13
WSB	Washington Savings Bank FSB	MD	430,037	63,136	63,136	0.78	0.78	5.61	5.62	08/03/88	AMEX	7,588,000	63.74
CTZN	Citizens First Bancorp Inc.	MI	1,792,398	179,578	167,163	0.54	0.54	5.40	5.40	03/07/01	NASDAQ	8,159,862	194.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFNM	First Fed of N Michigan Bncp	MI	271,868	34,881	31,019	0.10	0.11	0.77	0.86	04/01/05	NASDAQ	2,996,399	26.21
FBC	Flagstar Bancorp Inc.	MI	15,432,122	797,658	797,658	0.42	0.46	7.93	8.78	04/30/97	NYSE	62,359,839	773.71
STBI	Sturgis Bancorp	MI	333,836	27,835	22,623	1.06	NA	12.15	NA	11/10/88	Pink	2,385,974	33.40
HMNF	HMN Financial Inc.	MN	1,117,043	94,813	90,935	0.90	0.89	9.36	9.32	06/30/94	NASDAQ	4,307,169	151.18
REDW	Redwood Financial Inc.	MN	135,409	13,342	10,508	0.37	0.37	3.44	3.44	07/10/95	Pink	446,988	7.15
WEFP	Wells Financial Corp.	MN	271,129	24,162	24,162	0.78	0.78	8.47	8.47	04/11/95	OTCBB	928,218	26.92
CCFC	CCSB Financial Corp.	MO	96,610	13,091	13,091	-0.11	-0.12	-0.82	-0.86	01/09/03	OTCBB	840,822	11.86
FBSI	First Bancshares Inc.	MO	241,589	26,638	26,340	-0.13	NA	-1.14	NA	12/22/93	NASDAQ	1,551,315	26.05
LXMO	Lexington B&L Financial Corp.	MO	142,779	14,963	14,174	0.71	0.71	6.60	6.60	06/06/96	Pink	NA	16.70
LBCP	Liberty Bancorp Inc.	MO	298,869	49,000	49,000	0.63	0.63	4.62	4.62	07/24/06	NASDAQ	4,761,187	51.87
NASB	NASB Financial Inc.	MO	1,545,897	150,924	148,003	1.24	1.23	12.36	12.25	09/27/85	NASDAQ	8,038,293	283.87
PULB	Pulaski Financial Corp.	MO	1,063,673	79,296	74,780	1.02	1.00	12.56	12.38	12/03/98	NASDAQ	9,971,355	155.09
CSBC	Citizens South Banking Corp.	NC	737,639	85,611	54,110	0.78	0.78	6.64	6.67	10/01/02	NASDAQ	7,996,947	101.04
CDLX	Coddle Creek Financial Corp.	NC	152,729	20,152	20,152	0.27	0.27	2.16	2.16	12/31/97	Pink	NA	17.71
KSBI	KS Bancorp Inc.	NC	303,170	17,596	17,596	0.75	0.75	12.86	12.96	12/30/93	OTCBB	1,309,501	40.59
MTUC	Mutual Community Savings Bank	NC	93,816	6,625	6,625	-0.40	-0.85	-5.49	-11.56	06/29/93	OTCBB	363,719	2.98
SSFC	South Street Financial Corp.	NC	276,986	25,388	25,388	0.49	0.49	4.91	4.91	10/03/96	OTCBB	2,954,696	23.49
TONE	TierOne Corp.	NE	3,441,261	364,420	314,291	1.24	1.24	12.13	12.10	10/02/02	NASDAQ	18,057,813	570.50
GUAA	Guaranty Bancorp Inc.	NH	300,002	26,452	26,452	0.87	0.74	10.48	8.90	NA	Pink	971,390	33.03
MNKB	Monadnock Bancorp, Inc.	NH	96,014	9,805	9,597	0.11	0.09	1.09	0.98	06/29/06	OTCBB	1,293,608	8.47
NHTB	New Hampshire Thrift Bncshrs	NH	654,590	47,069	34,929	0.71	0.69	9.83	9.66	05/22/86	NASDAQ	4,060,878	73.64
ABNJ	American Bancorp of New Jersey	NJ	554,303	108,855	108,855	0.24	0.25	1.04	1.05	10/06/05	NASDAQ	12,753,147	135.44
FMCO	FMS Financial Corp.	NJ	1,169,314	79,458	78,477	0.41	0.34	6.28	5.27	12/14/88	NASDAQ	6,542,313	194.68
HCBK	Hudson City Bancorp Inc.	NJ	37,465,150	4,831,052	4,667,125	0.85	0.85	5.70	5.70	06/07/05	NASDAQ	546,976,092	7022.97
OCFC	OceanFirst Financial Corp.	NJ	2,048,285	125,293	125,219	0.14	0.14	2.18	2.10	07/03/96	NASDAQ	12,318,370	221.73
PBCI	Pamrapo Bancorp Inc.	NJ	639,891	58,685	58,685	0.93	0.89	10.02	9.55	11/14/89	NASDAQ	4,975,542	101.95
PFS	Provident Financial Services	NJ	5,696,033	1,015,449	NA	0.88	0.86	4.95	4.87	01/15/03	NYSE	62,621,748	1115.71
RBLG	Roebling Financial Corp.	NJ	135,666	16,311	16,311	0.28	0.28	2.20	2.20	10/01/04	OTCBB	1,712,259	20.96
SYNF	Synergy Finl Group Inc.	NJ	966,540	99,609	99,005	0.40	0.40	4.03	4.03	01/21/04	NASDAQ	11,382,143	156.16
AF	Astoria Financial Corp.	NY	21,393,867	1,217,674	1,032,523	0.75	0.75	12.97	12.97	11/18/93	NYSE	97,477,001	2517.76
CNY	Carver Bancorp Inc.	NY	735,565	51,627	45,227	0.37	0.54	5.24	7.71	10/25/94	AMEX	2,507,985	39.63
CMSB	CMS Bancorp Inc.	NY	158,735	8,233	8,233	NA	NA	NA	NA	04/04/07	NASDAQ	NA	22.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
DCOM	Dime Community Bancshares Inc.	NY	3,299,544	285,178	229,540	0.89	0.86	9.59	9.25	06/26/96	NASDAQ	36,062,920	477.51
ESBK	Elmira Savings Bank	NY	376,123	24,791	24,576	0.47	0.64	7.08	9.54	03/01/85	NASDAQ	1,451,337	38.07
FNFG	First Niagara Finl Group	NY	7,982,589	1,353,792	600,496	1.10	1.06	6.37	6.18	01/21/03	NASDAQ	108,119,541	1459.44
FFIC	Flushing Financial Corp.	NY	2,940,966	219,746	201,766	0.79	0.76	10.37	10.09	11/21/95	NASDAQ	21,113,435	341.01
GLK	Great Lakes Bancorp Inc.	NY	904,829	135,623	135,604	-0.16	-0.16	-1.11	-1.11	NA	NYSE	10,921,796	148.54
NYB	New York Community Bancorp	NY	27,977,914	3,711,606	1,465,305	0.81	0.89	6.39	6.99	11/23/93	NYSE	296,385,458	5519.10
PRTR	Partners Trust Financial	NY	3,726,794	492,004	240,603	0.57	0.60	4.36	4.54	07/15/04	NASDAQ	43,582,198	464.28
PBNY	Provident New York Bancorp	NY	2,801,365	412,638	241,090	0.71	0.69	4.91	4.82	01/15/04	NASDAQ	42,376,905	574.42
ROME	Rome Bancorp Inc.	NY	302,945	76,126	76,126	0.84	0.84	3.08	3.08	03/30/05	NASDAQ	8,476,983	104.88
TRST	TrustCo Bank Corp NY	NY	3,244,865	239,980	239,427	1.48	1.49	19.82	19.91	NA	NASDAQ	74,898,717	730.13
ASBN	ASB Financial Corp.	OH	211,379	17,543	NA	0.73	0.73	8.73	8.66	05/11/95	OTCBB	NA	31.84
CFBK	Central Federal Corp.	OH	240,732	28,863	28,863	0.12	0.12	0.93	0.94	12/30/98	NASDAQ	4,559,787	30.55
CIBN	Community Investors Bancorp	OH	136,053	11,110	11,110	0.54	0.51	6.13	5.86	02/07/95	Pink	881,903	12.85
FFDF	FFD Financial Corp.	OH	169,529	17,706	17,706	1.02	1.01	9.15	9.08	04/03/96	NASDAQ	1,106,219	17.99
FDEF	First Defiance Financial	OH	1,518,414	164,540	124,002	1.02	1.00	9.74	9.53	10/02/95	NASDAQ	7,227,000	205.10
FFHS	First Franklin Corp.	OH	331,135	25,706	25,706	0.40	0.15	5.14	1.87	01/26/88	NASDAQ	1,680,334	27.85
FNFI	First Niles Financial Inc.	OH	96,033	15,993	15,993	0.59	0.27	3.62	1.65	10/27/98	OTCBB	1,385,000	16.41
FPFC	First Place Financial Corp.	OH	3,095,397	330,147	227,422	0.82	0.87	8.02	8.46	01/04/99	NASDAQ	17,486,139	365.26
HCFL	Home City Financial Corp.	OH	140,240	13,522	13,315	0.38	0.44	4.16	4.86	12/30/96	OTCBB	804,436	12.79
HLFN	Home Loan Financial Corp.	OH	162,982	18,748	18,748	0.63	0.63	5.42	5.42	03/26/98	Pink	1,503,303	22.17
IDVB	Indian Village Bancorp Inc.	OH	103,914	8,204	8,204	-0.20	NA	-2.67	NA	07/02/99	OTCBB	437,432	8.25
OCFL	OC Financial Inc	OH	72,087	6,536	6,536	-1.12	-1.12	-10.82	-10.82	04/01/05	OTCBB	560,198	6.06
OHSF	Ohio Savings Financial Corp.	OH	18,091,851	1,311,958	1,310,875	0.95	0.86	12.70	11.50	NA	Pink	NA	2097.28
PCBI	Peoples Community Bancorp Inc.	OH	1,011,508	87,244	57,866	-0.51	-0.52	-5.94	-6.03	03/30/00	NASDAQ	4,829,699	77.18
PSFC	Peoples-Sidney Financial Corp.	OH	138,728	15,474	15,474	0.79	0.79	6.99	6.99	04/28/97	Pink	1,361,048	17.90
PFOH	Perpetual Federal Savings Bank	OH	357,607	55,794	55,794	0.94	0.94	6.25	6.21	04/19/91	OTCBB	2,469,822	61.75
PVFC	PVF Capital Corp.	OH	907,553	71,323	71,323	0.56	0.56	7.26	7.26	12/30/92	NASDAQ	7,730,040	97.37
UCFC	United Community Finl Corp.	OH	2,713,012	280,795	245,768	0.85	0.85	8.07	8.07	07/09/98	NASDAQ	30,645,604	320.61
WAYN	Wayne Savings Bancshares	OH	405,876	34,576	32,175	0.54	0.54	6.09	6.09	01/09/03	NASDAQ	3,194,109	43.15
OSBK	Osage Bancshares Inc.	OK	126,021	35,158	35,158	0.71	0.71	5.01	5.01	01/18/07	NASDAQ	3,603,590	32.79
ESBF	ESB Financial Corp.	PA	1,905,083	131,112	86,605	0.51	0.49	7.84	7.50	06/13/90	NASDAQ	12,818,324	143.64
ESSA	ESSA Bancorp Inc.	PA	927,869	60,733	60,733	NA	NA	NA	NA	04/04/07	NASDAQ	NA	192.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FSBI	Fidelity Bancorp Inc.	PA	728,184	46,184	43,431	0.56	0.47	9.41	7.83	06/24/88	NASDAQ	2,990,376	53.05
FKFS	First Keystone Financial	PA	521,916	34,723	34,723	0.16	0.07	2.79	1.28	01/26/95	NASDAQ	2,427,988	46.14
FSSB	First Star Bancorp Inc.	PA	560,963	38,174	38,174	0.57	0.47	9.42	7.74	05/15/87	Pink	519,719	18.19
HARL	Harleysville Savings Financial	PA	763,635	49,208	49,208	0.47	0.46	7.49	7.25	08/04/87	NASDAQ	3,869,818	64.31
KNBT	KNBT Bancorp Inc.	PA	2,906,829	361,602	228,681	0.80	0.65	6.68	5.38	11/03/03	NASDAQ	27,630,618	414.61
PVSA	Parkvale Financial Corp.	PA	1,825,311	128,848	97,383	0.71	0.70	10.58	10.37	07/16/87	NASDAQ	5,668,436	167.86
SEFL	SE Financial Corp.	PA	185,557	24,201	24,201	-0.14	-0.18	-1.05	-1.34	05/06/04	OTCBB	2,284,095	27.29
SOV	Sovereign Bancorp Inc.	PA	82,193,565	8,694,886	3,223,175	0.05	0.36	0.53	3.70	08/12/86	NYSE	478,417,800	10716.67
THRD	TF Financial Corp.	PA	661,596	67,468	62,926	0.86	0.86	8.78	8.83	07/13/94	NASDAQ	2,928,128	88.58
WFBC	Willow Financial Bncp Inc.	PA	1,533,182	209,464	99,554	0.65	NA	4.85	NA	04/04/02	NASDAQ	15,625,603	213.56
WVFC	WVS Financial Corp.	PA	389,742	30,739	30,739	0.84	0.84	11.90	11.90	11/29/93	NASDAQ	2,319,215	38.03
NFSB	Newport Bancorp Inc.	RI	303,618	60,339	60,339	-0.49	-0.49	-2.92	-2.92	07/07/06	NASDAQ	4,878,349	66.34
FCPB	First Capital Bancshares Inc.	SC	56,690	5,252	5,252	1.17	1.17	12.42	12.42	10/29/99	Pink	563,378	6.25
FFCH	First Financial Holdings Inc.	SC	2,691,354	189,346	166,523	1.04	1.03	15.05	14.96	11/10/83	NASDAQ	11,949,461	398.67
PEDE	Great Pee Dee Bancorp Inc.	SC	218,994	27,340	26,800	0.77	0.81	6.21	6.52	12/31/97	NASDAQ	1,789,981	28.68
SFDL	Security Federal Corp.	SC	738,100	42,683	40,953	0.60	0.60	10.32	10.32	10/30/87	OTCBB	2,609,000	63.92
HFFC	HF Financial Corp.	SD	996,124	61,763	56,812	0.53	0.35	8.88	5.80	04/08/92	NASDAQ	3,987,796	70.88
JFBI	Jefferson Bancshares Inc.	TN	329,786	73,657	73,657	0.44	0.48	1.94	2.11	07/02/03	NASDAQ	6,454,813	76.67
SCYT	Security Bancorp Inc.	TN	151,536	13,898	13,898	1.16	1.16	12.44	12.44	06/30/97	OTCBB	NA	15.26
SFBK	SFB Bancorp Inc.	TN	59,589	12,536	12,536	1.08	1.08	5.26	5.26	05/30/97	Pink	458,270	11.16
SFKT	State of Franklin Bcshs Inc.	TN	352,944	28,383	28,383	0.69	0.65	8.67	8.18	NA	Pink	NA	25.22
UNTN	United Tennessee Bankshares	TN	125,844	13,813	13,260	0.70	0.68	6.59	6.40	01/05/98	OTCBB	861,542	19.82
BAFI	BancAffiliated Inc.	TX	118,624	9,950	9,932	0.78	0.41	9.33	4.91	06/01/01	Pink	NA	7.34
ETFS	East Texas Financial Services	TX	222,565	21,931	19,743	0.21	0.21	2.24	2.26	01/10/95	OTCBB	1,307,826	21.91
FBTX	Franklin Bank Corp.	TX	4,852,800	440,312	279,825	0.40	0.57	4.26	6.15	12/17/03	NASDAQ	23,614,229	381.84
CFFC	Community Financial Corp.	VA	463,296	38,570	38,570	0.92	0.92	11.06	11.06	03/30/88	NASDAQ	4,295,732	49.14
GAFC	Greater Atlantic Financial	VA	284,003	7,212	6,256	-1.29	-1.29	-38.83	-38.75	06/28/99	Pink	3,024,220	15.12
VSBR	Virginia SB FSB	VA	172,619	13,873	13,873	NA	NA	NA	NA	NA	Pink	1,899,984	30.87
FMSB	First Mutual Bancshares Inc.	WA	1,056,847	72,365	72,365	1.01	0.99	16.36	15.97	12/17/85	NASDAQ	6,687,975	148.20
RPFG	Rainier Pacific Finl Group Inc	WA	906,560	88,793	NA	0.36	0.35	3.70	3.69	10/21/03	NASDAQ	6,569,670	128.37
RVSB	Riverview Bancorp Inc.	WA	820,348	100,209	73,926	1.43	1.42	11.94	11.85	10/01/97	NASDAQ	11,707,980	166.02
TSBK	Timberland Bancorp Inc.	WA	617,801	77,813	70,800	1.41	1.41	10.33	10.33	01/13/98	NASDAQ	7,298,380	131.23

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WFSL	Washington Federal Inc.	WA	9,877,795	1,294,830	1,186,438	1.52	1.52	10.96	10.96	11/17/82	NASDAQ	87,326,643	2126.56
WM	Washington Mutual Inc.	WA	319,985,000	24,578,000	15,018,000	0.97	0.88	13.01	11.80	03/11/83	NYSE	888,110,695	37926.15
ABCW	Anchor BanCorp Wisconsin	WI	4,539,685	336,866	316,910	0.89	0.89	11.75	11.81	07/16/92	NASDAQ	21,669,094	607.94
BKMU	Bank Mutual Corp.	WI	3,643,621	504,698	449,204	0.57	0.57	3.82	3.82	10/30/03	NASDAQ	57,234,980	641.21
CZWI	Citizens Community Bncp	WI	302,097	77,589	70,444	0.09	0.09	0.50	0.50	10/31/06	NASDAQ	7,113,647	65.84
SVBC	Sistersville Bancorp Inc.	WV	52,702	8,201	8,201	0.53	0.53	3.37	3.37	06/26/97	Pink	NA	6.10
CRZY	Crazy Woman Creek Bancorp	WY	124,570	10,563	10,382	0.71	0.67	8.02	7.63	03/29/96	Pink	638,014	12.76

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 11, 2007

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,028,325	370,266	260,240	0.77	0.76	8.68	8.64			24,801,488	535.18
MEDIAN		463,794	46,627	42,376	0.61	0.62	5.73	5.80			3,743,708.50	57.18
HIGH		319,985,000	24,578,000	15,018,000	1.68	1.68	19.82	19.91			888,110,695	37,926.15
LOW		29,946	2,436	2,436	-4.66	-2.94	-59.48	-38.75			1,580	2.49
AVERAGE FOR STATE												
TN		203,940	28,457	28,347	0.70	4.91	4.93	4.91			2,591,542	29.63
AVERAGE BY REGION												
MIDWEST		1,157,841	102,612	94,133	0.69	0.67	7.75	7.62			5,937,077	137.96
NEW ENGLAND		1,702,301	255,630	206,927	0.77	0.77	5.13	5.13			30,500,285	532.24
MID ATLANTIC		5,613,902	621,155	363,515	0.51	0.62	4.71	5.65			53,666,131	857.82
SOUTHEAST		1,452,380	94,741	80,967	-0.05	0.14	-0.74	2.09			11,473,065	98.36
SOUTHWEST		800,906	68,654	53,515	0.47	0.46	5.59	5.45			4,517,051	72.23
WEST		19,900,777	1,737,097	1,256,075	1.00	0.92	13.32	12.30			65,660,821	2,373.58
AVERAGE BY EXCHANGE												
NYSE		39,534,614	3,349,740	2,119,572	0.79	0.79	9.89	9.83			160,540,029	4,810.97
AMEX		721,424	105,625	103,576	0.61	0.65	5.42	5.78			10,723,713	120.31
NASDAQ		1,948,773	211,790	180,560	0.68	0.69	6.08	6.21			20,424,264	326.82
OTC		214,036	18,518	18,379	0.56	0.46	6.73	5.52			1,276,766	23.87
Pink Sheets		766,946	58,181	57,812	0.85	0.75	10.99	9.63			995,420	85.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 06/11/07 ($)	% Change From IPO Price
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	10.80	8.00	10.84	8.40	10.55	5.50	12.22	22.20
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	10.70	7.00	10.55	5.50	10.29	2.90	12.02	20.20
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.13	11.30	11.00	10.00	11.40	14.00	13.35	33.50
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	8.00	0.00	8.00	0.00	6.90	(13.75)	6.55	(18.13)
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	11.00	10.00	11.20	12.00	11.20	12.00	12.46	24.60
NFSB	Newport Bancorp Inc.	RI	07/07/06	10.00	12.80	28.00	12.86	28.60	13.17	31.70	13.60	35.99
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	10.39	3.90	10.70	7.00	11.02	10.20	11.00	10.00
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	10.00	0.00	9.85	(1.50)	9.30	(7.00)	9.25	(7.50)
ROMA	Roma Financial Corp. (MHC)	NJ	07/12/06	10.00	14.10	41.00	14.50	45.00	14.66	46.60	16.35	63.50
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	14.46	44.60	14.47	44.70	14.52	45.20	16.13	61.30
LBCP	Liberty Bancorp Inc.	MO	07/24/06	10.00	10.25	2.50	10.07	0.70	10.09	0.90	10.89	8.94
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	10/02/06	10.00	12.95	29.50	12.79	27.90	13.01	30.10	13.76	37.60
VPFG	ViewPoint Financial Grp (MHC)	TX	10/03/06	10.00	14.99	49.90	15.25	52.50	15.39	53.90	18.31	83.10
BFFI	Ben Franklin Finl Inc. (MHC)	IL	10/19/06	10.00	10.70	7.00	10.65	6.50	10.65	6.50	10.25	2.50
CZWI	Citizens Community Bncp	WI	10/31/06	10.00	10.47	4.67	9.90	(1.00)	9.75	(2.50)	9.25	(7.50)
MSFN	MainStreet Financial Corp(MHC)	MI	12/27/06	10.00	11.00	10.00	11.00	10.00	9.75	(2.50)	10.00	0.00
WFD	Westfield Financial Inc.	MA	01/04/07	10.00	10.70	7.00	10.72	7.20	10.90	9.00	10.11	1.10
MSBF	MSB Financial Corp. (MHC)	NJ	01/05/07	10.00	12.30	23.00	12.15	21.50	11.93	19.30	11.50	15.00
PBCP	Polonia Bancorp (MHC)	PA	01/11/07	10.00	10.32	3.20	10.15	1.50	10.10	1.00	10.01	0.10
HBNK	Hampden Bancorp Inc.	MA	01/17/07	10.00	12.82	28.20	12.45	24.50	12.34	23.40	11.55	15.50
OSBK	Osage Bancshares Inc.	OK	01/18/07	10.00	9.95	(0.50)	10.00	0.00	9.32	(6.80)	9.10	(9.00)
ORIT	Oritani Financial Corp. (MHC)	NJ	01/24/07	10.00	15.97	59.70	15.43	54.30	15.50	55.00	14.87	48.70
DLNO	Delanco Bancorp Inc. (MHC)	NJ	04/02/07	10.00	10.00	0.00	10.00	0.00	9.50	(5.00)	9.00	(10.00)
CMSB	CMS Bancorp Inc.	NY	04/04/07	10.00	10.57	5.70	10.52	5.20	10.32	3.20	11.00	10.00
ESSA	ESSA Bancorp Inc.	PA	04/04/07	10.00	11.78	17.80	12.15	21.50	11.46	14.60	11.36	13.60
SUGR	Sugar Creek Financial (MHC)	IL	04/04/07	10.00	10.00	0.00	10.00	0.00	10.60	6.00	10.70	7.00

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 06/11/07 ($)	% Change From IPO Price
PBCT	People's United Financial Inc.	CT	04/16/07	20.00	20.75	3.75	20.74	3.70	19.98	(0.10)	19.61	(1.95)
TFSL	TFS Financial Corp (MHC)	OH	04/23/07	10.00	11.79	17.90	11.80	18.00	12.34	23.40	12.17	21.70
			AVERAGE			**15.11**		**14.78**		**13.46**		**17.22**
			MEDIAN			**7.50**		**7.80**		**7.75**		**11.80**
			HIGH			**59.70**		**54.30**		**55.00**		**83.10**
			LOW			**(0.50)**		**(1.50)**		**(13.75)**		**(18.13)**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF FIRST FEDERAL SAVINGS BANK

NONE

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	17.430	20.080	13.730	-5.71	-10.15	6.56	57.18	0.39	49.80	265.60	30.48	49.60
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	11.900	12.950	10.050	-0.83	-3.49	6.82	57.25	0.20	66.11	174.57	20.79	66.52
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.880	11.480	10.290	1.68	0.65	7.60	71.02	0.30	45.33	143.16	15.30	44.12
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	15.630	18.199	14.050	4.62	6.84	7.99	63.65	0.16	43.42	195.58	24.56	45.20
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	12.210	13.940	10.950	0.49	-6.22	6.70	61.18	0.16	58.14	182.28	19.96	58.92
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	18.440	20.060	14.900	-3.91	-0.43	6.58	64.82	0.46	54.24	280.24	28.44	54.28
CHFN	Charter Financial Corp. (MHC)	GA	OTCBB	52.900	54.000	34.790	4.13	11.72	12.15	55.55	3.65	19.52	435.39	95.22	128.02
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	15.600	17.000	13.030	-7.03	-2.62	5.86	40.53	0.22	62.40	266.35	38.49	61.03
WCFB	Webster City Fed Bncp (MHC)	IA	Pink	9.500	12.250	8.300	1.06	4.97	5.77	26.16	0.64	52.78	164.57	36.31	52.78
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	16.570	17.990	13.500	-6.91	11.43	7.31	49.11	0.22	42.49	226.68	33.74	42.49
AJSB	AJS Bancorp Inc. (MHC)	IL	OTCBB	25.100	27.950	23.450	0.60	-0.59	13.79	125.94	0.43	58.37	182.02	19.82	58.37
BFFI	Ben Franklin Finl Inc. (MHC)	IL	OTCBB	10.250	11.050	10.000	-1.44	-6.39	7.92	57.48	0.00	NA	129.38	17.83	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	12.500	13.800	12.000	-3.70	-7.41	10.80	138.63	0.30	36.76	115.74	9.02	36.04
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTCBB	13.350	14.500	10.050	0.38	-7.36	7.80	20.67	0.00	NM	171.06	64.60	98.89
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTCBB	12.500	13.750	11.450	0.00	-7.41	9.21	93.55	0.20	28.41	135.65	13.36	NA
SUGR	Sugar Creek Financial (MHC)	IL	OTCBB	10.700	10.750	10.250	1.90	NA	NA	NA	0.00	NA	NA	NA	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTCBB	19.480	21.000	19.380	-0.15	-4.98	11.69	112.21	0.53	33.59	166.62	17.36	33.59
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	12.220	13.700	10.350	-2.24	3.56	7.49	46.55	0.29	37.03	163.11	26.25	53.07
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	38.470	40.420	32.680	-1.49	3.16	11.94	109.02	2.09	69.95	322.19	34.64	69.35
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.060	10.930	9.600	-0.40	0.60	7.85	31.88	0.40	NM	128.15	29.89	84.53
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTCBB	10.510	10.600	10.000	2.04	1.55	8.77	35.18	0.24	55.32	119.90	29.88	66.07
MDNB	Minden Bancorp Inc (MHC)	LA	OTCBB	25.000	25.500	21.000	0.00	13.64	14.79	87.56	0.37	28.09	169.03	28.56	28.09
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTCBB	8.500	9.880	7.500	8.97	-3.74	6.63	61.07	0.00	NM	128.30	13.92	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTCBB	32.750	33.500	28.350	-2.24	7.20	17.92	248.48	0.00	38.08	182.76	13.13	44.98
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	15.260	16.000	11.670	3.74	8.61	8.10	60.46	0.22	58.69	188.40	25.24	56.93
WFSM	Westborough Finl Services(MHC)	MA	OTCBB	35.000	38.000	26.000	0.03	-6.04	17.23	184.15	0.24	NM	203.09	19.01	NM
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	11.750	17.300	10.550	-18.12	-22.19	5.82	122.81	0.13	NM	201.84	9.57	NM
BVFL	BV Financial Inc. (MHC)	MD	OTCBB	8.550	9.470	8.410	0.59	-5.00	7.16	52.24	0.15	NM	119.41	16.37	NM
SFBI	SFSB Inc. (MHC)	MD	OTCBB	9.240	9.950	8.750	-2.74	-1.70	7.70	59.76	0.00	NM	119.93	15.46	NM
MSFN	MainStreet Financial Corp(MHC)	MI	OTCBB	10.000	11.000	9.300	4.17	3.63	11.09	160.60	0.00	NA	90.18	6.23	NA
EBMT	Eagle Bancorp (MHC)	MT	OTCBB	32.500	34.500	30.800	-0.61	-1.52	22.46	222.64	0.88	22.26	144.69	14.60	22.31
ASFE	AF Financial Group (MHC)	NC	OTCBB	17.500	23.000	17.050	-0.28	-3.05	14.04	236.40	0.20	14.83	124.61	7.40	14.79
WAKE	Wake Forest Bancshares (MHC)	NC	OTCBB	21.250	27.000	21.000	-3.41	-10.53	16.80	92.91	0.72	14.26	126.48	22.87	14.26
EQFC	Equitable Financial Corp (MHC)	NE	OTCBB	10.350	11.950	9.200	-3.72	-1.43	7.30	55.69	0.00	NM	141.70	18.59	NM

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	11.540	12.350	10.410	-3.99	2.94	NA	NA	0.20	NM	NA	NA	128.22
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	15.000	16.050	12.090	5.56	7.14	8.23	93.02	0.00	39.47	182.26	16.46	39.55
DLNO	Delanco Bancorp Inc. (MHC)	NJ	OTCBB	9.000	10.250	8.500	2.86	NA	NA	NA	0.00	NA	NA	NA	NA
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	13.850	16.000	13.020	-2.05	-6.67	7.92	48.50	0.00	57.71	174.87	27.56	52.91
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	13.780	17.070	12.920	2.99	-6.51	6.61	28.04	0.20	NM	208.47	49.17	NM
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTCBB	8.500	10.000	8.350	-2.86	-1.73	7.19	52.18	0.00	60.71	118.19	16.29	61.45
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	14.980	15.200	11.000	1.22	5.49	8.26	79.03	0.00	NM	181.36	18.94	82.16
MSBF	MSB Financial Corp. (MHC)	NJ	NASDAQ	11.500	12.500	11.010	-0.17	0.00	7.68	50.30	0.00	NA	149.65	22.86	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	12.900	13.830	12.050	-3.87	-3.73	7.34	67.19	0.00	36.86	175.80	19.20	36.86
ORIT	Oritani Financial Corp. (MHC)	NJ	NASDAQ	14.870	16.000	14.750	-2.56	-3.38	6.55	30.10	0.00	NA	227.07	49.39	NA
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	16.350	17.370	12.920	0.49	9.22	7.25	27.13	0.06	NA	225.66	60.27	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTCBB	11.500	15.000	10.500	-3.36	-3.77	7.36	43.42	0.18	23.47	156.25	26.50	23.47
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTCBB	30.500	34.300	27.000	-11.08	0.83	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	15.250	15.500	11.800	1.67	7.93	6.27	29.72	0.06	50.83	243.04	51.32	50.83
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTCBB	7.500	8.200	6.500	7.14	2.04	5.70	56.93	0.00	37.50	131.63	13.17	29.69
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	10.750	14.350	10.600	-2.27	-8.04	8.78	57.63	0.31	24.43	122.44	18.67	28.33
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	13.600	17.000	13.300	-4.56	-9.33	8.57	77.45	0.48	23.86	158.69	17.46	25.65
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	12.020	14.500	9.920	-3.06	-4.60	8.19	53.23	0.09	41.45	146.82	22.58	41.45
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	12.460	12.600	10.750	3.66	3.83	7.35	21.92	0.00	NA	169.51	56.85	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.720	12.860	9.750	-2.33	-2.33	7.60	58.43	0.47	22.54	154.21	19.80	25.66
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	12.300	16.000	11.700	2.24	-4.58	8.43	127.73	0.41	31.54	145.91	9.63	39.64
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTCBB	9.250	10.000	8.770	-3.65	-2.12	7.77	62.82	0.00	NA	119.06	14.72	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.540	13.750	11.510	-0.66	3.75	7.70	33.81	0.30	NM	175.95	40.05	90.34
GVFF	Greenville Federal Finl (MHC)	OH	OTCBB	9.750	10.650	9.250	-2.50	-5.34	9.89	56.13	0.28	NA	98.54	17.37	NA
TFSL	TFS Financial Corp (MHC)	OH	NASDAQ	12.170	12.600	11.570	-1.30	NA	NA	NA	0.00	NA	NA	NA	NA
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	17.800	20.390	14.100	-4.42	-7.58	7.56	62.22	0.25	39.56	235.40	28.61	39.56
ALLB	Alliance Bancorp Inc of Penn	PA	NASDAQ	9.660	12.822	9.150	1.58	4.43	6.86	58.01	0.18	53.67	140.76	16.65	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTCBB	27.500	32.000	25.750	1.85	3.77	16.70	77.48	1.40	37.16	164.67	35.49	37.16
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	9.200	10.850	8.640	2.79	0.00	6.90	42.51	0.00	NM	133.37	21.64	NM
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	NASDAQ	13.760	14.319	12.250	-0.94	1.16	8.62	50.56	0.00	NA	159.63	27.22	NA
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTCBB	13.950	15.500	10.900	-5.42	26.24	9.10	83.98	0.12	69.75	153.27	16.61	74.59
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	28.100	29.730	23.250	0.14	5.28	12.22	135.14	0.78	29.58	229.95	20.78	29.73
PBCP	Polonia Bancorp (MHC)	PA	OTCBB	10.010	10.250	9.750	1.11	-0.40	7.42	59.16	0.00	NA	134.92	16.92	NA
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.630	13.890	13.026	-0.87	0.22	7.20	39.59	0.17	43.97	189.28	34.43	44.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSGB	First Federal of SC FSB (MHC)	SC	Pink	35.000	NA	NA	0.00	0.00	10.17	122.25	0.00	NM	344.27	28.63	94.08
VPFG	ViewPoint Financial Grp (MHC)	TX	NASDAQ	18.310	19.000	14.250	0.60	12.12	8.40	62.27	0.10	NA	218.06	29.41	NA
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink	135.000	141.900	125.000	-2.17	-1.10	102.53	1,030.16	2.00	NM	131.67	13.10	NA
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	16.520	19.000	15.191	-5.28	-4.78	6.94	49.70	0.00	NM	237.93	33.24	66.72
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			17.595	19.113	15.262	-0.89	-0.21	10.43	89.40	0.31	41.80	176.82	25.79	52.75
	MEDIAN			13.445	14.500	11.570	-0.51	-0.59	7.80	59.16	0.18	39.56	164.67	20.79	47.40
	HIGH			135.000	141.900	125.000	8.97	26.24	102.53	1,030.16	3.65	69.95	435.39	95.22	128.22
	LOW			7.500	8.200	6.500	-18.12	-22.19	5.70	20.67	0.00	14.26	90.18	6.23	14.26

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	798,844	91,676	87,376	0.63	0.63	5.14	5.16	03/31/04	NASDAQ	13,969,661	243.49
NVSL	Naugatuck Valley Finl (MHC)	CT	424,105	50,499	50,319	0.32	0.32	2.42	2.41	10/01/04	NASDAQ	7,408,111	88.13
PSBH	PSB Holdings Inc. (MHC)	CT	482,986	51,634	43,566	0.36	0.37	3.35	3.43	10/05/04	NASDAQ	6,800,396	73.97
RCKB	Rockville Financial Inc. (MHC)	CT	1,239,974	155,686	154,616	0.57	0.55	4.38	4.20	05/23/05	NASDAQ	19,481,484	305.95
SIFI	SI Financial Group Inc. (MHC)	CT	759,934	83,208	82,492	0.33	0.32	2.99	2.96	10/01/04	NASDAQ	12,421,920	151.67
ACFC	Atlantic Coast Fed Corp (MHC)	GA	886,216	89,951	87,077	0.57	0.57	4.99	4.99	10/05/04	NASDAQ	13,672,724	252.19
CHFN	Charter Financial Corp. (MHC)	GA	1,064,835	232,887	227,366	4.86	0.74	20.45	3.11	10/17/01	OTCBB	19,167,765	1,013.97
HBOS	Heritage Financial Group (MHC)	GA	441,347	63,777	62,777	0.67	0.68	3.85	3.93	06/30/05	NASDAQ	10,889,017	169.87
WCFB	Webster City Fed Bncp (MHC)	IA	96,768	21,350	21,262	0.66	0.66	3.00	3.00	08/15/94	Pink	3,698,572	35.14
HOME	Home Federal Bancorp (MHC)	ID	745,954	111,023	111,023	0.76	0.76	5.29	5.29	12/07/04	NASDAQ	15,189,019	251.68
AJSB	AJS Bancorp Inc. (MHC)	IL	268,473	29,232	29,232	0.35	0.35	3.19	3.19	12/27/01	OTCBB	2,131,704	53.49
BFFI	Ben Franklin Finl Inc. (MHC)	IL	114,021	15,716	15,716	0.08	0.08	0.82	0.82	10/19/06	OTCBB	1,983,750	20.33
JXSB	Jacksonville Bancorp (MHC)	IL	275,439	21,457	18,631	0.26	0.27	3.31	3.38	04/21/95	NASDAQ	1,986,804	24.84
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	75,161	28,384	28,384	0.69	0.67	1.82	1.76	04/06/06	OTCBB	3,636,875	48.55
OTTW	Ottawa Savings Bancorp (MHC)	IL	208,144	20,502	20,502	0.48	NA	4.67	NA	07/15/05	OTCBB	2,224,911	27.81
SUGR	Sugar Creek Financial (MHC)	IL	83,065	6,050	6,050	NA	NA	NA	NA	04/04/07	OTCBB	NA	9.70
MSVB	Mid-Southern Savings Bank(MHC)	IN	164,817	17,172	17,172	0.53	0.53	5.06	5.06	04/09/98	OTCBB	1,468,815	28.61
UCBA	United Community Bancorp (MHC)	IN	386,240	62,169	62,169	0.72	0.51	4.19	2.93	03/31/06	NASDAQ	8,298,106	101.40
CFFN	Capitol Federal Finl (MHC)	KS	8,097,293	870,624	870,624	0.49	0.49	4.62	4.66	04/01/99	NASDAQ	74,270,094	2,857.23
KFFB	Kentucky First Federal (MHC)	KY	267,196	62,327	47,176	0.37	0.36	1.57	1.56	03/03/05	NASDAQ	8,380,634	83.97
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	122,733	30,584	30,584	0.55	0.46	2.18	1.81	01/21/05	OTCBB	3,489,002	36.25
MDNB	Minden Bancorp Inc (MHC)	LA	120,448	20,351	20,351	1.07	1.07	6.31	6.31	07/02/02	OTCBB	1,375,666	34.39
GTWN	Georgetown Bancorp Inc. (MHC)	MA	164,851	17,883	17,883	-0.36	-0.34	-3.28	-3.09	01/06/05	OTCBB	2,699,250	22.94
SERC	Service Bancorp Inc. (MHC)	MA	409,691	29,431	29,431	0.36	0.30	5.03	4.25	10/08/98	OTCBB	1,648,793	54.00
UBNK	United Financial Bancorp (MHC)	MA	1,033,698	138,485	138,217	0.45	0.46	3.21	3.30	07/13/05	NASDAQ	17,096,134	260.52
WFSM	Westborough Finl Services(MHC)	MA	296,291	27,728	27,728	-0.31	-0.31	-3.22	-3.24	02/16/00	OTCBB	1,608,974	56.31
BCSB	BCSB Bankcorp Inc. (MHC)	MD	726,426	34,435	31,929	-1.35	-0.87	-31.34	-20.03	07/08/98	NASDAQ	5,915,243	69.50
BVFL	BV Financial Inc. (MHC)	MD	133,932	18,358	NA	0.04	0.04	0.31	0.31	01/13/05	OTCBB	2,563,959	21.92
SFBI	SFSB Inc. (MHC)	MD	173,781	22,403	22,403	-0.02	-0.02	-0.12	-0.12	12/31/04	OTCBB	2,907,759	26.87
MSFN	MainStreet Financial Corp(MHC)	MI	121,427	8,384	7,406	NA	NA	NA	NA	12/27/06	OTCBB	756,068	7.56
EBMT	Eagle Bancorp (MHC)	MT	241,646	24,379	24,379	0.77	0.76	7.57	7.55	04/05/00	OTCBB	1,085,357	35.27
ASFE	AF Financial Group (MHC)	NC	248,411	14,757	13,148	0.52	0.52	8.74	8.76	10/07/96	OTCBB	1,050,804	18.39
WAKE	Wake Forest Bancshares (MHC)	NC	107,891	19,509	19,509	1.65	1.65	9.24	9.24	04/03/96	OTCBB	1,161,193	24.68

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
EQFC	Equitable Financial Corp (MHC)	NE	183,626	24,086	24,086	-0.83	-0.83	-6.05	-6.05	11/08/05	OTCBB	3,297,509	33.46
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	805,042	184,598	184,598	0.30	0.30	1.29	1.29	03/04/04	NASDAQ	NA	336.73
COBK	Colonial Bkshrs Inc. (MHC)	NJ	412,364	37,233	37,233	0.44	0.44	4.58	4.57	06/30/05	NASDAQ	4,433,071	66.50
DLNO	Delanco Bancorp Inc. (MHC)	NJ	97,604	8,052	NA	NA	NA	NA	NA	04/02/07	OTCBB	NA	14.71
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,484,316	864,234	864,234	0.47	0.51	2.87	3.13	10/12/05	NASDAQ	113,086,352	1,560.84
KRNY	Kearny Financial Corp. (MHC)	NJ	2,007,739	473,587	390,873	0.18	0.18	0.74	0.73	02/24/05	NASDAQ	71,602,437	986.68
LPBC	Lincoln Park Bancorp (MHC)	NJ	96,604	13,316	13,316	0.28	0.27	1.98	1.96	12/20/04	OTCBB	1,851,500	15.74
MGYR	Magyar Bancorp Inc. (MHC)	NJ	468,139	48,902	48,902	0.22	0.24	1.96	2.10	01/24/06	NASDAQ	5,923,742	88.74
MSBF	MSB Financial Corp. (MHC)	NJ	282,694	43,193	43,193	NA	NA	NA	NA	01/05/07	NASDAQ	5,620,625	64.64
OSHC	Ocean Shore Holding Co. (MHC)	NJ	574,481	62,735	62,735	0.53	0.53	4.73	4.73	12/22/04	NASDAQ	8,549,662	110.29
ORIT	Oritani Financial Corp. (MHC)	NJ	1,220,818	265,563	265,563	NA	NA	NA	NA	01/24/07	NASDAQ	40,552,162	603.01
ROMA	Roma Financial Corp. (MHC)	NJ	887,906	237,153	236,581	0.64	0.64	2.86	2.86	07/12/06	NASDAQ	32,731,875	535.17
WAWL	Wawel Savings Bank (MHC)	NJ	93,113	15,790	15,790	1.08	1.08	6.59	6.59	04/01/04	OTCBB	2,144,701	24.66
ALMG	Alamogordo Finl Corp. (MHC)	NM	147,276	28,180	28,180	0.44	0.59	2.44	3.25	05/16/00	OTCBB	NA	39.95
BFSB	Brooklyn Federal Bancorp (MHC)	NY	398,816	84,207	84,207	0.97	0.97	4.71	4.71	04/06/05	NASDAQ	13,420,000	204.27
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	157,180	15,732	15,732	0.34	0.43	3.39	4.30	10/21/03	OTCBB	2,761,067	20.69
GOV	Gouverneur Bancorp (MHC)	NY	132,468	20,196	20,196	0.79	0.68	5.13	4.43	03/23/99	AMEX	2,298,559	24.73
GCBC	Greene County Bncp Inc. (MHC)	NY	321,405	35,372	35,372	0.77	0.71	6.90	6.41	12/30/98	NASDAQ	4,150,066	56.45
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	351,959	54,136	54,136	0.52	0.52	3.52	3.52	04/04/06	NASDAQ	6,612,500	79.48
NECB	Northeast Community Bncp (MHC)	NY	289,843	97,210	97,210	0.56	0.56	1.92	1.92	07/06/06	NASDAQ	13,225,000	164.78
ONFC	Oneida Financial Corp. (MHC)	NY	455,024	58,422	38,508	0.92	0.80	7.18	6.24	12/30/98	NASDAQ	7,786,931	90.04
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	317,219	20,932	16,967	0.32	0.25	4.52	3.60	11/16/95	NASDAQ	2,483,532	30.55
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	149,553	18,495	18,089	0.16	0.16	1.47	1.47	07/11/06	OTCBB	2,380,500	22.02
CHEV	Cheviot Financial (MHC)	OH	314,708	71,629	71,629	0.47	0.47	1.98	1.99	01/06/04	NASDAQ	9,308,178	125.51
GVFF	Greenville Federal Finl (MHC)	OH	129,011	22,741	22,741	0.43	0.42	2.48	2.42	01/05/06	OTCBB	2,298,411	22.32
TFSL	TFS Financial Corp (MHC)	OH	9,850,164	1,040,968	1,031,236	NA	NA	NA	NA	04/23/07	NASDAQ	NA	4044.32
ABBC	Abington Community Bncp (MHC)	PA	951,160	115,602	115,602	0.72	0.72	5.73	5.73	12/17/04	NASDAQ	15,288,154	272.13
ALLB	Alliance Bancorp Inc of Penn	PA	419,159	49,585	49,585	0.35	NA	3.78	NA	03/03/95	NASDAQ	7,225,184	69.79
EKFC	Eureka Financial Corp (MHC)	PA	95,681	20,620	20,620	0.98	0.98	4.65	4.65	01/07/99	OTCBB	1,234,843	33.96
FFCO	FedFirst Financial Corp. (MHC)	PA	285,141	46,269	45,189	-0.31	-0.31	-1.88	-1.88	04/07/05	NASDAQ	6,707,500	61.24
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	742,265	126,574	126,574	0.49	0.49	3.87	3.87	10/02/06	NASDAQ	14,679,750	201.99
NPEN	North Penn Bancorp Inc. (MHC)	PA	121,226	13,139	13,139	0.22	0.21	2.04	1.90	06/02/05	OTCBB	1,443,555	20.14
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,732,139	608,479	444,031	0.72	0.71	7.79	7.75	11/07/94	NASDAQ	49,815,041	1388.74
PBCP	Polonia Bancorp (MHC)	PA	195,587	24,529	24,529	0.00	0.00	0.06	0.06	01/11/07	OTCBB	3,306,250	33.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBIP	Prudential Bncp Inc. PA (MHC)	PA	467,706	85,072	85,072	0.78	0.78	4.24	4.20	03/30/05	NASDAQ	11,813,950	160.32
FSGB	First Federal of SC FSB (MHC)	SC	123,810	10,296	NA	0.35	0.33	4.06	3.77	11/14/94	Pink	1,012,755	35.45
VPFG	ViewPoint Financial Grp (MHC)	TX	1,605,802	216,541	216,541	0.29	0.29	2.59	2.59	10/03/06	NASDAQ	25,788,750	472.19
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,911,394	190,233	NA	-0.53	NA	-6.11	NA	06/21/93	Pink	1,855,431	250.48
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,647,537	230,153	230,153	0.46	0.49	3.13	3.36	10/05/05	NASDAQ	33,148,449	529.65
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		857,079	112,163	110,571	0.54	0.47	4.02	3.51			11,944,426	269.53
	MEDIAN		315,964	40,213	40,851	0.47	0.49	3.33	3.30			5,620,625.00	65.57
	HIGH		9,850,164	1,040,968	1,031,236	4.86	1.65	20.45	9.24			113,086,352	4,044.32
	LOW		75,161	6,050	6,050	-1.35	-0.87	-31.34	-20.03			756,068	7.56

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**220,177**	**37.42**	**10.71**	**24.85**	**46.10**	**56.81**	**1.82**	**14.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 80.00	40.00 - 85.00	< 30.00	7.00 - 25.00
IFSB	Independence Federal Svgs Bank	DC	06/06/85	158,736	22.57	10.46	37.57	64.78	75.24	5.92	7.50
GSLA	GS Financial Corp.	LA	04/01/97	168,615	25.25	12.39	26.35	57.82	70.20	9.30	16.14
FFDF	FFD Financial Corp.	OH	04/03/96	169,529	9.41	0.23	37.02	88.62	88.84	9.86	10.44
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	218,994	4.45	5.80	35.04	85.42	91.22	17.02	12.48
PFED	Park Bancorp Inc.	IL	08/12/96	220,813	15.61	9.09	39.42	67.21	76.30	20.52	14.31
BRBI	Blue River Bancshares Inc.	IN	06/23/98	231,105	NA	NA	NA	83.14	NA	11.92	7.79
CFBK	Central Federal Corp.	OH	12/30/98	240,732	6.35	8.92	22.95	79.54	88.46	18.00	11.99
FBSI	First Bancshares Inc.	MO	12/22/93	241,589	22.80	6.00	33.63	63.91	69.91	10.82	11.03
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	271,868	16.45	1.85	45.20	75.40	77.25	22.41	12.83
NEBS	New England Bancshares	CT	12/29/05	284,158	NA	4.49	42.65	69.84	74.33	15.05	20.15
FBTC	First BancTrust Corp.	IL	04/19/01	299,175	12.44	14.95	22.47	65.01	79.97	15.61	8.87
ROME	Rome Bancorp Inc.	NY	03/30/05	302,945	4.66	0.14	49.61	88.05	88.20	7.70	25.13
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	329,786	11.41	0.00	24.28	78.18	78.18	11.01	22.33
FFHS	First Franklin Corp.	OH	01/26/88	331,135	10.88	1.62	62.27	83.35	84.97	21.17	7.76
RIVR	River Valley Bancorp	IN	12/20/96	338,841	22.62	0.02	30.87	71.82	71.84	27.81	7.18
LSBI	LSB Financial Corp.	IN	02/03/95	361,621	6.00	1.64	43.58	86.39	88.03	19.39	9.74
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	364,042	18.42	10.11	29.79	63.46	73.57	20.60	9.35
ESBK	Elmira Savings Bank	NY	03/01/85	376,123	23.16	11.11	30.12	62.23	73.34	15.03	6.59
WVFC	WVS Financial Corp.	PA	11/29/93	389,742	47.61	35.57	7.25	15.54	51.11	50.82	7.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**220,177**	**37.42**	**10.71**	**24.85**	**46.10**	**56.81**	**1.82**	**14.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 80.00	40.00 - 85.00	< 30.00	7.00 - 25.00
FCFL	First Community Bank Corp.	FL	05/16/03	401,794	7.39	0.54	33.80	88.06	88.61	6.17	8.62
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,876	20.21	15.71	35.57	59.14	74.86	8.50	8.52
WSB	Washington Savings Bank FSB	MD	08/03/88	430,037	NA	12.01	22.74	48.51	60.52	16.98	14.68
ASBI	Ameriana Bancorp	IN	03/02/87	436,995	21.84	8.51	28.58	60.18	68.70	17.54	7.41
FCAP	First Capital Inc.	IN	01/04/99	450,515	17.92	4.38	45.98	73.12	77.50	16.15	9.86
CFFC	Community Financial Corp.	VA	03/30/88	463,296	NA	0.00	30.84	86.18	86.18	19.59	8.33
PFDC	Peoples Bancorp	IN	07/07/87	492,569	NA	NA	NA	73.32	NA	11.57	12.58
MFBC	MFB Corp.	IN	03/25/94	501,568	10.30	6.20	44.53	76.18	82.37	20.43	8.15
FFFD	North Central Bancshares Inc.	IA	03/21/96	510,807	5.72	0.56	51.67	88.65	89.22	19.95	8.20
FKFS	First Keystone Financial	PA	01/26/95	521,916	14.33	20.22	39.21	59.76	79.98	22.20	6.65
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	554,303	9.58	8.91	54.23	76.37	85.28	7.69	19.64
LSBX	LSB Corp.	MA	05/02/86	559,697	13.68	30.27	16.12	54.20	84.47	33.81	10.58
CEBK	Central Bancorp Inc.	MA	10/24/86	566,140	NA	6.35	33.25	80.66	87.02	24.21	6.66
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	639,891	5.94	22.15	44.26	70.14	92.28	15.00	9.17
FFSX	First Federal Bankshares Inc.	IA	04/14/99	647,706	21.23	4.90	23.37	65.97	70.88	10.37	10.82
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	654,590	10.49	7.79	51.12	75.53	83.32	19.84	7.19
THRD	TF Financial Corp.	PA	07/13/94	661,596	7.57	12.40	50.80	75.14	87.54	15.34	10.20
HIFS	Hingham Instit. for Savings	MA	12/20/88	699,414	16.42	1.72	41.88	78.81	80.53	32.12	7.51
FDT	Federal Trust Corp.	FL	12/12/97	707,299	6.79	4.09	50.81	83.96	88.05	24.17	7.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**220,177**	**37.42**	**10.71**	**24.85**	**46.10**	**56.81**	**1.82**	**14.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 80.00	40.00 - 85.00	< 30.00	7.00 - 25.00
TSH	Teche Holding Company	LA	04/19/95	720,121	7.54	10.69	46.75	75.71	86.40	10.39	9.08
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	728,184	21.18	13.30	41.82	62.45	75.75	34.49	6.34
CASH	Meta Financial Group Inc.	IA	09/20/93	729,426	21.41	21.04	9.65	51.39	72.43	13.87	6.13
CNY	Carver Bancorp Inc.	NY	10/25/94	735,565	6.10	5.82	16.96	82.08	87.91	8.25	7.02
CSBC	Citizens South Banking Corp.	NC	10/01/02	737,639	12.01	8.23	20.75	69.56	77.79	10.24	11.61
HARL	Harleysville Savings Financial	PA	08/04/87	763,635	16.32	27.57	49.26	52.35	79.93	35.90	6.44
HFBC	HopFed Bancorp Inc.	KY	02/09/98	770,320	21.44	6.52	29.33	65.61	72.13	16.60	6.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**220,177**	**(0.04)**	**(0.27)**	**3.31**	**4.42**	**1.18**	**2.07**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 0.70	< 10.00	2.35 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
IFSB	Independence Federal Svgs Bank	DC	06/06/85	158,736	-2.32	-29.17	3.32	6.40	1.03	0.69	0.00	0.32
GSLA	GS Financial Corp.	LA	04/01/97	168,615	1.16	7.51	3.55	2.96	0.04	0.11	0.00	2.21
FFDF	FFD Financial Corp.	OH	04/03/96	169,529	1.01	9.08	4.13	2.63	0.38	0.30	0.00	0.51
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	218,994	0.81	6.52	3.23	2.24	0.46	0.31	0.01	0.91
PFED	Park Bancorp Inc.	IL	08/12/96	220,813	-0.05	-0.36	2.71	2.76	0.25	1.93	0.98	0.28
BRBI	Blue River Bancshares Inc.	IN	06/23/98	231,105	0.25	3.10	4.10	3.41	0.39	2.04	NA	0.83
CFBK	Central Federal Corp.	OH	12/30/98	240,732	0.12	0.94	3.33	3.06	0.35	0.13	0.00	0.89
FBSI	First Bancshares Inc.	MO	12/22/93	241,589	NA	NA	3.13	3.29	NA	0.59	0.10	1.08
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	271,868	0.11	0.86	3.17	4.05	1.56	1.59	0.16	0.77
NEBS	New England Bancshares	CT	12/29/05	284,158	NA	NA	3.79	3.20	NA	0.29	0.00	0.66
FBTC	First BancTrust Corp.	IL	04/19/01	299,175	0.37	4.21	2.84	3.27	1.18	0.71	0.10	0.74
ROME	Rome Bancorp Inc.	NY	03/30/05	302,945	0.84	3.08	4.97	3.94	0.66	0.38	0.02	0.65
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	329,786	0.48	2.11	3.70	3.08	0.36	0.13	0.01	0.62
FFHS	First Franklin Corp.	OH	01/26/88	331,135	0.15	1.87	2.11	2.09	0.41	1.35	0.12	0.46
RIVR	River Valley Bancorp	IN	12/20/96	338,841	0.63	8.93	2.48	2.29	0.75	0.94	0.00	0.61
LSBI	LSB Financial Corp.	IN	02/03/95	361,621	0.88	9.39	3.47	2.34	0.80	3.17	1.13	0.80
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	364,042	0.24	2.48	2.37	2.31	0.53	0.49	0.01	0.32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**220,177**	**(0.04)**	**(0.27)**	**3.31**	**4.42**	**1.18**	**2.07**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 0.70	< 10.00	2.35 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
ESBK	Elmira Savings Bank	NY	03/01/85	376,123	0.64	9.54	2.93	2.51	0.28	0.11	0.05	0.44
WVFC	WVS Financial Corp.	PA	11/29/93	389,742	0.84	11.90	1.95	0.84	0.16	0.08	0.00	0.26
FCFL	First Community Bank Corp.	FL	05/16/03	401,794	0.92	10.42	4.21	2.92	0.35	0.13	0.00	0.91
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,876	0.54	6.09	2.96	2.43	0.41	0.23	0.00	0.36
WSB	Washington Savings Bank FSB	MD	08/03/88	430,037	0.78	5.62	NA	2.86	0.71	NA	0.45	NA
ASBI	Ameriana Bancorp	IN	03/02/87	436,995	-0.08	-0.98	2.37	3.14	0.58	0.92	0.14	0.62
FCAP	First Capital Inc.	IN	01/04/99	450,515	0.79	8.12	3.20	2.40	0.78	1.16	0.21	0.55
CFFC	Community Financial Corp.	VA	03/30/88	463,296	0.92	11.06	3.46	2.56	0.69	0.32	0.00	0.66
PFDC	Peoples Bancorp	IN	07/07/87	492,569	0.57	4.50	3.04	2.56	0.46	0.50	NA	0.38
MFBC	MFB Corp.	IN	03/25/94	501,568	0.68	8.72	2.75	3.27	1.22	1.66	0.02	1.07
FFFD	North Central Bancshares Inc.	IA	03/21/96	510,807	0.91	10.87	2.75	2.61	1.34	0.20	0.09	0.69
FKFS	First Keystone Financial	PA	01/26/95	521,916	0.07	1.28	2.25	2.46	0.55	0.52	0.47	0.68
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	554,303	0.25	1.05	2.61	2.27	0.23	0.41	0.00	0.43
LSBX	LSB Corp.	MA	05/02/86	559,697	NA	NA	2.75	2.25	NA	0.19	0.00	0.78
CEBK	Central Bancorp Inc.	MA	10/24/86	566,140	0.12	1.62	2.68	2.69	0.35	0.06	0.00	0.69
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	639,891	0.89	9.55	3.31	2.18	0.45	0.36	0.00	0.44
FFSX	First Federal Bankshares Inc.	IA	04/14/99	647,706	0.44	3.77	2.97	2.96	1.00	1.43	0.04	0.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 3/31/06
Asset size: <=800,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**220,177**	**(0.04)**	**(0.27)**	**3.31**	**4.42**	**1.18**	**2.07**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 0.70	< 10.00	2.35 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	654,590	0.69	9.66	2.89	2.51	0.94	0.11	0.00	0.61
THRD	TF Financial Corp.	PA	07/13/94	661,596	0.86	8.83	3.55	2.64	0.55	0.32	0.00	0.43
HIFS	Hingham Instit. for Savings	MA	12/20/88	699,414	0.64	8.35	2.38	1.54	0.24	0.02	0.00	0.53
FDT	Federal Trust Corp.	FL	12/12/97	707,299	0.32	4.47	2.17	1.76	0.29	1.66	0.01	0.74
TSH	Teche Holding Company	LA	04/19/95	720,121	1.03	11.34	3.57	3.69	1.93	0.73	0.16	0.68
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	728,184	0.47	7.83	2.10	1.68	0.51	0.43	0.01	0.39
CASH	Meta Financial Group Inc.	IA	09/20/93	729,426	-0.10	-1.64	3.03	4.32	2.06	0.56	0.00	0.72
CNY	Carver Bancorp Inc.	NY	10/25/94	735,565	0.54	7.71	3.44	3.17	0.40	0.61	0.00	0.74
CSBC	Citizens South Banking Corp.	NC	10/01/02	737,639	0.78	6.67	3.26	2.38	0.85	0.42	0.02	0.82
HARL	Harleysville Savings Financial	PA	08/04/87	763,635	0.46	7.25	1.66	1.19	0.21	0.00	0.00	0.25
HFBC	HopFed Bancorp Inc.	KY	02/09/98	770,320	0.53	7.59	2.75	2.46	0.84	0.16	0.04	0.59

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**220,177**	**37.42**	**10.71**	**24.85**	**46.10**	**56.81**	**1.82**	**14.96**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 80.00	40.00 - 85.00	< 30.00	7.00 - 25.00
PFED	Park Bancorp Inc.	IL	08/12/96	220,813	15.61	9.09	39.42	67.21	76.30	20.52	14.31
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	271,868	16.45	1.85	45.20	75.40	77.25	22.41	12.83
FBTC	First BancTrust Corp.	IL	04/19/01	299,175	12.44	14.95	22.47	65.01	79.97	15.61	8.87
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	329,786	11.41	0.00	24.28	78.18	78.18	11.01	22.33
RIVR	River Valley Bancorp	IN	12/20/96	338,841	22.62	0.02	30.87	71.82	71.84	27.81	7.18
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	364,042	18.42	10.11	29.79	63.46	73.57	20.60	9.35
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,876	20.21	15.71	35.57	59.14	74.86	8.50	8.52
ASBI	Ameriana Bancorp	IN	03/02/87	436,995	21.84	8.51	28.58	60.18	68.70	17.54	7.41
MFBC	MFB Corp.	IN	03/25/94	501,568	10.30	6.20	44.53	76.18	82.37	20.43	8.15
FFSX	First Federal Bankshares Inc.	IA	04/14/99	647,706	21.23	4.90	23.37	65.97	70.88	10.37	10.82
		AVERAGE		381,667	17.05	7.13	32.41	68.26	75.39	17.48	10.98
		MEDIAN		351,442	17.43	7.35	30.33	66.59	75.58	18.98	9.11
		HIGH		647,706	22.62	15.71	45.20	78.18	82.37	27.81	22.33
		LOW		220,813	10.30	0.00	22.47	59.14	68.70	8.50	7.18

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**220,177**	**(0.04)**	**(0.27)**	**3.31**	**4.42**	**1.18**	**2.07**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 3/31/06	< 800,000	< 0.70	< 10.00	2.35 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
PFED	Park Bancorp Inc.	IL	08/12/96	220,813	(0.05)	(0.36)	2.71	2.76	0.25	1.93	0.98	0.28
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	271,868	0.11	0.86	3.17	4.05	1.58	1.59	0.16	0.77
FBTC	First BancTrust Corp.	IL	04/19/01	299,175	0.37	4.21	2.84	3.27	1.17	0.71	0.10	0.74
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	329,786	0.48	2.11	3.70	3.08	0.42	0.13	0.01	0.62
RIVR	River Valley Bancorp	IN	12/20/96	338,841	0.63	8.93	2.48	2.29	0.77	0.94	0.00	0.61
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	364,042	0.24	2.48	2.37	2.31	0.53	0.49	0.01	0.32
WAYN	Wayne Savings Bancshares	OH	01/09/03	405,876	0.54	6.09	2.96	2.43	0.41	0.23	0.00	0.36
ASBI	Ameriana Bancorp	IN	03/02/87	436,995	(0.08)	(0.98)	2.37	3.14	0.88	0.92	0.14	0.62
MFBC	MFB Corp.	IN	03/25/94	501,568	0.68	8.72	2.75	3.27	1.14	1.66	0.02	1.07
FFSX	First Federal Bankshares Inc.	IA	04/14/99	647,706	0.44	3.77	2.97	2.96	1.00	1.43	0.04	0.31
		AVERAGE		381,667	0.34	3.58	2.83	2.96	0.82	1.00	0.14	0.57
		MEDIAN		351,442	0.41	3.13	2.80	3.02	0.83	0.93	0.03	0.62
		HIGH		647,706	0.68	8.93	3.70	4.05	1.58	1.93	0.98	1.07
		LOW		220,813	(0.08)	(0.98)	2.37	2.29	0.25	0.13	0.00	0.28

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	FIRST FEDERAL SAVINGS BANK	**Clarksville**	**TN**	**4**	**-**	**-**	**220,178**	**210,341**	**101,499**	**41**	**180,083**	**32,930**
COMPARABLE GROUP												
ASBI	Ameriana Bancorp	New Castle	IN	10	NASDAQ	03/02/87	436,995	385,748	262,999	843	319,367	32,396
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	9	NASDAQ	04/07/99	364,042	326,201	231,011	6,891	248,983	34,032
FBTC	First BancTrust Corporation	Paris	IL	7	NASDAQ	04/19/01	299,175	272,787	194,508	1,281	223,732	26,545
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	14	NASDAQ	04/14/99	647,706	534,669	427,318	18,508	505,530	70,092
FFNM	First Fed. of N. Michigan Bancorp, Inc.	Alpena	MI	10	NASDAQ	04/01/05	271,868	257,394	205,002	3,862	173,162	34,881
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	3	NASDAQ	07/02/03	329,786	302,070	267,718	0	218,932	73,657
MFBC	MFB Corp.	Mishawaka	IN	10	NASDAQ	03/25/94	501,568	451,713	382,073	3,475	354,048	40,855
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	220,813	199,496	148,402	0	140,414	31,601
RIVR	River Valley Bancorp	Madison	IN	7	NASDAQ	12/20/96	338,841	312,075	243,355	31	217,534	24,334
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	01/09/03	405,876	382,944	240,049	2,401	333,540	34,576
	Average			8.4			381,667	342,510	260,244	3,729	273,524	40,297
	Median			9.5			351,442	319,138	241,702	1,841	236,358	34,304
	High			14.0			647,706	534,669	427,318	18,508	505,530	73,657
	Low			3.0			220,813	199,496	148,402	0	140,414	24,334

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
		As a Percent of Total Assets											
SUBJECT													
FIRST FEDERAL SAVINGS BANK	**220,178**	**37.42**	**10.71**	**46.10**	**0.91**	**0.00**	**0.02**	**5.75**	**19.62**	**2.07**	**95.53**	**83.61**	**0.02**
COMPARABLE GROUP													
ASBI Ameriana Bancorp	436,995	21.84	8.51	60.18	0.62	0.14	0.19	8.95	24.88	0.92	92.32	90.12	0.22
FBEI First Bancorp of Indiana Inc.	364,042	18.42	10.11	63.46	0.32	0.01	1.89	6.06	9.13	0.49	70.35	68.46	NA
FBTC First BancTrust Corp.	299,175	12.44	14.95	65.01	0.74	0.10	0.43	6.95	22.25	0.71	87.31	78.25	0.11
FFSX First Federal Bankshares Inc.	647,706	21.23	4.90	65.97	0.31	0.04	2.86	5.04	33.19	1.43	82.16	72.47	0.00
FFNM First Fed of N Michigan Bncp	271,868	16.45	1.85	75.40	0.77	0.16	1.42	4.43	20.51	1.59	98.12	86.84	0.21
JFBI Jefferson Bancshares Inc.	329,786	11.41	0.00	78.18	0.62	0.01	0.00	7.37	42.98	0.13	86.90	66.70	0.00
MFBC MFB Corp.	501,568	10.30	6.20	76.18	1.07	0.02	0.69	6.18	21.96	1.66	96.00	88.24	0.45
PFED Park Bancorp Inc.	220,813	15.61	9.09	67.21	0.28	0.98	0.00	6.99	22.43	1.93	97.40	90.31	0.00
RIVR River Valley Bancorp	338,841	22.62	0.02	71.82	0.61	0.00	0.01	5.40	30.99	0.94	90.94	84.30	0.14
WAYN Wayne Savings Bancshares	405,876	20.21	15.71	59.14	0.36	0.00	0.59	4.34	16.66	0.23	93.26	85.72	0.00
Average	381,667	17.05	7.13	68.26	0.57	0.14	0.81	6.17	24.50	1.00	89.47	81.14	0.13
Median	351,442	17.43	7.35	66.59	0.61	0.03	0.51	6.12	22.34	0.93	91.63	85.01	0.11
High	647,706	22.62	15.71	78.18	1.07	0.98	2.86	8.95	42.98	1.93	98.12	90.31	0.45
Low	220,813	10.30	0.00	59.14	0.28	0.00	0.00	4.34	9.13	0.13	70.35	66.70	0.00
ALL THRIFTS (199)													
Average	4,028,325	13.98	8.76	71.78	0.62	0.12	0.83	4.20	25.85	0.73	92.05	81.22	0.16
MIDWEST THRIFTS (78)													
Average	1,157,841	13.57	5.99	74.91	0.64	0.16	0.63	4.49	24.63	1.14	91.43	83.00	0.16
TENNESSEE THRIFTS (5)													
Average	203,940	17.45	2.96	71.43	0.68	0.02	0.09	4.57	24.21	0.21	92.08	82.71	0.00

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets										
SUBJECT														
	FIRST FEDERAL SAVINGS BANK	**187,247**	**32,930**	**81.79**	**1.82**	**1.44**	**0.00**	**14.96**	**0.23**	**14.72**	**14.96**	**14.72**	**14.62**	**26.95**
COMPARABLE GROUP														
ASBI	Ameriana Bancorp	404,599	32,396	73.08	17.54	1.97	0.00	7.41	0.42	7.36	7.41	7.23	9.38	16.46
FBEI	First Bancorp of Indiana Inc.	330,010	34,032	68.39	20.60	1.66	0.00	9.35	(0.17)	2.69	9.35	7.60	7.07	10.32
FBTC	First BancTrust Corp.	272,630	26,545	74.78	15.61	0.73	0.00	8.87	(0.22)	6.76	8.87	8.48	10.19	17.09
FFSX	First Federal Bankshares Inc.	577,614	70,092	78.05	10.37	0.76	0.00	10.82	(0.00)	5.19	10.82	8.20	7.46	10.75
FFNM	First Fed of N Michigan Bncp	236,987	34,881	63.69	22.41	1.07	0.00	12.83	(0.05)	5.81	12.83	11.57	10.32	17.03
JFBI	Jefferson Bancshares Inc.	256,129	73,657	66.39	11.01	0.27	0.00	22.33	(0.06)	7.89	22.33	22.33	19.79	26.50
MFBC	MFB Corp.	460,713	40,855	70.59	20.43	0.83	0.00	8.15	0.03	5.90	8.15	7.50	7.77	13.07
PFED	Park Bancorp Inc.	189,212	31,601	63.59	20.52	1.58	0.00	14.31	(0.11)	4.87	14.31	14.31	12.73	18.87
RIVR	River Valley Bancorp	314,507	24,334	64.20	27.81	0.81	0.00	7.18	(0.07)	4.91	7.18	7.17	8.50	12.92
WAYN	Wayne Savings Bancshares	371,300	34,576	82.18	8.50	0.80	0.00	8.52	(0.12)	2.61	8.52	7.97	7.83	14.46
	Average	341,370	40,297	70.49	17.48	1.05	0.00	10.98	(0.03)	5.40	10.98	10.24	10.10	15.75
	Median	322,259	34,304	69.49	18.98	0.82	0.00	9.11	(0.07)	5.50	9.11	8.09	8.94	15.46
	High	577,614	73,657	82.18	27.81	1.97	0.00	22.33	0.42	7.89	22.33	22.33	19.79	26.50
	Low	189,212	24,334	63.59	8.50	0.27	0.00	7.18	(0.22)	2.61	7.18	7.17	7.07	10.32
ALL THRIFTS (199)														
	Average	3,675,447	370,266	62.43	25.69	2.18	0.10	9.00	(0.03)	4.94	10.68	9.93	9.83	13.96
MIDWEST THRIFTS (78)														
	Average	1,055,090	102,612	66.20	23.56	1.31	0.00	8.86	(0.02)	4.99	10.36	9.90	9.29	12.45
TENNESSEE THRIFTS (5)														
	Average	175,518	28,457	74.71	7.62	0.28	0.00	13.94	(0.13)	6.94	14.31	14.23	16.12	19.89

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT															
FIRST FEDERAL SAVINGS BANK	**12,395**	**5,457**	**6,938**	**(725)**	**2,570**	**0**	**18**	**9,649**	**0**	**584**	**168**	**416**	**0**	**416**	**(86)**
COMPARABLE GROUP															
ASBI Ameriana Bancorp	23,161	14,271	8,890	315	3,851	0	0	13,904	0	(2,813)	(1,601)	(1,212)	0	(1,212)	(344)
FBEI First Bancorp of Indiana Inc.	17,998	10,918	7,081	440	1,933	116	0	7,577	0	997	222	775	0	775	775
FBTC First BancTrust Corp.	16,841	9,027	7,814	317	3,514	0	72	9,667	91	1,265	209	1,056	0	1,056	1,107
FFSX First Federal Bankshares Inc.	34,644	18,487	16,157	1,384	6,445	44	0	17,754	0	3,464	836	2,628	514	3,142	2,628
FFNM First Fed of N Michigan Bncp	17,279	8,893	8,386	868	4,295	500	0	11,455	0	313	38	275	0	275	304
JFBI Jefferson Bancshares Inc.	20,488	9,332	11,156	(38)	1,375	0	0	10,120	0	2,252	800	1,452	0	1,452	1,580
MFBC MFB Corp.	28,777	15,777	13,000	(2,226)	5,724	411	0	16,472	189	4,866	1,186	3,680	0	3,680	3,428
PFED Park Bancorp Inc.	12,174	6,493	5,681	249	559	0	0	6,301	0	(310)	(203)	(107)	0	(107)	(107)
RIVR River Valley Bancorp	19,424	11,564	7,860	228	2,624	0	0	7,759	0	2,939	864	2,075	0	2,075	2,127
WAYN Wayne Savings Bancshares	22,410	11,198	11,212	100	1,666	107	0	9,767	0	3,011	850	2,161	0	2,161	2,161
Average	21,320	11,596	9,724	164	3,199	118	7	11,078	28	1,598	320	1,278	51	1,330	1,366
Median	19,956	11,058	8,638	282	3,069	22	0	9,944	0	1,759	511	1,254	0	1,254	1,344
High	34,644	18,487	16,157	1,384	6,445	500	72	17,754	189	4,866	1,186	3,680	514	3,680	3,428
Low	12,174	6,493	5,681	(2,226)	559	0	0	6,301	0	(2,813)	(1,601)	(1,212)	0	(1,212)	(344)
ALL THRIFTS (199)															
Average	251,981	148,869	100,658	9,380	52,441	1,255	108	92,856	1,225	47,439	15,835	30,155	1,892	32,056	35,338
MIDWEST THRIFTS (78)															
Average	55,930	32,257	29,137	2,001	9,215	278	63	24,387	172	12,051	4,269	7,785	7	7,792	8,298
TENNESSEE THRIFTS (5)															
Average	12,265	5,871	6,395	51	1,076	0	NA	5,397	0	2,030	654	1,376	0	1,376	1,370

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT															
FIRST FEDERAL SAVINGS BANK	**5.68**	**2.50**	**3.18**	**(0.33)**	**1.18**	**0.00**	**0.01**	**4.42**	**0.00**	**0.27**	**0.08**	**0.19**	**0.00**	**0.19**	**(0.04)**
COMPARABLE GROUP															
ASBI Ameriana Bancorp	5.23	3.22	2.01	0.07	0.88	0.00	0.00	3.14	0.00	(0.63)	(0.36)	(0.27)	0.00	(0.27)	(0.08)
FBEI First Bancorp of Indiana Inc.	5.49	3.33	2.16	0.13	0.53	0.04	0.00	2.31	0.00	0.30	0.07	0.24	0.00	0.24	0.24
FBTC First BancTrust Corp.	5.70	3.06	2.65	0.11	1.17	0.00	0.02	3.27	0.03	0.43	0.07	0.36	0.00	0.36	0.37
FFSX First Federal Bankshares Inc.	5.77	3.08	2.69	0.23	1.00	0.01	0.00	2.96	0.00	0.58	0.14	0.44	0.09	0.52	0.44
FFNM First Fed of N Michigan Bncp	6.11	3.14	2.97	0.31	1.58	0.18	0.00	4.05	0.00	0.11	0.01	0.10	0.00	0.10	0.11
JFBI Jefferson Bancshares Inc.	6.24	2.84	3.40	(0.01)	0.42	0.00	0.00	3.08	0.00	0.69	0.24	0.44	0.00	0.44	0.48
MFBC MFB Corp.	5.70	3.13	2.58	(0.44)	1.14	0.08	0.00	3.27	0.04	0.96	0.24	0.73	0.00	0.73	0.68
PFED Park Bancorp Inc.	5.33	2.84	2.49	0.11	0.25	0.00	0.00	2.76	0.00	(0.14)	(0.09)	(0.05)	0.00	(0.05)	(0.05)
RIVR River Valley Bancorp	5.80	3.45	2.35	0.07	0.77	0.00	0.00	2.32	0.00	0.88	0.26	0.62	0.00	0.62	0.63
WAYN Wayne Savings Bancshares	5.57	2.78	2.79	0.02	0.41	0.03	0.00	2.43	0.00	0.75	0.21	0.54	0.00	0.54	0.54
Average	5.69	3.09	2.61	0.06	0.82	0.03	0.00	2.96	0.01	0.39	0.08	0.31	0.01	0.32	0.34
Median	5.70	3.10	2.61	0.09	0.83	0.00	0.00	3.02	0.00	0.50	0.10	0.40	0.00	0.40	0.41
High	6.24	3.45	3.40	0.31	1.58	0.18	0.02	4.05	0.04	0.96	0.26	0.73	0.09	0.73	0.68
Low	5.23	2.78	2.01	(0.44)	0.25	0.00	0.00	2.31	0.00	(0.63)	(0.36)	(0.27)	0.00	(0.27)	(0.08)
ALL THRIFTS (199)															
Average	5.59	3.30	2.35	0.22	1.22	0.03	0.00	2.16	0.03	1.11	0.37	0.72	0.05	0.77	0.76
MIDWEST THRIFTS (78)															
Average	4.73	2.73	2.56	0.18	0.81	0.02	0.00	2.15	0.02	1.06	0.38	0.69	0.00	0.69	0.67
TENNESSEE THRIFTS (5)															
Average	6.23	2.98	3.25	0.03	0.55	0.00	0.00	2.74	0.00	1.03	0.33	0.70	0.00	0.70	0.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	FIRST FEDERAL SAVINGS BANK	**5.92**	**3.00**	**2.92**	**3.31**	**0.19**	**(0.04)**	**1.29**	**(0.27)**
COMPARABLE GROUP									
ASBI	Ameriana Bancorp	5.55	3.35	2.20	2.37	-0.27	-0.08	-3.47	-0.98
FBEI	First Bancorp of Indiana Inc.	5.99	3.76	2.23	2.37	0.24	0.24	2.48	2.48
FBTC	First BancTrust Corp.	6.59	3.38	3.21	2.84	0.36	0.37	4.02	4.21
FFSX	First Federal Bankshares Inc.	6.28	3.35	2.93	2.97	0.52)	0.44)	4.50)	3.77)
FFNM	First Fed of N Michigan Bncp	6.51	3.63	2.88	3.17	0.10	0.11	0.77	0.86
JFBI	Jefferson Bancshares Inc.	6.84	3.76	3.08	3.70	0.44	0.48	1.94	2.11
MFBC	MFB Corp.	6.13	3.41	2.73	2.75	0.73	0.68	9.36	8.72
PFED	Park Bancorp Inc.	5.82	3.29	2.52	2.71	-0.05	-0.05	-0.36	-0.36
RIVR	River Valley Bancorp	6.23	3.82	2.41	2.48	0.62	0.63	8.71	8.93
WAYN	Wayne Savings Bancshares	5.74	2.99	2.75	2.96	0.54	0.54	6.09	6.09
	Average	6.17	3.47	2.69	2.83	0.32	0.34	3.40	3.58
	Median	6.18	3.39	2.74	2.80	0.40	0.41	3.25	3.13
	High	6.84	3.82	3.21	3.70	0.73	0.68	9.36	8.93
	Low	5.55	2.99	2.20	2.37	(0.27)	(0.08)	(3.47)	(0.98)
ALL THRIFTS (199)									
	Average	6.35	3.55	2.80	3.22	0.77	0.76	8.68	8.64
MIDWEST THRIFTS (78)									
	Average	6.38	3.58	2.80	3.29	0.69	0.67	7.75	7.62
TENNESSEE THRIFTS (5)									
	Average	6.63	3.53	3.10	3.44	0.81	0.81	6.98	6.88

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	FIRST FEDERAL SAVINGS BANK	**0.00**	**0.00**	**0.00**	**0.00**	**1.93**	**43.84**	**0.10**	**(710.78)**	**NM**
COMPARABLE GROUP										
ASBI	Ameriana Bancorp	0	0.28	1.52	NM	1.02	65.07	0.22	60.58	NM
FBEI	First Bancorp of Indiana Inc.	0	0.60	3.53	130.43	0.50	58.34	0.20	105.26	22.27
FBTC	First BancTrust Corp.	0	0.24	2.01	53.33	1.13	100.82	0.42	41.28	16.52
FFSX	First Federal Bankshares Inc.	0	0.42	2.26	44.62	0.47	62.53	1.07	28.34	24.13
FFNM	First Fed of N Michigan Bncp	0	0.20	2.20	222.22	1.01	46.67	0.09	438.38	12.14
JFBI	Jefferson Bancshares Inc.	0	0.24	2.02	100.00	0.76	499.31	0.04	(36.19)	35.52
MFBC	MFB Corp.	0	0.63	1.95	23.60	1.39	87.59	0.15	NM	24.37
PFED	Park Bancorp Inc.	0	0.72	2.15	NM	0.42	13.84	0.69	23.58	NM
RIVR	River Valley Bancorp	0	0.79	4.53	62.70	0.84	67.29	0.23	41.38	29.40
WAYN	Wayne Savings Bancshares	0	0.48	3.55	70.59	0.62	182.82	0.01	125.00	28.23
	Average	0	0.46	2.57	88.44	0.82	118.43	0.31	91.96	24.07
	Median	0	0.45	2.18	66.65	0.80	66.18	0.21	41.38	24.25
	High	0	0.79	4.53	222.22	1.39	499.31	1.07	438.38	35.52
	Low	0	0.20	1.52	23.60	0.42	13.84	0.01	(36.19)	12.14
ALL THRIFTS (199)										
	Average	11.60	0.42	2.22	62.75	0.87	181.78	0.13	160.93	29.82
MIDWEST THRIFTS (78)										
	Average	1.04	0.47	2.46	79.60	0.86	90.45	0.22	138.36	29.23
TENNESSEE THRIFTS (5)										
	Average	0.00	0.38	1.50	47.37	0.95	275.92	0.06	83.25	32.55

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

First Federal Savings Bank/First Advantage Bancorp
Stock Prices as of June 11, 2007

Pricing ratios:

	Symbol	Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	54.34	33.93	23.30	22.13	17.85
price to core earnings	P/CE	NM	33.82	24.60	27.23	18.88
Price to book value	P/B	70.32%	104.50%	103.87%	125.36%	118.28%
Price to tangible book value	P/TB	70.66%	113.78%	116.20%	141.64%	127.88%
Price to assets	P/A	21.50%	11.44%	9.47%	13.11%	11.92%

Pre conversion earnings	(Y)	$ 416,000	For the twelve months ended March 31, 2007
Pre conversion core earnings	(CY)	$ (86,000)	For the twelve months ended March 31, 2007
Pre conversion book value	(B)	$ 32,930,000	At March 31, 2007
Pre conversion tang. book value	(TB)	$ 32,526,000	At March 31, 2007
Pre conversion assets	(A)	$ 220,178,000	At March 31, 2007

Conversion expense	(X)	2.56%	Option % granted	(OP)	10.00%
ESOP stock purchase	(E)	8.00%	Est. option value	(OV)	39.00%
ESOP cost of borrowings, net	(S)	0.00%	Option maturity	(OM)	5
ESOP term (yrs.)	(T)	20	Option % taxable	(OT)	25.00%
RRP amount	(M)	4.00%	Price per share	(P)	$ 10.00
RRP term (yrs.)	(N)	5			
Tax rate	(TAX)	39.00%			
Investment rate of return, net	(RR)	3.00%			
Investment rate of return, pretax		4.91%			
Percent sold	(PCT)	100.00%			

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((PCT-X-E-M)*RR-(1-TAX)*E/T-(1-TAX)*M/N-(1-(TAX*OT))*(OP*OV/OM))}$ = $ 58,000,000

2. P/B method: Value = $\frac{P/B*B}{1-P/B*(PCT-X-E-M)}$ = $ 58,000,000

3. P/A method: Value = $\frac{P/A*A}{1-PA*(PCT-X-E-M)}$ = $ 58,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Shares Issued to Public	Gross Proceeds of Public Offering	Total Number of Shares Issued	TOTAL VALUE
Midpoint	**$10.00**	**5,800,000**	**$58,000,000**	**5,800,000**	**$58,000,000**
Minimum	$10.00	4,930,000	$49,300,000	4,930,000	$49,300,000
Maximum	$10.00	6,670,000	$66,700,000	6,670,000	$66,700,000
Maximum, as adjusted	$10.00	7,670,500	$76,705,000	7,670,500	$76,705,000

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
Stock Prices as of June 11, 2007

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
FIRST FEDERAL SAVINGS BANK															
Appraised value - midpoint	**58.00**	**10.00**	**0.27**	**14.22**	**54.34**	**70.32**	**21.50**	**70.66**	**NM**	**0.00**	**0.00**	**0.00**	**30.58**	**0.39**	**1.26**
Minimum	49.30	10.00	0.28	15.19	51.07	65.81	18.81	66.17	NM	0.00	0.00	0.00	28.57	0.33	1.16
Maximum	66.70	10.00	0.26	13.50	57.04	74.06	24.05	74.40	NM	0.00	0.00	0.00	32.48	0.44	1.35
Maximum, as adjusted	76.71	10.00	0.25	12.88	59.62	77.66	26.82	77.98	NM	0.00	0.00	0.00	34.53	0.50	1.43
ALL THRIFTS (199)															
Average	535.18	202.63	0.91	118.12	22.13	125.36	13.11	141.64	27.23	0.42	2.23	63.12	9.10	0.76	8.64
Median	56.10	16.31	0.81	13.99	17.85	118.28	11.92	127.88	18.88	0.36	2.33	45.15	9.32	0.61	5.78
TENNESSEE THRIFTS (5)															
Average	29.63	24.17	0.84	18.13	25.49	112.69	19.26	114.69	29.62	0.38	1.50	47.37	14.31	0.81	6.88
Median	30.55	14.75	0.68	12.54	19.09	109.49	11.28	113.17	19.48	0.46	3.45	67.65	10.35	0.60	5.98
COMPARABLE GROUP (10)															
Average	41.43	17.77	0.63	16.76	33.93	104.50	11.44	113.78	33.82	0.46	2.57	88.44	10.98	0.34	3.58
Median	36.63	15.26	0.46	13.35	23.30	103.87	9.47	116.20	24.60	0.45	2.18	66.65	9.11	0.41	3.13
COMPARABLE GROUP															
ASBI Ameriana Bancorp	31.56	10.56	-0.39	10.84	NM	97.42	7.22	100.02	NM	0.28	1.52	NM	7.41	-0.08	-0.98
FBEI First Bancorp of Indiana Inc.	31.29	17.00	0.46	18.53	36.96	91.76	8.58	115.05	36.96	0.60	3.53	130.43	9.35	0.24	2.48
FBTC First BancTrust Corp.	27.45	11.97	0.45	11.57	26.60	103.46	9.18	108.70	25.32	0.24	2.01	53.33	8.87	0.37	4.21
FFSX First Federal Bankshares Inc.	63.15	18.60	0.93	20.64	20.00	90.12	9.75	122.45	23.88	0.42	2.26	44.62	10.82	0.44	3.77
FFNM First Fed of N Michigan Bncp	26.21	9.09	0.09	11.64	91.70	78.09	10.02	87.81	91.70	0.20	2.20	222.22	12.83	0.11	0.86
JFBI Jefferson Bancshares Inc.	76.67	11.90	0.24	11.41	49.58	104.28	23.29	104.28	45.51	0.24	2.02	100.00	22.33	0.48	2.11
MFBC MFB Corp.	44.59	33.89	2.67	30.97	12.69	109.42	8.91	119.59	13.63	0.63	1.95	23.60	8.15	0.68	8.72
PFED Park Bancorp Inc.	41.69	33.50	-0.11	26.09	NM	128.40	18.38	128.40	NM	0.72	2.15	NM	14.31	-0.05	-0.36
RIVR River Valley Bancorp	28.52	17.65	1.26	15.06	14.01	117.20	8.42	117.35	13.67	0.79	4.53	62.70	7.18	0.63	8.93
WAYN Wayne Savings Bancshares	43.15	13.51	0.68	10.82	19.87	124.80	10.63	134.12	19.87	0.48	3.55	70.59	8.52	0.54	6.09

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [(1)]	$	49,300,000
Less: Estimated conversion expenses		1,406,000
Net conversion proceeds	$	47,894,000

2. Generation of Additional Income

Net conversion proceeds	$	47,894,000
Less: Proceeds not invested [(2)]		3,944,008
Total conversion proceeds invested	$	43,949,992
Investment rate		3.00%
Earnings increase - return on proceeds invested	$	1,316,346
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		120,292
Less: RRP expense, net of taxes		240,584
Net earnings increase	$	955,469

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	416,000	(86,000)
Net earnings increase		955,469	955,469
After conversion	$	1,371,469	869,469

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 03/31/07	$	32,930,000	32,526,000
Net cash conversion proceeds		41,977,988	41,977,988
After conversion	$	74,907,988	74,503,988

5. Comparative Net Assets

Before conversion - 03/31/07	$	220,178,000
Conversion proceeds		41,977,988
After conversion	$	262,155,988

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds (1)	$	58,000,000
Less: Estimated conversion expenses		1,486,000
Net conversion proceeds	$	56,514,000

2. Generation of Additional Income

Net conversion proceeds	$	56,514,000
Less: Proceeds not invested (2)		4,640,008
Total conversion proceeds invested	$	51,873,992
Investment rate		3.00%
Earnings increase - return on proceeds invested	$	1,553,678
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		141,520
Less: RRP expense, net of taxes		283,040
Net earnings increase	$	1,129,117

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	416,000	(86,000)
Net earnings increase		1,129,117	1,129,117
After conversion	$	1,545,117	1,043,117

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 03/31/07	$	32,930,000	32,526,000
Conversion proceeds		49,553,988	49,553,988
After conversion	$	82,483,988	82,079,988

5. Comparative Net Assets

Before conversion - 03/31/07	$	220,178,000
Conversion proceeds		49,553,988
After conversion	$	269,731,988

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds (1)	$	66,700,000
Less: Estimated conversion expenses		1,566,000
Net conversion proceeds	$	65,134,000

2. Generation of Additional Income

Net conversion proceeds	$	65,134,000
Less: Proceeds not invested (2)		5,336,008
Total conversion proceeds invested	$	59,797,992
Investment rate		3.00%
Earnings increase - return on proceeds invested	$	1,791,010
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		162,748
Less: RRP expense, net of taxes		325,496
Net earnings increase	$	1,302,765

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	416,000	(86,000)
Net earnings increase		1,302,765	1,302,765
After conversion	$	1,718,765	1,216,765

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 03/31/07	$	32,930,000	32,526,000
Conversion proceeds		57,129,988	57,129,988
After conversion	$	90,059,988	89,655,988

5. Comparative Net Assets

Before conversion - 03/31/07	$	220,178,000
Conversion proceeds		57,129,988
After conversion	$	277,307,988

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the Maximum, as adjusted, of the Range

1. Gross Conversion Proceeds

Super-maximum offering proceeds [1]	$	76,705,000
Less: Estimated conversion expenses		1,658,000
Net conversion proceeds	$	75,047,000

2. Generation of Additional Income

Net conversion proceeds	$	75,047,000
Less: Proceeds not invested [2]		6,136,400
Total conversion proceeds invested	$	68,910,600
Investment rate		3.00%
Earnings increase - return on proceeds invested	$	2,063,941
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		187,160
Less: RRP expense, net of taxes		374,320
Net earnings increase	$	1,502,461

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	416,000	(86,000)
Net earnings increase		1,502,461	1,502,461
After conversion	$	1,918,461	1,416,461

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	32,930,000	32,526,000
Conversion proceeds		65,842,400	65,842,400
After conversion	$	98,772,400	98,368,400

5. Comparative Net Assets

Before conversion - 03/31/07	$	220,178,000
Conversion proceeds		65,842,400
After conversion	$	286,020,400

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	First Federal		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	54.34 x		60.17%	133.22%
Price/book value	70.32 %	*	(32.71)%	(32.30)%
Price/assets	21.50 %		87.99%	127.18%
Price/tangible book value	70.66 %		(37.89)%	(39.19)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	51.07 x		50.53%	119.18%
Price/book value	65.81 %	*	(37.02)%	(36.64)%
Price/assets	18.81 %		64.41%	98.69%
Price/tangible book value	66.17 %		(41.84)%	(43.05)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	57.04 x		68.13%	144.81%
Price/book value	74.06 %	*	(29.12)%	(28.70)%
Price/assets	24.05 %		110.29%	154.12%
Price/tangible book value	74.40 %		(34.61)%	(35.98)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	59.62 x		75.73%	155.87%
Price/book value	77.66 %	*	(25.68)%	(25.24)%
Price/assets	26.82 %		134.46%	183.34%
Price/tangible book value	77.98 %		(31.46)%	(32.89)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

_______________________ Date

_______________________ John A. Shaffer

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, First Advantage Bancorp, in the amount of $38,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

JOHN A. SHAFFER

Sworn to before me and subscribed in my presence this 6th day of June 2007.

NOTARY PUBLIC

NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07

END